SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated April 14, 2007 regarding matters to be approved at the annual general meeting of the Registrant (the “Annual General Meeting”) to be held on May 8, 2007.

1.2	Form of proxy for use at the Annual General Meeting.

1.3	Depositary’s notice of shareholders’ meeting and form of proxy.

1.4	2006 annual report.

1.5	Announcement dated April 14, 2007 providing notice of the Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

PROPOSED DIRECTORS FOR RE-ELECTION

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE

AND REPURCHASE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

The notice convening an annual general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8 May 2007 at 2:30 p.m. or any adjournment thereof to approve the matters referred to in this circular are set out on pages 11 to 14 of this circular. Whether or not you are able to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding of the meeting or any adjournments thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjournments thereof should you so wish.

14 April 2007

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares;

“Annual General Meeting”	the annual general meeting of the Company to be held on 8 May 2007 or any adjournment thereof;

“Articles of Association”	articles of association of the Company;

“Board”	board of Directors;

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on New York Stock Exchange, Inc.;

“Directors”	directors of the Company;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Issue Mandate”	the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new shares in the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Latest Practicable Date”	11 April 2007, being the latest practicable date prior to the issue of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Memorandum”	amended and restated memorandum of association of the Company;

“PRC”	the People’s Republic of China;

“Repurchase Mandate”	the general and unconditional mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving such mandate;

“Retiring Directors”	the Directors retiring at the Annual General Meeting and, being eligible, are offering themselves for re-election at the Annual General Meeting, both in accordance with the Articles of Association;

DEFINITIONS

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) in the issued share capital of the Company with a par value of HK$0.25 each;

“Shareholder(s)”	holder(s) of Shares; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:	Registered office:
Mr. Dennis Pok Man LUI	Cricket Square
Mr. Tim PENNINGTON	Hutchins Drive
P.O. Box 2681
Non-executive Directors:	Grand Cayman KY1-1111
Mr. FOK Kin-ning, Canning (Chairman)	Cayman Islands
Mr. Frank John SIXT
Mr. Michael John O’ CONNOR	Head office and principal place of business:
Mr. Aldo MAREUSE
22nd Floor
Independent Non-executive Directors:	Hutchison House
Mr. KWAN Kai Cheong	10 Harcourt Road
Mr. John W. STANTON	Hong Kong
Mr. Kevin WESTLEY

Alternate Directors:
Mrs. CHOW WOO Mo Fong, Susan
(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Martin Wolfgang MICHLMAYR
(Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)

14 April 2007

To the Shareholders

Dear Sir or Madam,

PROPOSED DIRECTORS FOR RE-ELECTION

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE

AND REPURCHASE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information on matters to be dealt with at the Annual General Meeting. These are: (i) re-election of Directors and (ii) grant of the Issue Mandate and the Repurchase Mandate.

LETTER FROM THE BOARD

PROPOSED DIRECTORS FOR RE-ELECTION

In accordance with Articles 86(3) and 87(1) of the Articles of Association, Messrs. Dennis Pok Man Lui, Kwan Kai Cheong and Michael John O’Connor will retire at the Annual General Meeting and, being eligible, will offer themselves for re-election. Information on the Retiring Directors as required to be disclosed under the Listing Rules is set out in Appendix I to this circular.

PROPOSED GRANT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the annual general meeting of the Company held on 16 May 2006, ordinary resolutions were passed to grant general mandates to the Directors (i) to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of approving the relevant resolution plus the aggregate nominal amount up to a maximum of 10% of the Company’s then issued share capital repurchased by the Company; and (ii) to repurchase Shares, the aggregate nominal amount of which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of approving the relevant resolution.

These general mandates will lapse at the conclusion of the Annual General Meeting. At the Annual General Meeting, an ordinary resolution will be proposed to grant the Issue Mandate to the Directors to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Issue Mandate to provide flexibility to the Company to raise funds by issue of Shares efficiently.

At the Annual General Meeting, it is also proposed to grant to the Directors the Repurchase Mandate authorising the repurchase by the Company on the Stock Exchange of up to 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing the resolution approving the Repurchase Mandate.

If the Repurchase Mandate is granted, a further ordinary resolution will be proposed at the Annual General Meeting providing that any Shares repurchased under the Repurchase Mandate will be added to the total number of Shares which may be allotted and issued under the Issue Mandate.

With respect to the Issue Mandate and the Repurchase Mandate, the Directors wish to state that they have no present intention of exercising the Issue Mandate to issue any Shares for fund raising purposes or the Repurchase Mandate to repurchase any Shares.

An explanatory statement as required by the relevant provisions of the Listing Rules concerning the regulation of repurchases by companies of their own securities on the Stock Exchange is set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting is set out on pages 11 to 14 of this circular. A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you intend to be present at the Annual General Meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time fixed for the holding of the Annual General Meeting. Completion of the form of proxy and its return to the Company will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

LETTER FROM THE BOARD

Pursuant to the Articles of Association, a poll may be demanded in relation to any resolution put to the vote of the Annual General Meeting, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least five Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATIONS

The Board considers the re-election of the Directors as described in the section headed “Proposed Directors for Re-election” above and the granting of the Issue Mandate and the Repurchase Mandate to be in the best interests of the Company and the Shareholders, and accordingly recommends you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully

By Order of the Board

Fok Kin-ning, Canning

Chairman

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

The following is the information, as at the Latest Practicable Date, required to be disclosed under the Listing Rules on the Retiring Directors proposed to be re-elected at the Annual General Meeting:

(1)	Dennis Pok Man LUI, BSc

Mr. Lui, aged 56, has been an Executive Director and the Chief Executive Officer of the Company since 2004. He holds a Bachelor of Science degree.

He is a director of Partner Communications Company Ltd. (a listed subsidiary of the Company, the securities of which are listed on the Tel-Aviv Stock Exchange and traded on the London Stock Exchange and the US Nasdaq). He is also a director of Hutchison Global Communications Holdings Limited (a wholly owned subsidiary of the Company, the shares of which were previously listed on the Main Board of the Stock Exchange). He was previously a director of Hutchison Telecommunications (Australia) Limited (the shares of which are listed on the Australian Stock Exchange).

Mr. Lui first joined Hutchison Paging Limited in 1986 and became its managing director in 1993. He was the managing director of Hutchison Telecommunications (Hong Kong) Limited in charge of its mobile telecommunications, fixed-line, multi-media, Internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to April 2000. He rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of HTI and its subsidiaries. He also holds a directorship in a company controlled by a substantial shareholder of the Company. Save as disclosed above, Mr. Lui does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Lui has personal interests in 100,000 Shares and in share options to subscribe for 9,000,000 shares in the Company at an exercise price of HK$8.70 each (representing an aggregate of approximately 0.19% of the issued share capital of the Company) within the meaning of part XV of the SFO. The term of his service as a Director is subject to retirement by rotation at the annual general meetings of the Company in accordance with provisions of the Articles of Association. He is entitled to a total emoluments of HK$15.14 million for the year ended 31 December 2006. The emoluments specified in the service agreement appointing Mr. Lui as the Chief Executive Officer of the Company were HK$3,202,800 and US$35,000 per annum (which included his basic salary and director’s fees entitlement but excluded any discretionary bonus which the Company may decide to pay). Such emoluments are determined by reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and prevailing market conditions.

Save as disclosed above, there are no other matters concerning Mr. Lui that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

(2)	KWAN Kai Cheong, BA, CA (Aus)

Mr. Kwan, aged 57, has been an Independent Non-executive Director of the Company since 2004. He is also a member of the Audit Committee and the Remuneration Committee of the Company. He holds a Bachelor of Accountancy (Honours) degree and is a member of the Institute of Chartered Accountants in Australia and a Fellow of the Hong Kong Institute of Directors. He completed the Stanford Executive Program in 1992.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

Mr. Kwan is an independent non-executive director of each of Hutchison Harbour Ring Limited, SPG Land (Holdings) Limited, Win Hanverky Holdings Limited, Soundwill Holdings Limited (the shares of all of which are listed on the Main Board of the Stock Exchange), T S Telecom Technologies Limited and JF Household Furnishings Limited (the shares of both of which are listed on the Growth Enterprise Market of the Stock Exchange), and Henderson Sunlight Asset Management Limited. He is currently president of Morrison & Company Limited which is a business consultancy firm and a non-executive director of China Properties Group Limited (the shares of which are listed on the Main Board of the Stock Exchange) and China Medical Science Limited (the shares of which are listed on the Growth Enterprise Market of the Stock Exchange). He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He was also previously the joint managing director of Pacific Concord Holding Limited.

Save as disclosed above, Mr. Kwan does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Kwan does not have interests in any Shares within the meaning of Part XV of the SFO. There is a service agreement entered into between the Company and Mr. Kwan for the appointment of Mr. Kwan as an Independent Non-executive Director of the Company for a term of 12 months, subject to renewal and possible re-election. He is entitled to a director’s fee of US$82,500 per annum (or pro rata amount for the duration of his directorship for an incomplete year and subject to review by the board of Directors from time to time). Such emoluments are determined with reference to the Company’s performance and profitability, as well as remuneration benchmarks in the industry and prevailing market conditions.

Save as disclosed above, there are no other matters concerning Mr. Kwan that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

(3)	Michael John O’CONNOR, MA

Mr. O’Connor, aged 40, has been a Non-executive Director of the Company since 28 February 2007. He has 17 years of experience in strategy formulation and economic and financial modeling in telecommunications and transportation sectors. He has held senior executive positions within Orascom Telecom Holding S.A.E. (“OTH”) since 1999 and is currently holding the position of Investment and Business Development Officer. Previously he was the Director of the Center for Economic and Financial Analysis at Science Applications International Corporation, one of the largest consultancy companies in the United States based in Washington, DC and San Diego, California. He holds a Masters degree in Economics and Finance from Carleton University in Ottawa, Ontario, Canada.

Mr. O’Connor does not hold any other positions with the Company or other members of the Company’s group or any directorships in any other listed public companies. OTH is a substantial shareholder of the Company within the meaning of Part XV of the SFO. Save as disclosed above, Mr. O’Connor does not have any relationships with any other directors, senior management, substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. O’Connor does not have any interests in any Shares within the meaning of Part XV of the SFO.

APPENDIX I	INFORMATION ON RETIRING DIRECTORS

The appointment of Mr. O’Connor as a Non-executive Director of the Company is for an initial term ending on the date of the Annual General Meeting subject to his re-election and Mr. O’Connor is entitled to an annual director’s fee of US$35,000 (or a pro rata amount for the duration of his directorship for an incomplete year and subject to review by the Board from time to time), being determined at the same rate as the other Executive Directors of the Company.

Save as disclosed above, there are no other matters concerning Mr. O’Connor that need to be brought to the attention of the Shareholders nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(1)	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 4,775,089,210 Shares. On the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the exercise in full of the proposed Repurchase Mandate can result in up to 477,508,921 fully paid Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the next annual general meeting, the date by which the next annual general meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

(2)	REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchases will only be made when the Directors consider that it will benefit the Company and its Shareholders in terms of enhanced net asset value per Share and/or improved earnings per Share.

(3)	FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and all applicable laws of the Cayman Islands. Pursuant to the Repurchase Mandate, the Company may repurchase Shares out of funds legally permitted to be utilised for this purpose, including profits of the Company or the proceeds of a fresh issue of shares made for the purpose of the repurchase, under the Memorandum and Articles of Association and all applicable laws of the Cayman Islands.

To the extent that repurchase is funded entirely from the Company’s available cashflow or working capital facilities, there might be an adverse impact on the working capital and/or gearing position of the Company as compared with the position disclosed in its latest published audited accounts for the year ended 31 December 2006 in the event that the Repurchase Mandate were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

(4)	SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous twelve months and the period from 1 April 2007 to the Latest Practicable Date were as follows:

	Per Share
	Highest	Lowest
	HK$	HK$
2006
April	14.75	13.25
May	15.20	11.70
June	13.40	10.60
July	13.80	11.40
August	14.00	12.22
September	14.10	12.80
October	15.50	13.46
November	17.50	14.96
December	20.25	16.52

2007
January	20.85	17.80
February	19.30	16.00
March	16.48	14.52
April (up to the Latest Practicable Date)	16.20	15.50

(5)	DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if the Repurchase Mandate is approved by the Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

(6)	UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules, all applicable laws of the Cayman Islands and the Memorandum and Articles of Association of the Company.

(7)	REPURCHASES MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

NOTICE OF ANNUAL GENERAL MEETING

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8 May 2007 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2006;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company

NOTICE OF ANNUAL GENERAL MEETING

and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution,

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

The register of members of the Company will be closed from Friday, 4 May 2007 to Tuesday, 8 May 2007, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 14 April 2007

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited no later than 4:30 p.m. on Thursday, 3 May 2007.

2.	Only members are entitled to attend and vote at the Meeting.

3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the chairman of the Meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

NOTICE OF ANNUAL GENERAL MEETING

5.	With respect to Ordinary Resolution No.4(A), the directors of the Company wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No.4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.	A circular containing the information regarding, inter alia, the directors proposed to be re-elected, general mandates to issue and repurchase shares of the Company is being sent to the shareholders of the Company together with the Company’s 2006 Annual Report.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (note 1)

of

being the registered holder(s) of (note 2)                                                         shares of HK$0.25 each in the share capital of HUTCHISON

TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (note 3)

of

or, failing him, the Chairman of the Meeting, as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held on Tuesday, 8 May 2007 at 2:30 p.m. (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS		FOR (note 4)	AGAINST (note 4)
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2006.

2.	(a) To re-elect Mr. Dennis Pok Man LUI as a director.
(b) To re-elect Mr. Michael John O’ CONNOR as a director.
(c) To re-elect Mr. KWAN Kai Cheong as a director.
(d) To authorise the board of directors to fix the directors’ remuneration.

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration.

4.	(A) Ordinary resolution on item 4(A) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to issue additional shares)
(B) Ordinary resolution on item 4(B) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to repurchase shares of the Company)
(C) Ordinary resolution on item 4(C) of the Notice of the Meeting (To extend the general mandate to the directors of the Company to issue additional shares)

Dated 2007	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against any of the resolutions in the event that a poll is called, please insert the number of shares in the relevant box.

5.	The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.	Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

7.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.

11.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

I/We (note 1)

of

being the registered holder(s) of (note 2)                                                         shares of HK$0.25 each in the share capital of HUTCHISON

TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (note 3)

of

or, failing him, the Chairman of the Meeting, as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held on Tuesday, 8 May 2007 at 2:30 p.m. (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS		FOR (note 4)	AGAINST (note 4)
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2006.

2.	(a) To re-elect Mr. Dennis Pok Man LUI as a director.
(b) To re-elect Mr. Michael John O’ CONNOR as a director.
(c) To re-elect Mr. KWAN Kai Cheong as a director.
(d) To authorise the board of directors to fix the directors’ remuneration.

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration.

4.	(A) Ordinary resolution on item 4(A) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to issue additional shares)
(B) Ordinary resolution on item 4(B) of the Notice of the Meeting (To grant a general mandate to the directors of the Company to repurchase shares of the Company)
(C) Ordinary resolution on item 4(C) of the Notice of the Meeting (To extend the general mandate to the directors of the Company to issue additional shares)

Dated 2007	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against any of the resolutions in the event that a poll is called, please insert the number of shares in the relevant box.

5.	The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.	Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

7.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting or at any adjourned meeting thereof (as the case may be) should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.

11.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put each of the above resolutions to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which he is the holder.

Exhibit 1.3

Time Sensitive Materials

Depositary’s Notice of

Shareholders’ Meeting of

Hutchison Telecommunications International Limited

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	44841T107.

ADS Record Date:	April 5, 2007.

Meeting Specifics:	Annual General Meeting - May 8, 2007 at 2:30 P.M. (local time) at Salon 1, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on May 2, 2007.

Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of Hutchison Telecommunications International Limited, a company organized under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	15 Ordinary Shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian(s) of Deposited Securities:	Citibank, N.A. - Hong Kong Office.

Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on May 2, 2007.

Note that if you do not timely return the Voting Instructions to the

Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that an Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

Holders of ADRs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at the Meeting.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

*	As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in its entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on March 5, 2007 for action to be taken.

2007 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Hutchison Telecommunications International Limited (the “Company”)

ADS CUSIP No.:	44841T107.

ADS Record Date:	April 5, 2007.

Meeting Specifics:	Annual General Meeting - May 8, 2007 at 2:30 P.M. (local time) at Salon 1, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004.

Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of the Company.

Custodian(s):	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a Meeting of Shareholders.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

1.	Approval to receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2006.

2.	(a)	Approval to re-elect Mr. Dennis Pok Man LUI as a director.

	(b)	Approval to re-elect Mr. Michael John O’CONNOR as a director.

	(c)	Approval to re-elect Mr. KWAN Kai Cheong as a director.

	(d)	Approval to authorise the board of directors to fix the directors’ remuneration.

3.	Approval to re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration.

Ordinary Resolutions

4.	(A)	Approval to grant a general mandate to the directors of the Company to issue additional shares, as set forth in the Company’s Notice of Meeting enclosed herewith.

	(B)	Approval to grant a general mandate to the directors of the Company to repurchase shares of the Company, as set forth in the Company’s Notice of Meeting enclosed herewith.

	(C)	Approval to extend the general mandate to the directors of the Company to issue additional shares, as set forth in the Company’s Notice of Meeting enclosed herewith.

A Issues

	For	Against	Abstain		For	Against	Abstain

Resolution 1	☐	☐	☐	Resolution 4(A)	☐	☐	☐

Resolution 2(a)	☐	☐	☐	Resolution 4(B)	☐	☐	☐

Resolution 2(b)	☐	☐	☐	Resolution 4(C)	☐	☐	☐

Resolution 2(c)	☐	☐	☐

Resolution 2(d)	☐	☐	☐

Resolution 3	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

/ /

Exhibit 1.4

Hutchison Telecom

Annual Report 2006

Building Strength Powering Growth

Hutchison Telecommunications International Limited

(SEHK Stock Code: 2332 / NYSE Ticker: HTX)

  Corporate Information

BOARD OF DIRECTORS

Chairman

FOK Kin-ning, Canning, BA, DFM, CA (Aus)

Executive Directors

Dennis Pok Man LUI, BSc

Chief Executive Officer

Tim Lincoln PENNINGTON, BA

Chief Financial Officer

Non-executive Directors

Frank John SIXT, MA, LLL

Michael John O’CONNOR, MA

Aldo MAREUSE, BSc

Independent Non-executive Directors

KWAN Kai Cheong, BA, CA (Aus)

John W STANTON, BA, MBA

Kevin WESTLEY, BA, FCA

Alternate Directors

CHOW WOO Mo Fong, Susan, BSc

    (Alternate to Fok Kin-ning, Canning and Frank John Sixt)

Martin Wolfgang MICHLMAYR, BA, MBA

    (Alternate to Michael John O’Connor)

Ragy SOLIMAN, LLB, MA

    (Alternate to Aldo Mareuse)

CHAN Ting Yu, LLB, BA, PCLL

Corporate Development Director

    (Alternate to Dennis Pok Man Lui)

WOO Chiu Man, Cliff, BSc

Chief Technology Officer

    (Alternate to Tim Lincoln Pennington)

AUDIT COMMITTEE

Kevin WESTLEY (Chairman)

KWAN Kai Cheong

John W STANTON

REMUNERATION COMMITTEE

FOK Kin-ning, Canning (Chairman)

KWAN Kai Cheong

Kevin WESTLEY

COMPANY SECRETARY

Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCS, FCIS

QUALIFIED ACCOUNTANT

Nicky Chi Hung LEE, BA, CPA (HK)

AUDITOR

PricewaterhouseCoopers

PRINCIPAL BANKERS

ABN AMRO Bank N.V.

The Hongkong and Shanghai Banking Corporation Limited

Standard Chartered Bank (Hong Kong) Limited

Contents

02	Overview

03	Financial Highlights

04	Chairman’s Statement

10	Milestones

12	The Board and Management

Operations Review

16	The Group

18	India

20	Hong Kong and Macau

24	Israel

26	Vietnam and Indonesia

28	Thailand, Sri Lanka and Ghana

30	Staff and Community

31	Management Discussion and Analysis

50	Directors’ Report

72	Corporate Governance Report

Consolidated Financial Statements and Supplementary Information

81	Independent Auditor’s Report

82	Consolidated Income Statement

83	Consolidated Balance Sheet

84	Consolidated Cash Flow Statement

86	Consolidated Statement of Recognised Income and Expense

87	Notes to the Accounts

145	Principal Subsidiaries

146	Information for US Investors

160	Five-year Financial Summary

  Overview

Building Strength

Hutchison Telecom is a leading telecommunications services provider with operations in some of the world’s most dynamic markets. Its mission is to deliver value to shareholders by pursuing growth and profitability.

At the end of 2006, the Group was present in nine markets, operating over 30 mobile licences and two fixed-line licences and using the latest communications technologies to serve 30 million mobile customers. Its businesses range from GSM mobile communications to 3G HSDPA high-speed mobile data services, from domestic broadband fixed-line to carrier-grade international bandwidth services.

The Group believes in achieving growth and profitability through market leadership. In the developed markets where it operates, the Group maintains and strengthens its leading position through continuous investment in technology and product and service innovation as well as through operational excellence and efficiency. Hutchison Telecom’s products and services do more than enhance the efficiency of business and personal communication, they also change the way people communicate and improve lives. As a result, the Group’s customers are more ready to accept innovation, providing the Group with a solid base for its strategy of driving higher per customer profitability.

In emerging markets with great potential, the Group is well positioned to grow, with superior network quality, a strong customer orientation, a local focus, a unique brand position and competitive tariffs. These all distinguish the Group from other operators and have helped to drive double-digit growth in customer base year after year.

Powering Growth

Hutchison Telecom recently started operation in Vietnam and intended to launch its Indonesian operation in the end of March 2007. These are two of Asia’s fastest growing mobile markets, presenting tremendous growth opportunities with young and large populations, low penetration rates and high demand for quality mobile communications. The Group seeks to become a leading operator and to contribute to the social and economic development of both countries.

In February 2007, the Group accepted an offer to unlock substantial value from its Indian investment. The sale of its interests in India will enable Hutchison Telecom to become one of Asia’s best capitalised companies and will put it in an unparalleled position to take advantage of new business opportunities.

At the heart of all of the Group’s endeavours is value creation through growth and profitability with a balanced portfolio of business and the ability to deliver returns to shareholders. Hutchison Telecom continues to build strength today and power growth for tomorrow.

2	Hutchison Telecommunications International Limited Annual Report 2006

Financial Highlights

Hutchison Telecommunications International Limited Annual Report 2006	3

  Chairman’s Statement

2006 marked a turning point for Hutchison Telecom with most of our businesses exceeding our expectations. As a result I am delighted to report excellent results for the year with the first profit attributable to equity holders of just over HK$200 million. In particular we saw strong operating results from both India and Israel, a welcome return to operating profit at the mobile business in Hong Kong and a further reduction in the operating loss from Thailand.

Building on the foundation we established last year, our mobile customer base has continued to grow at a robust pace. At the end of December 2006, our customer base was nearly 30 million, representing year-on-year growth of 75%. This growth drove the underlying increase in the Group’s turnover and profits.

I am particularly pleased to report on the proposed sale of the Group’s interests in India, an excellent example of our strategy of creating value in emerging mobile markets and realising that value for the benefit of shareholders at the right time. Against a backdrop of a rapidly increasing customer base, we saw a substantial increase in the value of our business in India, which attracted some of the world’s leading mobile operators to approach and ultimately make an offer for the Group’s entire interests in its Indian mobile telecommunications operation comprising Hutchison Essar Limited and its subsidiaries (“Hutchison Essar”). As a result the Board of Directors recommended that shareholders accept an offer from Vodafone that valued the Group’s interests at approximately HK$86,570 million (approximately US$11,080 million). Having built one of the most successful, respected and valuable businesses serving India’s growing telecom market, we are delighted to have been able to achieve a substantial return on the Group’s investment at a significant premium. The sale is conditional on our shareholders’ approval (which has already been obtained) and Indian regulatory approvals.

The Board has announced its intention to declare a special dividend of HK$6.75 per share on completion of the sale, a level that exceeds the offer price of the Group’s shares at listing less than 2 1/2 years ago.

Having built an excellent group of businesses in several dynamic markets we are confident that the businesses will continue to drive growth in 2007. This year will mark the launch of operations in Vietnam and Indonesia, which promise to be exciting new markets. In addition, on completion of the sale of our interests in India, Hutchison Telecom will be amongst the best capitalised telecoms companies in the region and well placed to continue to exploit opportunities as they arise. I am confident that 2007 will continue to be a year of investment to further strengthen our position and take advantage of opportunities.

Results

The Group’s audited profit attributable to equity holders for the year was HK$201 million compared with a loss of HK$768 million in 2005. We have continued the progress reported in our interim results for 2006 and can now report basic earnings of HK$0.04 per share in the full year compared with a loss of HK$0.17 per share in 2005.

The Company did not declare any dividends for the year ended 31 December 2006.

4	Hutchison Telecommunications International Limited Annual Report 2006

Chairman’s Statement

Group Review

Financial results for the year ended 31 December 2006

Turnover from continuing operations increased 37.0% to HK$33,378 million in 2006, compared with HK$24,356 million in 2005, driven by growth in our customer base.

We again recorded a substantial increase in turnover from India, which contributed 46.3% of the Group’s turnover. Turnover from Israel represented 29.3%, whilst Hong Kong and Macau accounted for 19.8% (of which mobile operations accounted for 12.6% and fixed-line operations 7.2%).

In 2006 the Group increased its reported Earnings Before Interest, Taxation, Depreciation and Amortisation (“EBITDA”) by 56.2% to HK$10,077 million, compared with HK$6,450 million in 2005. Excluding start-up operations, all of the Group’s businesses recorded an increase in EBITDA, with particularly strong contributions from India and Israel. There was a strong increase in EBITDA from the mobile operations in Hong Kong and the first positive EBITDA recorded by the operations in Thailand. This was offset in part by start-up losses in Vietnam and Indonesia. As a percentage of turnover, EBITDA was 30.2% in 2006, compared with 26.5% in 2005.

Higher levels of investment led to higher depreciation but this was not enough to negate strong growth in operating profits, which increased to HK$5,045 million in 2006 from HK$2,154 million in 2005. Our mobile operations in Hong Kong returned to a positive operating profit of HK$247 million compared with a loss in 2005, reflecting continued progress in management initiatives begun in 2005.

Profit before taxation from continuing operations increased to HK$2,402 million from HK$636 million in 2005 despite increased interest charges resulting from higher levels of debt incurred in connection with increased investment plus several acquisitions made during the year.

The rate of increase in taxation expenses to HK$826 million in 2006 was not as great as the rate of increase in profit before taxation. This was due to the application of tax losses from India and the Hong Kong mobile operations against taxable profits generated in those markets during the year. As a result of the foregoing, profit from continuing operations was HK$1,576 million in 2006 compared with HK$202 million in 2005.

“Having built an excellent group of businesses in several dynamic markets we are confident that the businesses will continue to drive growth in 2007”

Operations Review

India

2006 was a landmark year for Hutchison Essar.

The year commenced with the acquisition of Hutchison Essar Cellular Limited (“HECL”, formerly BPL Mobile Cellular Limited) which added a further three circles - Kerala, Maharashtra and Tamil Nadu - to the 13 licence areas already operating.

In October 2006 Hutchison Essar’s customer base surpassed 20 million and ended the year at 23.3 million, an increase of 11.9 million customers in 2006 (which included 1.5 million customers acquired through HECL).

Unfortunately the acquisition of BPL Mobile Communications Limited (“BMCL”) did not conclude due to the failure of the vendor to complete the transaction resulting in the matter being referred to arbitration.

In October 2006, Hutchison Essar completed the acquisition of Essar Spacetel Private Limited (“Spacetel”), a company that had licence application for the licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. In December Spacetel obtained licences in six of these new circles. The only remaining pending licence, for the circle of Madhya Pradesh, was obtained in the first quarter of 2007. Hutchison Essar now has licences for all 23 licence areas in India positioning it to go to full nationwide coverage.

The increase in the Foreign Direct Investment cap to 74% in November 2005 provided the backdrop for the Group to consolidate its interest in Hutchison Essar. This occurred through the reorganisation of our holding companies in March

Hutchison Telecommunications International Limited Annual Report 2006	5

Chairman’s Statement

2006, which was followed by the acquisition of an indirect interest in IndusInd Telecom Network Limited (subsequently renamed Omega Telecom Holdings Private Limited), which holds 5.11% of Hutchison Essar, in August 2006.

Growth in the India business remains healthy despite continued competition in the market and some downward pressure on pricing. The Indian market has gone through a record period of customer growth with market net additions exceeding those of China towards the end of the year. This was driven by the rapid expansion of networks by all operators, including Hutchison Essar, and through attractive product offerings. The lifetime validity card and the introduction of other longer term validity prepaid products were amongst many tariff initiatives introduced by Hutchison Essar which resulted in growth being predominantly in prepaid. Nonetheless, ARPU during the year has remained relatively stable as usage trended upwards.

Turnover increased 54.6% to HK$15,455 million from HK$9,996 million in 2005. This mirrored the strong growth in Hutchison Essar’s customer base, which was the result of accelerated investment in the network and acquisition of additional telecommunications licence areas during the year.

EBITDA was HK$4,900 million in 2006 compared with HK$3,237 million in 2005. This represented an EBITDA margin of 31.7%, reflecting improvement in the EBITDA margin of the existing 13 licence areas to 33.3% compared with 32.4% in 2005 despite an accelerated rollout resulting in the recognition of additional operating costs prior to revenue realisation. This was offset in part by a lower EBITDA margin of 14.1% in the newly acquired HECL licence areas.

As a result of this strong operating performance, operating profit before disposal of investments and others was HK$3,628 million in 2006, an increase of 48.7% compared with HK$2,440 million in 2005.

Investment in Hutchison Essar’s network continued to be strong during the year and resulted in the doubling of the network to 22,075 cell sites. As a result, capital expenditure on fixed assets increased to HK$7,016 million, although this amount was somewhat lower than we had originally forecast due to lower capital expenditure in HECL and delays in the receipt of licences.

Hong Kong and Macau

The Group is one of the leading mobile and fixed-line telecommunications operators in Hong Kong.

Combined turnover from the Group’s fixed and mobile businesses in Hong Kong and Macau was HK$6,605 million in 2006. EBITDA from Hong Kong and Macau was HK$2,223 million in 2006, with an EBITDA margin of 33.7%.

Hong Kong Mobile

Competition continued to be intense in Hong Kong but the business fared well as it reaped the benefits of initiatives begun during 2005 and implemented stringent cost controls. Overall we were pleased to see the business recover and return to a positive operating profit, and we believe it is now well positioned to continue that progress in 2007.

Turnover increased 9.4% to HK$4,199 million in 2006 compared with HK$3,837 million in 2005. The increase was mainly driven by healthy growth in ARPU from 3G contract customers.

EBITDA was HK$1,349 million, up 75.4% compared with HK$769 million in 2005. This represented an EBITDA margin of 32.1% in 2006 compared with 20.0% in the previous year, mainly due to revenue growth and an improved operating cost structure which was the product of a number of cost-saving initiatives launched in 2005, including savings from the outsourcing of network maintenance, information technology and call centre operations.

As a result of this strong operating performance, operating profit increased to HK$247 million from a loss of HK$420 million in 2005.

Capital expenditure on fixed assets remained under strict control at HK$284 million representing 6.8% of turnover.

Hong Kong Fixed

The market for fixed-line services in Hong Kong saw some improvement in 2006 as some of the wholesale and retail prices began to firm against a backdrop of continued volume growth.

Turnover was HK$2,406 million, an increase of 9.2% compared with HK$2,204 million in 2005, with growth particularly strong in international and local data services and residential broadband services.

6	Hutchison Telecommunications International Limited Annual Report 2006

Chairman’s Statement

EBITDA was HK$874 million in 2006 compared with HK$696 million in 2005. This represented a strong improvement in the EBITDA margin to 36.3% compared with 31.6% in 2005, reflecting an improved operating cost structure resulting from a number of cost-saving initiatives launched in 2005 as well as growth in data services and broadband services.

As a result of the foregoing, operating profit increased over threefold to HK$259 million in 2006.

Capital expenditure on fixed assets remained closely monitored and was in line with our expectations at HK$466 million.

Israel

2006 was another very strong year for Partner Communications Company Ltd. (“Partner”), with the company again achieving record profitability levels.

Partner’s net total customer growth in 2006 was approximately 140,000, 71% of which was accounted for by growth in the business sector. The total customer base stood at approximately 2.7 million at year-end, with the 3G customer base accounting for more than 10% of the total, providing important revenue streams to support future revenue growth. Partner was also awarded two new telephony licences during 2006 - for transmission and fixed-line telephony - which will be instrumental in the next stage of broadening the portfolio of services offered to customers.

Partner’s turnover in 2006 increased to HK$9,796 million from HK$6,612 million in 2005. As the Group only began consolidating Partner’s results from 1 April 2005, on a like-for-like basis that includes Partner’s turnover during the first quarter of 2005, Partner’s turnover in 2006 increased by 12.0% over 2005. This increase reflected growth in the customer base as well as in the average minutes of use, offset by a reduction in the average tariff per minute, which was primarily explained by the effect of a Ministry of Communications-mandated reduction in interconnection tariffs in March 2006 and greater competition in the market. Data and content revenues (including SMS messages) increased over 30%, accounting for 9.4% of total revenues in 2006, compared with 7.9% in 2005.

EBITDA in 2006 increased to HK$3,179 million from HK$1,981 million in 2005. This represented an EBITDA margin of 32.5% in 2006 compared with 30.0% in 2005. On a like-for-like basis that includes Partner’s EBITDA during the first quarter of 2005, Partner’s EBITDA in 2006 increased by 18.4% compared with 2005, explained mainly by the increase in turnover, as well as lower depreciation costs, lower government royalty expenses, and the implementation of efficiency measures.

As a result of this stronger operating performance, operating profit before disposal of investments and others increased to HK$1,708 million in 2006 compared with HK$832 million in 2005. This represented 34.2% of the Group’s operating profit before disposal of investments and others.

Vietnam

In January 2007, we announced the launch of HT Mobile, Vietnam’s newest nationwide mobile communications service operator. HT Mobile operates the leading CDMA2000 1XEV-DO network in Vietnam under an investment licence granted to our business co-operation partnership with Hanoi Telecommunications Joint Stock Company in February 2005. In the fourth quarter of 2006, we opened three exclusive flagship shops and added major dealer shops in key cities for a friendly user trial.

Vietnam is one of the most vibrant and high growth economies in the region. HT Mobile’s launch marks a significant step forward towards Hutchison Telecom’s vision of achieving growth through investment in high potential markets. HT Mobile will provide Vietnamese customers with advanced wireless voice and high-speed multi-media data services, flexible call plans and a wide choice of handsets. With a young and technology-savvy population in the country, the demand for value-added voice and high-speed multi-media data services is growing exponentially. Leveraging Hutchison Telecom’s experience and resources in global procurement, content development and technology deployment, HT Mobile is well-positioned to become one of the fastest growing operators in Vietnam.

“2006 was another very strong year for Partner, with the company again achieving record profitability levels”

Hutchison Telecommunications International Limited Annual Report 2006	7

Chairman’s Statement

Indonesia

We made a strategic investment in July 2005 to enter the Indonesian mobile market in July 2005, a market we view as one of the key markets for growth in Asia, by acquiring a 60% stake in PT. Hutchison CP Telecommunications, a company with both 2G and 3G nationwide spectrum. We expect to launch commercial services in March 2007.

The Indonesian market fits our investment criteria of offering nationwide spectrum with a migration path to the advanced data services offered by 3G. It is a sizable market of over 245 million people and has penetration levels below average for the region.

The key milestone achieved to date is complete operational launch readiness. We believe we are well prepared for commercial launch on 30 March 2007.

During 2006 efforts were made to contain start-up losses through implementation of a very tight operating cost structure with a majority of cross-functional business elements outsourced to leading global service providers. Cost structures have been aligned to grow with future revenue growth. The network roll-out is further supported by a vendor financing facility.

With the introduction of innovative and cost effective services, we are confident that Indonesia will be one of our principal growth markets in the years to come.

Thailand

Considerable work has been undertaken since the end of 2005 to streamline our Thai operations and to reorient the business focus to better address the market. Our focus has been on managing the profitability of the customer base. The Group’s Thai operations are realising the benefits of these measures in improved financial performance and improved organisational efficiency. In 2006 Thailand reached the milestone of becoming EBITDA positive.

A sharp increase in promotional offers introduced at the beginning of 2006 contributed to significant tariffs reductions in the industry. This price war amongst operators was on-going throughout 2006. Our postpaid customer base decreased slightly whereas our prepaid customer base increased which had an impact on turnover. Despite the difficult operating environment, our strategy enabled us to experience less of a decline in ARPU than our competitors in Thailand.

Turnover was HK$1,017 million in 2006, compared with HK$1,045 million in 2005 reflecting extremely aggressive competition in the market and increase in the ratio of prepaid customers compared with postpaid customers.

EBITDA was HK$57 million in 2006 compared with a Loss Before Interest, Tax, Depreciation and Amortisation (“LBITDA”) of HK$15 million in 2005. This represented an EBITDA margin of 5.6% in 2006, reflecting success in improving the operating cost structure of the business as initiatives launched in 2005 began to yield results.

As a result of the foregoing, operating loss was reduced to HK$501 million in 2006 compared with HK$544 million in 2005.

Others

“Others” for 2006 was comprised of Sri Lanka, Ghana, Indonesia, Vietnam and Corporate, as well as the non-telecommunications businesses of Vanda IT Solutions & Systems Management Limited (“VISS”) in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to July 2006, when we disposed of our 100% interest in VISS.

In particular Sri Lanka performed very well increasing its customer base to 559,000 as at 31 December 2006.

Turnover for Others in 2006 was HK$505 million, and LBITDA was HK$282 million. The losses were mainly attributable to the inclusion of operating expenses incurred by the start-up operations in Vietnam and Indonesia and operating losses from Ghana and Corporate office expenses. The losses were offset by the improved EBITDA from Sri Lanka.

8	Hutchison Telecommunications International Limited Annual Report 2006

Chairman’s Statement

“2007 will be a year of continued investment in our early stage operations to strengthen our position and take advantage of the opportunities in these markets provide”

Outlook

In a short period, Hutchison Telecom has established a strong track record for creating shareholder value. This reflects the solid foundations and excellent management in the Group.

2007 will be a transition year for the Group. We expect to complete the sale of our interests in India in the second quarter of 2007 which will leave the Group exceptionally well capitalised and able to take advantage of opportunities as they arise. Building on this track record, Hutchison Telecom will continue its strategy of becoming a leading mobile operator in dynamic markets. We will seek opportunities in emerging telecoms markets that we believe can create long-term value for our shareholders. With its existing group of businesses, Hutchison Telecom retains an attractive balance between businesses that offer excellent cash generation and those that offer attractive growth prospects. We have high expectations for the opportunities in Indonesia, Vietnam and Sri Lanka, whilst our established operations in Israel and Hong Kong provide improving cash flow and profitability to support these start-ups through their early stages.

2007 will be a year of continued investment in our early stage operations to strengthen our position and take advantage of the opportunities in these markets provide. We anticipate investing on the order of HK$6 billion to HK$7 billion in capital expenditure to expand our operations. We plan to invest in aggregate HK$3 billion to HK$4 billion in Indonesia and up to HK$1 billion in Vietnam during 2007. The balance of the investment is planned for the 3G network in Israel and maintenance expenditure across the rest of our businesses.

I would like to thank the Board of Directors and all the Group’s employees around the world for their hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 20 March 2007

Hutchison Telecommunications International Limited Annual Report 2006	9

  Milestones

10	Hutchison Telecommunications International Limited Annual Report 2006

Milestones

Hutchison Telecommunications International Limited Annual Report 2006	11

  The Board and Management

FOK Kin-ning, Canning, aged 55, has been the Chairman and a Non-executive Director of the Company since 2004. He is the Chairman of the Remuneration Committee of the Company. He is the Group Managing Director of Hutchison Whampoa Limited, the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Hongkong Electric Holdings Limited and the Co-Chairman of Husky Energy Inc. He is also the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited. In addition, he is a Director of Cheung Kong (Holdings) Limited, Hutchison International Limited and Hutchison Telecommunications Limited. The aforementioned three companies and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Dennis Pok Man LUI, aged 56, has been an Executive Director and the Chief Executive Officer of the Company since 2004. He is a Director of Partner Communications Company Ltd. Mr Lui first joined the Hutchison Whampoa group in 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 to 2000. He rejoined the Hutchison Whampoa group in May 2001 as Group Managing Director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of HTI group. He holds a Bachelor of Science degree.

Tim Lincoln PENNINGTON, aged 46, has been an Executive Director and Chief Financial Officer of the Company since 2004. He joined the Hutchison Whampoa group as Finance Director of Hutchison 3G UK Limited in the United Kingdom in July 2001. Prior to that, Mr Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity he was involved in advising and financing telecommunications and technology companies. Prior to that he was a director in the Specialised Financing Department at Samuel Montagu & Co. Limited between 1990 and 1996, having joined that company in 1990. He holds a Bachelor of Arts (Honours) degree in Economics and Social Studies.

12	Hutchison Telecommunications International Limited Annual Report 2006

The Board and Management

Frank John SIXT, aged 55, has been a Non-executive Director of the Company since 2004. He is the Group Finance Director of Hutchison Whampoa Limited, the Chairman of TOM Group Limited and TOM Online Inc., an Executive Director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. In addition, he is a Director of Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Hutchison International Limited, Hutchison Telecommunications Limited and Hutchison Telecommunications Investment Holdings Limited, all of which and Cheung Kong (Holdings) Limited and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. He holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Michael John O’CONNOR, aged 40, has been appointed as a Non-executive Director of the Company on 28 February 2007. He has 17 years of experience in strategy formulation and economic and financial modeling in telecommunications and transportation sectors. He has held senior executive positions within Orascom Telecom Holding S.A.E., being a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance, since 1999 and is currently holding the position of Investment and Business Development Officer. Previously he was the Director of the Center for Economic and Financial Analysis at Science Applications International Corporation, one of the largest consultancy companies in the United States based in Washington, DC and San Diego, California. He holds a Masters degree in Economics and Finance from Carleton University in Ottawa, Ontario, Canada.

Aldo MAREUSE, aged 43, has been a Non-executive Director of the Company since December 2005. He is Group Chief Financial Officer of Orascom Telecom Holding S.A.E., being a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance, a position he has held since 2002. He is a member of the board of directors of Orascom Telecom’s Algerian, Egyptian, Pakistani and Tunisian GSM subsidiaries among others and also a member of the board of directors of Wind, a mobile and fixed telecommunication operator in Italy. Prior to joining Orascom Telecom, he worked from 1990 to 2002 in various positions and locations in the investment banking division of Credit Suisse First Boston (“CSFB”). His last position within CSFB was managing director in the investment banking division, telecommunications group. He holds an Engineering degree from Ecole Centrale de Lyon (France).

Hutchison Telecommunications International Limited Annual Report 2006	13

The Board and Management

KWAN Kai Cheong, aged 57, has been an Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee and the Remuneration Committee of the Company. He is an Independent Non-executive Director of Hutchison Harbour Ring Limited, Henderson Sunlight Asset Management Limited, SPG Land (Holdings) Limited, Win Hanverky Holdings Limited, Soundwill Holdings Limited, T S Telecom Technologies Limited and JF Household Furnishings Limited. He is currently president of Morrison & Company Limited, which is a business consultancy firm, and a non-executive director of China Properties Group Limited and China Medical Science Limited. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He was also previously the joint managing director of Pacific Concord Holding Limited. He holds a Bachelor of Accountancy (Honours) degree and is a member of the Hong Kong Institute of Certified Public Accountants, a member of the Institute of Chartered Accountants in Australia and a Fellow of the Hong Kong Institute of Directors. He completed the Stanford Executive Program in 1992.

John W STANTON, aged 51, has been an Independent Non-executive Director of the Company since 2004. He is a member of the Audit Committee of the Company. He is the managing director of Trilogy Partners and a board member of Alltel Corporation and Columbia Sportswear, and a trustee of Whitman College. He was the chairman and chief executive officer of Western Wireless Corporation from 1994 until the company was sold to Alltel in 2005. From 1991 to 1994, he was chairman and chief executive officer of both Pacific Northwest Cellular and General Cellular Corporation, each a predecessor of Western Wireless Corporation. From 1995 to 2001, he also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless Corporation in May 1999. He served as chairman of the Cellular Telecommunications Industry Association serving two terms from 1998 to 1999 and from 2000 to 2001. He holds a Bachelor of Arts in Political Science from Whitman College and received his MBA from Harvard Business School.

Kevin WESTLEY, aged 58, has been an Independent Non-executive Director of the Company since 2004. He is the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. He is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. In 2006, he has been appointed as a member of the Committee on Real Estate Investment Trusts. He is also the chairman of the Takeovers and Mergers Panel of Hong Kong, a member of the Share Registrars Disciplinary Committee and the deputy chairman of Ocean Park Corporation. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. He holds a Bachelor of Arts (Honours) degree in History and is a Fellow member of the Institute of Chartered Accountants in England and Wales.

14	Hutchison Telecommunications International Limited Annual Report 2006

The Board and Management

CHOW WOO Mo Fong, Susan, aged 53, is currently, and has been since December 2005, an Alternate Director to Mr Fok Kin-ning, Canning, the Chairman and a Non-executive Director of the Company and since 1 September 2006, an Alternate Director to Mr Frank John Sixt, a Non-executive Director of the Company. Prior to that, since 2004, she was a Non-executive Director of the Company. She is the Deputy Group Managing Director of Hutchison Whampoa Limited, an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited and Hongkong Electric Holdings Limited and a Director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and TOM Group Limited. In addition, she is a Director of Hutchison International Limited, Hutchison Telecommunications Limited and Hutchison Telecommunications Investment Holdings Limited, all of which and Hutchison Whampoa Limited are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance. She is a solicitor and holds a Bachelor’s degree in Business Administration.

Martin Wolfgang MICHLMAYR, aged 35, has been appointed as an Alternate Director to Mr Michael John O’Connor, a Non-executive Director of the Company, on 28 February 2007. He is the corporate finance director at Orascom Telecom Holding S.A.E. (“OTH”) and Weather Capital Sarl (“Weather”), and a founding member of OTH’s Paris based corporate finance office which he joined in July 2002. Prior to joining OTH, Mr Michlmayr worked in the investment banking division at JPMorgan in New York and London beginning in 1998. From 1992 to 1997, Mr Michlmayr worked for Bank of America and AIG in San Francisco. He holds a Bachelor of Arts degree in German Literature and a Master’s degree in Business Administration. Both OTH and Weather are substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Ragy SOLIMAN, aged 32, has been an Alternate Director to Mr Aldo Mareuse, a Non-executive Director of the Company, since December 2005. He is a legal affairs director at Orascom Telecom Holding S.A.E. (“OTH”), being a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance, having been appointed in April 2003. Prior to joining OTH, Mr Soliman represented a broad range of international corporate and governmental clients as a senior associate with Egyptian and international law firms. He holds a Bachelor of Law (LL.B) degree and a Master’s degree in International Business Law.

CHAN Ting Yu, aged 56, is currently, and has been since December 2005, an Alternate Director to Mr Dennis Pok Man Lui, an Executive Director and the Chief Executive Officer of the Company. Prior to that, since 2004, he was an Executive Director of the Company. He is a Director of Partner Communications Company Ltd. Prior to joining the Hutchison Whampoa group in 1994, Mr Chan practised international commercial and investment law in Hong Kong and Australia. Mr Chan was appointed Deputy Managing Director of HTI (1993) Holdings Limited in January 1996. He holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

WOO Chiu Man, Cliff, aged 53, is currently, and has been since December 2005, an Alternate Director to Mr Tim Lincoln Pennington, an Executive Director and the Chief Financial Officer of the Company. Prior to that, since March 2005, he was an Executive Director of the Company. He joined the Company as the Chief Technology Officer in September 2004. Prior to joining the Company, Mr Woo had been the deputy managing director and wireless network director of Hutchison Telecommunications (Hong Kong) Limited since 2000, having joined in 1998. He holds a Bachelor degree in Electronics and a Diploma in Management for Executive Development. He is a Chartered Engineer and is also a Member of Institution of Electrical Engineers and The Hong Kong Institution of Engineers.

Hutchison Telecommunications International Limited Annual Report 2006	15

  Operations Review

The Group

30 million

mobile customers

The Company is proud to be building substantial value for shareholders through marketing and product innovation, high-quality service and effective cost control.

In the emerging markets where we operate we give many customers the ability to communicate by phone for the first time. We understand that mobile telephony changes lives and plays an important role in driving economic development.

16	Hutchison Telecommunications International Limited Annual Report 2006

Operations Review

In 2006, the Company’s customer base grew from 17 million to 30 million worldwide, driven primarily by strong growth in India. Hutchison Essar doubled the size of its network in India and doubled the size of its customer base to 23 million customers.

Hutchison Telecom also strengthened its position in established and very competitive markets with high penetration rates, including Hong Kong and Israel. As a leader in new technologies such as 3G, differentiation continued to be a major contributor to success. The Group continued to introduce new technology, lead the market with innovative marketing and branding, and deliver responsive customer service.

In 2007, Hutchison Telecom will maintain its strategy on course, but with a change in its composition. In February, the Company reached agreement to sell its interests in Hutchison Essar to Vodafone. This transaction will unlock significant value for shareholders and reaffirm the Company’s strategy of building value in its businesses through commitment, innovation and expertise.

This is the strategy that will allow Hutchison Telecom to take full advantage of the exceptional opportunities for growth in Vietnam, Indonesia and Sri Lanka.

With a track record of delivering returns to shareholders, a balanced group of businesses and a committed workforce, Hutchison Telecom is well positioned for growth and to continue to deliver exceptional results.

Hutchison Telecommunications International Limited Annual Report 2006	17

Operations Review

India

Customer base

doubled to

23.3

million

Hutchison Essar achieved several milestones towards becoming one of India’s top telecommunications providers in 2006. These achievements, and continual expansion and improvement over the years, helped the Group to achieve an exceptional price for the sale of its interest in Hutchison Essar to Vodafone.

Hutchison Essar kept pace with fast customer growth by nearly doubling the size of its customer base by the end of 2006. Growth was driven by rapid network expansion and a doubling of cell sites to over 22,000 within its 16 licence areas. The increase in physical capacity was supported by strong branding, marketing and distribution, allowing the company to take full advantage of favourable demographics to keep growing.

During the year, Hutchison Essar signed several key strategic partnership agreements with leading global companies that will drive increased usage of value added services (‘VAS’) through the Hutch network and further strengthen the company’s position as the market leader in VAS. In November, the company and MicrosoftTM announced that they will extend their successful alliance to allow advertisers and content partners to reach Hutch customers via paid search. MicrosoftTM content will also be delivered to Hutch customers through applications such as Windows Live MailTM and Windows Live SpacesTM.

In 2006, the company became a truly nationwide operator upon receiving licences for six of the remaining seven licence areas in the country. The seventh

18	Hutchison Telecommunications International Limited Annual Report 2006

Operations Review

and final licence was obtained in the first quarter of 2007. The expansion of the company’s footprint in 2007 to all 23 of India’s licence areas is an important milestone and will further strengthen Hutch’s position in India, differentiating it from smaller, regional operators.

In February 2007, the Group announced that it had reached agreement to sell its interests in Hutchison Essar to Vodafone. This transaction is a significant milestone for Hutchison Telecom, Hutchison Essar and the Indian telecommunications industry. The transaction underscores the success of the Group’s strategy of building market leadership and value in all of the dynamic markets in which it operates.

Hutchison Telecommunications International Limited Annual Report 2006	19

Operations Review

Hong Kong and Macau

2.1 million

mobile customers

The Hong Kong and Macau telecommunications market continued to be challenging in 2006, but the Group set itself apart and improved operating results against extremely intense competition. This achievement was the result of a combination of winning strategies, including strong branding and marketing campaigns, technology and service innovations and creative tariff plans.

Building on cost control initiatives taken in 2005, the economies of scale derived from the continually growing customer base and a shift in lower ARPU customers to higher ARPU contract customers, the Group reaped further operational efficiencies that enhanced profitability.

20	Hutchison Telecommunications International Limited Annual Report 2006

Operations Review

Hong Kong Mobile

Our market-leading position again contributed to winning the competition in a mobile market where penetration is above 100%. In 2006, the Group’s Hong Kong mobile operations led the way in steering the market towards demand for more than just mobile voice. 3 Hong Kong partnered with many of the world’s leading music labels and creative local content providers and launched a differentiated and comprehensive mobile music platform in July, capturing demand from young, dynamic and technology-friendly customers. In the fourth quarter of 2006, 3 Hong Kong launched territory-wide HSDPA service. 3 Hong Kong also launched the X-Series services - MSN and 3Xplorer. Registration for these two applications was overwhelming, confirming 3 Hong Kong’s belief that mobile data usage will be propelled by the convergence of personal computing, Internet and TV through a user-friendly interface, simple monthly tariffs and reliable network performance.

During the year, 3 Hong Kong also succeeded in becoming the leading mobile number portability player with a majority of the growth of its customer base being customers coming from other operators. The quality growth trend of our customer base was also exemplified by the increasing proportion of new 3G contract customers and mobile data customers, rather than pure voice customers. The company’s unique product and service offerings drove improvement in churn, which was one of the lowest in the market in 2006.

In 2006, the Hong Kong mobile operation also entered into an exclusive partnership with NTT DoCoMo to bring i-modeTM to Hong Kong and Macau. i-modeTM will be another attractive offering for customers and is expected to further reinforce the company’s market leadership.

Hutchison Telecommunications International Limited Annual Report 2006	21

Operations Review

Macau Mobile

The Macau mobile market is to enter into a new chapter in 2007 after the government announced three 3G licences in October 2006. Hutchison Telecom Macau was one of the winning bidders and aims to launch 3G services in 2007.

With its unique geographical location and tremendous economic and social development, Macau is fast becoming an information and entertainment hub in the region. The influx of sophisticated business and leisure travelers to the enclave caused demand to surge for quality voice and mobile data services. Hutchison Telecom Macau is well positioned to tap this growing potential, not only with existing services but with a wide range of new infotainment content and applications that leverage the 3 Group’s offering elsewhere.

In 2006, Hutchison Telecom Macau maintained its position as the second largest service provider in the market through continuous network expansion and new service and product offerings.

Hong Kong and Macau mobile operations

22	Hutchison Telecommunications International Limited Annual Report 2006

Operations Review

Hong Kong Fixed-Line

The Groups fixed-line operation, Hutchison Global Communications (‘HGC’), operates the largest fibre-to-the-building fixed-line telecommunications network in Hong Kong. It also owns unparalleled backbone connectivity to most parts of the world, in particular its 22.5 GB transmission capacity to China. This sophisticated infrastructure, together with tailored marketing and sales programmes and a team of experienced technical experts, allowed HGC to continue to register impressive growth in all services despite keen competition and increasing price pressure.

At the end of 2006, the number of residential telephone lines had reached over 331,000, an increase of 9%. Residential broadband services grew 10% to 237,000 customers at the end of the year. International direct dialing services continued to grow. Total outgoing traffic increased to 1,286 million minutes in 2006.

The market is today in a bandwidth-demanding era with more and more applications requiring reliable, stable and high network through-put. HGC has addressed this trend by offering 30MB, 50MB and 100MB broadband services in the fourth quarter of 2006, giving customers a flexible choice to meet different connectivity needs.

Building on its sophisticated network infrastructure and its continuous drive to provide diverse value added solutions and services, HGC is well positioned to meet the discriminating demand from corporate users and multinational clients. During the year, HGC continued to register healthy growth in the business and corporate sectors even amidst constant competition.

As technology and service convergence takes shape in the fixed and mobile world, HGC has launched an integrated connectivity solution that allows household customers to enjoy IPTV, broadband Internet, local voice and IDD through a single modem. The company also upgraded its network to an application-adaptive Next Generation Network and became the first fixed-line operator in Asia to launch an open-network information and communications and technology (‘ICT’) partnership program. ICT service and application providers around the world reacted to this initiative and the result was the introduction of several leading value-added network services that give more choices to customers and maximise the intrinsic value of HGC’s cutting-edge network.

Hutchison Telecommunications International Limited Annual Report 2006	23

Operations Review

Israel

2.7 million

mobile customers

Partner provides telecommunications services under the orangeTM brand to 2.7 million users in Israel using the most advanced mobile communications technology available. Leveraging on Israel’s most extensive 3G network, a strong brand, high network quality and award-winning customer service, Partner delivered strong results in 2006.

Partner has been included in the new NASDAQ Global Select Market tier for public companies that incorporate NASDAQ’s world-class corporate governance standards and strict financial and liquidity requirements.

Rising above the clutter is vital in markets like Israel where competition is intense. Partner again distinguished itself with industry-leading marketing and customer service campaigns. For the third straight time, Partner won first prize for customer service in telecommunications in a contest sponsored by the Israel Management Center. It was also honoured as the best in customer service in the Israeli market. For four consecutive years, the Israeli business newspaper Globes has chosen orangeTM as the strongest brand in the telecommunications industry and ranked it second among all consumer brands in Israel.

24	Hutchison Telecommunications International Limited Annual Report 2006

Operations Review

In 2006, Partner acquired the transmission business of MED-1 and approximately 900 kilometres of fibre optic fixed-line infrastructure. By owning a high speed fibre optic network, Partner will not only be able to save on the cost of leased transmission lines for its core network, but will be able to provide services such as fixed-line telephony to business customers.

Partner leads the Israeli market in customer service, network quality, data and content variety. It gives its customers the convenience of hundreds of international roaming agreements with mobile operators overseas. Partner’s strategy, expertise, professionalism and integrity have made orangeTM not only a market leader in the telecommunications industry in Israel but also a household name.

Note:

The Group consolidated Partner’s results from April 2005. The turnover and EBITDA shown above represent the turnover and EBITDA for the years ended 31 December 2004 to 2006.

Hutchison Telecommunications International Limited Annual Report 2006	25

Operations Review

Vietnam and Indonesia

Vietnam and Indonesia are vibrant and high-growth markets that fit well with the Group’s model of creating value in dynamic markets.

Vietnam

After pushing hard in 2006 to complete nationwide coverage, HT Mobile officially entered the Vietnamese mobile market on 15 January 2007, offering a suite of products and services including prepaid, postpaid, SMS and high-speed Internet and infotainment services. With highly competitive coverage in Vietnam’s three main cities, Hanoi, Ho Chi Minh City and Da Nang, as well as a growing presence in all 64 provinces, HT Mobile is well positioned to be successful.

Due to its cost effective business model, HT Mobile is able to offer highly competitive tariff plans and to differentiate itself from the competition with high-speed data services including mobile broadband and multimedia content that capture the imagination of the country’s young people.

Since 2001, the Vietnamese authorities have consistently reaffirmed their commitment to economic liberalisation and implemented structural reforms to modernise the economy. In January 2007, Vietnam joined the World Trade Organisation, which should boost the economy and benefit consumer-driven industries such as telecommunications.

By expanding its nationwide distribution network in 2007, HT Mobile is well positioned to capture market share and increase its visibility within Hutchison Telecom.

26	Hutchison Telecommunications International Limited Annual Report 2006

Operations Review

Indonesia

With one of the largest population in the region and below-average but rapidly expanding mobile penetration, Indonesia is one of the greatest telecommunications opportunities in Asia. The Group is building a lean operation with a focus on cost. In 2006, the company built the backbone of a dependable, nationwide wireless network with network supplier Siemens. At launch, the business will target the Island of Java, the most densely populated of Indonesia’s islands. The network will expand in Java and to Sumatra and will extend to Kalimantan and Sulawesi.

Using the Group’s dynamic and well-known brand 3 and innovative tariff plans, the company seeks to provide market-leading products to set itself apart. In addition to targeting the mass market, it will also offer 3G services, initially in the capital Jakarta. By leveraging the 3G buying power of the Group’s major shareholder, Hutchison Whampoa Limited, the company will offer handset choices, value-added services and 3G expertise unmatched in the market.

Hutchison Telecommunications International Limited Annual Report 2006	27

Operations Review

Thailand, Sri Lanka and Ghana

Thailand

In 2006, Hutchison CAT embarked on several marketing initiatives including the first reverse auction in Thailand which enabled customers to participate in reverse auctions over mobile phone, allowing them to pay a unique and lowest bid price for valuable items. Hutchison CAT also launched “Always Great Value” campaign in the year, offering customers simplicity and transparency in expenses control. Hutchison CAT strengthened its relationship with leading content partners in music and image downloads via WAP and BREW, causing Hutchison CAT to successfully achieve over three million paid downloads since the launch of advanced wireless data services in November 2003.

Since the fourth quarter of 2006, Hutchison CAT has been working closely with its partner, CAT Telecom Public Company Limited, to launch a CDMA nationwide network roaming service in the second quarter of 2007. This is an important landmark and marks a vital change for the business that provides an opportunity for Hutchison CAT to further improve its operational and financial results.

Sri Lanka

Since launching nationwide GSM service in 2004, Hutchison Telecom Lanka’s customer base has grown at an ever faster pace. In October 2006, it crossed the 500,000 customer mark. The company is continuing its rapid expansion and expects to cover 90% of Sri Lanka’s population by the end of 2007. Hutchison Telecom Lanka is a singularly focussed company offering only prepaid service targeting a significant segment of the population with widely available, affordable mobile service.

28	Hutchison Telecommunications International Limited Annual Report 2006

Operations Review

By positioning the company and its product offerings to attract a high percentage of new and existing prepaid customers, Hutchison Telecom Lanka has developed a variety of options, including Electronic Reload Service. With the largest network of electronic reload points of sale, customers can reload their SIM cards at hundreds of locations for as little as one rupee, as many times a day as they wish based on their lifestyle. The expansion of the direct, point-of-sale network has enabled Hutchison Telecom Lanka to consistently increase market share and to achieve its position as one of Sri Lanka’s leading prepaid mobile companies.

With country-wide penetration at 25% and an established brand, Hutchison Telecom Lanka is well positioned to expand its market share and leadership in Sri Lanka’s rapidly growing mobile communications industry.

Ghana

In 2006, the first full year of operation with a CDMA mobile network, the Ghana business recorded solid growth in its customer base. Kasapa’s strategy is to provide affordable basic voice pre-paid services to customers with low disposable income or erratic cash flow. This strategy is making good strides. The Group’s ability to transfer marketing and technology know-how amongst businesses has been a tremendous benefit to smaller businesses like Kasapa. Experience gained in countries like India, where pre-paid customers account for a significant portion of the customer base, benefits Kasapa as it develops its own marketing strategy.

Africa is the second largest and second most populous continent in the world after Asia and a source of potential future growth. Our business in Ghana puts us in a good position to evaluate opportunities as they arise.

Hutchison Telecommunications International Limited Annual Report 2006	29

  Staff and Community

Staff

At the end of 2006, Hutchison Telecom employed almost 20,000 people in nine countries and territories.

The Group is able to attract talented and motivated individuals in all its markets. It seeks to provide many opportunities for personal and professional growth. It actively promotes the sharing of ideas and experiences across markets, and its commitment and leadership in cutting-edge technologies and emerging markets give employees the opportunity to gain valuable experience.

Hutchison Telecom’s excellent team is key to meeting its high standards and ambitious business objectives. The Group’s aim is to continue to recruit and retain the best talent in the world.

Community

During the year, the Group’s Thailand operation Hutchison CAT took steps to reduce the digital divide through the Hutch Care Project in Thailand, deploying high speed wireless Internet to enhance learning efficiency of students at schools under the Internet Foundation for School and Community. Partner Communications, the Group’s Israeli operation, played an integral role in supporting the IT related educational activities in several local communities. In other markets Hutchison Telecom strives to help neighbours in need in many ways - from supporting disaster relief activities to underwriting community programs that not only better the lives of the people today but also shape the future of society tomorrow.

Employees are encouraged to take an active role in their community by participating in local charity events and programmes. In India, Hutchison Essar was a key sponsor in some of the leading sports events in the country including The Hutch Delhi Half Marathon and Main Toh Chala World Cup which was one of the most popular cricket events in the year. In other operations staff member were encouraged to take part in volunteer social services either through the company or on their own.

30	Hutchison Telecommunications International Limited Annual Report 2006

Management Discussion and Analysis

Overview

The following discussion should be read in conjunction with the Company’s consolidated accounts and the related notes included elsewhere in this annual report. The Group’s consolidated accounts have been prepared in accordance with Hong Kong GAAP, which differs in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net profit/(loss) attributable to equity holders of the Company and shareholders’ equity to US GAAP, see “Information for US Investors”.

The Group showed improved performance in 2006, as it reported its first profit attributable to equity holders. In particular, the Group saw stronger operating results from both India and Israel, a return to operating profit at the mobile business in Hong Kong and a further reduction in operating loss in Thailand. In 2006, turnover from continuing operations increased by 37.0% to HK$33,378 million, as the total customer base increased by 74.7% to 29.6 million customers as of 31 December 2006. Operating profit increased by 134.2% to HK$5,045 million, reflecting improved margins, as the business continued to grow and benefit from economies of scale.

In addition, the Group undertook a number of transactions that affected its results for 2006 or will affect its results going forward.

■	In January 2006, Hutchison Essar Limited (“Hutchison Essar”), the Group’s India operation, completed the acquisition of 100% of BPL Mobile Cellular Limited, subsequently renamed Hutchison Essar Cellular Limited (“HECL”), which operates in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India, for a consideration of INR11,440 million (approximately HK$1,964 million). The Group recorded an increase in goodwill of HK$4,628 million arising from the acquisition of HECL.

■	In March 2006, the Group reorganised its holding structure in Hutchison Essar (the “Reorganisation”) in light of changes in the rules governing foreign direct investment in telecommunications operators in India. Following the Reorganisation, the Group held a 37.25% interest in Telecom Investments India Private Ltd., an investment holding company held by the Group and two other parties, which indirectly owned 19.54% of Hutchison Essar. As a result, an increase in goodwill of HK$1,716 million was recorded.

■	In June 2006, the Group entered into an agreement to acquire an interest in IndusInd Telecom Network Limited, subsequently renamed Omega Telecom Holdings Private Limited (“Omega”), which owns 5.11% of Hutchison Essar, for a total consideration of US$450 million (approximately HK$3,493 million). As a result, an increase in goodwill of HK$3,020 million was recorded.

■	In July 2006, Hutchison Global Communications Holdings Limited (“HGCL”), a wholly owned subsidiary of the Company, disposed of its 100% interest in Vanda IT Solutions & Systems Management Limited (“VISS”) for a consideration of HK$105 million to a wholly owned subsidiary of Hutchison Whampoa Limited (“HWL”). There was no gain or loss arising from the disposal.

■	In July 2006, Partner Communications Company Ltd. (“Partner”), the Group’s Israel operation, completed the acquisition of the transmission business of Med-1 I.C.1 (1999) Ltd. (“Med-1”) for a consideration of NIS71 million (approximately HK$124 million). Med-1 is a private company that established a fibre-optic network, a national communication infrastructure deployed throughout Israel, and holds a licence from the Ministry of Communications of Israel to supply communication infrastructure services to Israeli companies.

■	In October 2006, Hutchsion Essar completed the acquisition of 100% of Essar Spacetel Private Limited (“Spacetel”), a company that at that time had applications pending for licences for GSM mobile services for the licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir in India. In December 2006, Spacetel received licences from the Department of Telecommunications of India for six of the licence areas. The remaining licence, for the licence area of Madhya Pradesh, has been obtained in the first quarter of 2007, positioning Hutchison Essar to extend its services to full nationwide coverage.

Hutchison Telecommunications International Limited Annual Report 2006	31

Management Discussion and Analysis

■	On 11 February 2007, the Group entered into an agreement with a wholly owned subsidiary of Vodafone Group Plc to sell its entire direct and indirect equity and loan interests, held through subsidiaries, in its Indian mobile telecommunications operation comprising Hutchison Essar and its subsidiaries for cash consideration of approximately US$11,080 million (approximately HK$86,570 million) (before costs, expenses and interest payable by the purchaser) (the “India Sale”). The India Sale was approved by the Company’s shareholders at an extraordinary general meeting held on 9 March 2007. Subsequently, Essar Teleholdings Limited and certain of its affiliates (“Essar”) asserted various rights in relation to the India Sale and threatened to commence proceedings in the Indian courts in order to enforce those alleged rights, including by preventing completion of the India Sale. On 15 March 2007, the Company entered into a conditional settlement agreement (the “Settlement Agreement”) with Essar pursuant to which Essar agreed to, amongst others: (i) refrain from doing anything which would prevent, delay or inhibit completion of the India Sale; (ii) use all reasonable endeavours to ensure that completion of the India Sale is achieved as soon as practically possible; (iii) waive rights it has or claims to have in respect of certain matters including those related to the India Sale; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, and subject to completion of the India Sale and subject to obtaining the approval of its shareholders, the Company agreed to make scheduled payments to Essar aggregating US$415 million (approximately HK$3,243 million) before interest. Upon completion of the India Sale and payment under the Settlement Agreement, the Group is expected to realise an estimated pre-tax gain of approximately US$9,195 million (HK$71,847 million) and a net cash inflow of approximately US$10,585 million (HK$82,708 million).

Basis of Preparation of Accounts

The results of operations of subsidiaries and associates acquired or disposed of during a year are included in the Group’s consolidated accounts commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be.

During 2006, the Group changed certain accounting policies following the adoption of new or revised HKFRS (which term collectively includes Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and related interpretations) that were effective for accounting periods commencing on or after 1 January 2006. The impact of these changes in HKFRS is detailed in note 2(b) to the Group’s accounts.

The Group’s subsidiaries are grouped into the following six segments for financial reporting purposes, based on their geographic area of operation and principal business line:

■	Hong Kong mobile

■	Hong Kong fixed-line

■	India

■	Israel

■	Thailand

■	Others

In the years prior to 2005, the Group had five segments for financial reporting purposes. In 2005, the number of segments increased to six as a result of the consolidation of Partner beginning in the second quarter of 2005.

The results of operations of the Macau mobile business are aggregated with the Hong Kong mobile business because the Macau operating company is a subsidiary of the Hong Kong mobile operating company, shares the same management and is significantly smaller in terms of financial results and customer numbers.

“Others” is comprised of the Group’s operations in Sri Lanka, Ghana, Indonesia, Vietnam and operations of the Group’s corporate office, as well as the non-telecommunications businesses of VISS up to the date of disposal of VISS in July 2006. In July 2005, the Group completed the disposal of the Group’s operations in Paraguay; hence the results of the Group’s Paraguay operations have been presented as a discontinued operation and are excluded from the “Others” segment.

32	Hutchison Telecommunications International Limited Annual Report 2006

Management Discussion and Analysis

Results of Operations

The following table presents, for the years indicated, the major line items in the Group’s consolidated income statement, including such amounts expressed as a percentage of the Group’s total turnover:

	Year ended 31 December
	2005		2006
	(HK$ millions, except percentages)
Consolidated income statement
		%		%
Continuing operations:
Turnover	24,356	100.0	33,378	100.0
Operating expenses
Cost of inventories sold	(2,331)	(9.6)	(2,305)	(6.9)
Staff costs	(2,319)	(9.5)	(2,666)	(8.0)
Depreciation and amortisation	(4,367)	(18.0)	(5,076)	(15.2)
Other operating expenses	(13,256)	(54.4)	(18,330)	(54.9)

Operating profit before disposal of investments and others	2,083	8.5	5,001	15.0
Profit on disposal of investments and others, net	71	0.3	44	0.1

Operating profit	2,154	8.8	5,045	15.1
Interest and other finance costs, net	(1,604)	(6.6)	(2,642)	(7.9)
Share of results of associates	86	0.4	(1)	0.0

Profit before taxation	636	2.6	2,402	7.2
Taxation	(434)	(1.8)	(826)	(2.5)

Profit for the year from continuing operations	202	0.8	1,576	4.7

Discontinued operations:
Loss from discontinued operations	(352)	(1.4)	—	0.0

Profit/(loss) for the year	(150)	(0.6)	1,576	4.7

Attributable to:
Equity holders of the Company:
- continuing operations	(416)	(1.7)	201	0.6
- discontinued operations	(352)	(1.4)	—	0.0

	(768)	(3.1)	201	0.6
Minority interest - continuing operations	618	2.5	1,375	4.1

	(150)	(0.6)	1,576	4.7

Hutchison Telecommunications International Limited Annual Report 2006	33

Management Discussion and Analysis

Year ended 31 December 2006 compared with year ended 31 December 2005

Group results

In April 2005, Partner completed a buy back of its own shares, increasing the Group’s interest to over 50%, which resulted in Partner becoming a consolidated subsidiary. Accordingly, the Group’s operating profit for 2005 included Partner’s contribution for only the last three quarters of 2005, compared with a full year contribution in 2006. The following table sets out the consolidated income statement of Partner’s results for (i) the first quarter of 2005, (which was not consolidated in the Group’s 2005 accounts), (ii) the last three quarters of 2005, and (iii) the full year of 2005 by combining Partner’s results for the first quarter with its results for the last three quarters of 2005.

	Three months ended 31 March 2005 Partner HK$ millions	Nine months ended 31 December 2005 Partner HK$ millions	Year ended 31 December 2005 Partner HK$ millions
Turnover	2,138	6,612	8,750
Cost of inventories sold	(214)	(1,121)	(1,335)
Staff costs	(256)	(778)	(1,034)
Depreciation and amortisation	(303)	(1,149)	(1,452)
Other operating expenses	(964)	(2,732)	(3,696)

Operating profit before disposal of investments and others	401	832	1,233
Loss on disposal of investments and others	—	(5)	(5)

Operating profit	401	827	1,228

Turnover

The Group’s turnover increased 37.0% from HK$24,356 million in 2005 to HK$33,378 million in 2006. The key contributor to the underlying growth in turnover was a 74.7% increase in the customer base, which increased to 29.6 million at end of 2006 from 16.9 million at end of 2005. The year-on-year growth in turnover reflects the inclusion of Partner’s turnover for the full year in 2006, compared with its inclusion for only three quarters in 2005 as the Group only began to consolidate Partner’s results from 1 April 2005. On a like-for-like basis (taking into account Partner’s turnover for the first quarter of 2005), turnover in 2006 increased 26.0% compared with 2005.

The Group again recorded a substantial increase in turnover in India, which contributed 46.3% of the Group’s total turnover in 2006. With a full-year contribution from Partner in 2006, turnover from Israel represented 29.3%, whilst Hong Kong and Macau accounted for 19.8% (of which mobile operations represented 12.6% and fixed-line operations represented 7.2%), Thailand 3.0% and “Others” segment 1.6%.

The majority of turnover came from mobile telecommunications services, which increased slightly as a portion of total turnover, representing 87.7% compared with 86.2% in 2005. The balance came from fixed-line telecommunications services, which represented 7.2% of total turnover in 2006 compared with 9.0% in 2005, sales of mobile telecommunications products such as handsets and accessories, which represented 4.3%, and other non-telecommunications businesses, principally relating to the IT solutions businesses of VISS, which represented 0.8%. VISS was disposed of in July 2006 and has ceased to contribute to the turnover of the Group.

Operating profit before disposal of investments and others

The Group’s operating profit before disposal of investments and others improved by 140.1% to HK$5,001 million in 2006, compared with HK$2,083 million in 2005. This year-on-year growth in operating profit before disposal of investments and others reflects the inclusion of Partner’s operating profit for the full year in 2006 compared to only three quarters in 2005. On a like-for-like basis (taking into account Partner’s operating profit for the first quarter of 2005), operating profit before disposal of investments and others increased by 101.3%. Strong results from operations in India and Israel together with a return to profit at the Hong Kong mobile operations and a further reduction in operating losses in Thailand were the main contributors to this growth.

34	Hutchison Telecommunications International Limited Annual Report 2006

Management Discussion and Analysis

Operating expenses

The following table presents a breakdown of operating expenses from continuing operations and the percentage change from year to year:

	Year ended 31 December
	2005 HK$ millions	2006 HK$ millions	Change %
Cost of inventories sold	2,331	2,305	-1.1
Staff costs	2,319	2,666	+15.0
Depreciation and amortisation	4,367	5,076	+16.2
Other operating expenses	13,256	18,330	+38.3

Total operating expenses	22,273	28,377	+27.4

Operating expenses in 2006 increased 27.4% compared to a 37.0% increase in turnover in 2006. The increase in operating expenses was primarily attributable to higher levels of activity in the business. As a percentage of turnover, operating expenses decreased from 91.4% in 2005 to 85.0% in 2006. This year-on-year growth in operating expenses reflects the inclusion of Partner’s operating expenses for the full year in 2006 compared with only three quarters in 2005. On a like-for-like basis (taking into account Partner’s operating expenses and turnover for the first quarter of 2005), operating expenses increased 18.2% over 2005 against a 26.0% increase in turnover over 2005.

Cost of inventories sold decreased 1.1% from HK$2,331 million in 2005 to HK$2,305 million. On a like-for-like basis (taking into account Partner’s cost of inventories sold for the first quarter of 2005), cost of inventories decreased 9.4%. The decline was mainly due to the disposal in July 2006 of VISS, which has ceased to contribute to the results of the Group.

Staff costs increased 15.0% from HK$2,319 million in 2005 to HK$2,666 million in 2006, mainly due to the expansion of the Group’s business and inclusion of Partner’s staff costs for the full year in 2006 compared with only three quarters in 2005. On a like-for-like basis (taking into account Partner’s staff costs for the first quarter of 2005), staff costs increased well below the rate of increase in turnover at only 3.5% over 2005. As a percentage of total turnover, staff costs decreased from 9.5% in 2005 to 8.0% in 2006. The smaller increase in staff costs was due to actions commenced in 2005 through rationalisation and outsourcing, especially in the Group’s Hong Kong mobile and fixed-line and Thailand operations. The Group also benefited from improving economies of scale.

Depreciation and amortisation increased 16.2% from HK$4,367 million in 2005 to HK$5,076 million. On a like-for-like basis (taking into account Partner’s depreciation and amortisation for the first quarter of 2005), depreciation and amortisation expenses increased 8.7%. The increased depreciation was attributable to the continuing network rollout of the Group’s operations, principally in India. The increased amortisation charge resulted mainly from the higher amortisation of customer base resulting from the acquisition of HECL in India and the transmission business of Med-1 in Israel.

The following table presents a breakdown of other operating expenses:

	Year ended 31 December
	2005 HK$ millions	2006 HK$ millions	Change %
Cost of services provided	8,673	11,668	+34.5
General administrative and distribution costs	2,087	4,265	+104.4
Operating leases in respect of buildings, hire of plant and machinery	1,187	1,360	+14.6
Impairment loss on fixed assets	—	16	N/A
Write-off of customer acquisition and retention costs	99	26	-73.7
Others	1,210	995	-17.8

Other operating expenses	13,256	18,330	+38.3

Hutchison Telecommunications International Limited Annual Report 2006	35

Management Discussion and Analysis

Other operating expenses increased 38.3% from HK$13,256 million in 2005 to HK$18,330 million in 2006. On a like-for-like basis (taking into account Partner’s other operating expenses for the first quarter of 2005), other operating expenses increased by 28.9%. The main component of other operating expenses was the cost of services provided, consisting of network costs and associated network operating costs, which increased 34.5% from HK$8,673 million in 2005 to HK$11,668 million in 2006. The increase in the cost of services provided was mainly attributable to continuing growth in the Group’s customer base, which resulted in significant increases in interconnection, roaming and IDD charges, as well as the continuing network rollout, which resulted in increased rental fees for cell sites and leased lines.

The increase in other operating expenses was also partly due to a 104.4% increase in general administrative and distribution costs from HK$2,087 million in 2005 to HK$4,265 million in 2006, as well as a 14.6% increase in operating leases in respect of buildings and the hire of plant and machinery from HK$1,187 million in 2005 to HK$1,360 million in 2006, reflecting the general expansion in scale of the businesses and the contribution from subsidiaries acquired during the year. These increases in other operating expenses were offset in part by a 17.8% decline in other expenses and a 73.7% decline in write-off of customer acquisition and retention costs.

Other operating expenses represented 54.9% of the Group’s total turnover in 2006, which was comparable to the 54.4% that it represented in 2005.

Profit on disposal of investments and others, net

During the year, the Group recorded a profit on disposal of investments and others of HK$44 million, comprising the recognition of negative goodwill of HK$45 million from the acquisition of the transmission business of Med-1 by Partner in Israel. In 2005, the Group recorded a profit on disposal of investments and others of HK$71 million, comprising (i) a profit of approximately HK$49 million on disposal of an approximate 4% equity interest in Hutchison Essar as a result of the exercising of call options by Essar, a minority shareholder of Hutchison Essar; and (ii) negative goodwill of HK$27 million resulting from the transfer of a 0.57% equity interest in Hutchison Essar at nil consideration from Essar; and (iii) offset in part by a dilution loss on the Group’s shareholding in Partner of approximately HK$5 million as a result of the exercise of share options by holders of options to purchase Partner’s shares.

Operating profit

As a result of the foregoing, the Group recorded an operating profit of HK$5,045 million in 2006, representing an increase of 134.2% from HK$2,154 million in 2005. On a like-for-like basis (taking into account Partner’s operating profit for the first quarter of 2005), operating profit increased by 97.5% over 2005. The increase was attributable to the strong results from operations in India and Israel, together with a return to operating profit at the Hong Kong’s mobile operations and a further reduction in operating losses in Thailand.

Interest and other finance costs, net

Net interest and other finance costs principally consisted of interest and other finance costs relating to the Group’s debt, net of interest income received from bank deposits, and changes in fair value of derivative instruments. Net interest and other finance costs increased 64.7% from HK$1,604 million in 2005 to HK$2,642 million in 2006, primarily due to higher levels of debt incurred in connection with acquisitions in India. The higher interest expense also arose from the higher levels of Thai Baht-denominated debt, where higher levels of debt were compounded by higher effective interest rates and changes in the exchange rate.

Share of results of associates

The Group recorded a share of losses from associates of HK$1 million in 2006, compared with a profit of HK$86 million in 2005. The change was due to the consolidation for the first time of the results of Partner beginning in April 2005.

Profit before taxation

The Group recorded a profit before taxation of HK$2,402 million in 2006, an increase of 277.7% from HK$636 million in 2005.

36	Hutchison Telecommunications International Limited Annual Report 2006

Management Discussion and Analysis

Taxation

The Group’s taxation charge of HK$826 million in 2006 was comprised of current taxation charge of HK$896 million and a deferred taxation credit of HK$70 million. The Group’s current taxation charge increased to HK$896 million compared with HK$229 million in 2005, which was mainly attributable to increased taxable income from the India operations.

The Group recorded a net deferred taxation credit from continuing operations of HK$70 million in 2006, compared with a net deferred taxation charge of HK$205 million in 2005. The net deferred taxation charge in 2005 related to each of the Group’s India and Hong Kong mobile operations as well as Partner, where the Group had historical losses. These carry-forward losses were applied to the tax positions as offsets, which led to the credit in 2006.

Profit from continuing operations

Profit from continuing operations increased to HK$1,576 million in 2006, from HK$202 million in 2005.

Loss from discontinued operations

The Group did not dispose of any of operations in 2006 that required to be presented as discontinued operations in accordance with HKFRS 5 “Non-current Assets held for Sale and Discontinued Operations”, thus no loss from discontinued operations was recorded. In July 2005, the Group disposed of its mobile operations in Paraguay. Accordingly, the mobile operations in Paraguay were presented as discontinued operations in accordance with HKFRS 5 and a loss from discontinued operations of HK$352 million was recorded in 2005.

Profit attributable to equity holders

Profit attributable to equity holders from continuing operations of the Company in 2006 was HK$201 million (or HK$0.04 earnings per share). In 2005, the loss attributable to equity holders of the Company was HK$768 million (or HK$0.17 loss per share), of which HK$416 million loss (or HK$0.09 loss per share) was from continuing operations and HK$352 million loss (or HK$0.08 loss per share) was from discontinued operations.

Results of the Group’s operating companies

Turnover

The following table presents a breakdown of turnover by segment and the percentage of total turnover accounted for by each segment:

	Year ended 31 December
	2005		2006
	HK$ millions	%	HK$ millions	%
India	9,996	41.0	15,455	46.3
Israel(1)	6,612	27.1	9,796	29.3
Hong Kong mobile	3,837	15.8	4,199	12.6
Hong Kong fixed-line	2,204	9.0	2,406	7.2
Thailand	1,045	4.3	1,017	3.0
Others	662	2.8	505	1.6

	24,356	100.0	33,378	100.0

(1)	Israel was not consolidated in the Group’s results until April 2005.

Hutchison Telecommunications International Limited Annual Report 2006	37

Management Discussion and Analysis

■	India operations. The Group’s India operations accounted for 46.3% of the Group’s total turnover in 2006, compared with 41.0% in 2005. Turnover from the India operations increased 54.6% from HK$9,996 million in 2005 to HK$15,455 million in 2006, primarily due to strong growth in the customer base. The customer base increased to approximately 23.3 million at the end of 2006, 104.2% higher than the customer base of 11.4 million at the end of 2005. The growth was mainly driven by an increase in prepaid customers as thresholds to entry and monthly charges continued to fall. The customer base also benefited from the contribution of 1.5 million customers from HECL which was acquired in January 2006. Over 90% of the growth in the year was in the prepaid segment, which generally has lower average revenue per user than the postpaid segment. This increased reliance on the prepaid segment, plus declining monthly charges, were the principal reasons for the slower growth in turnover relative to the growth in the customer base. At the end of 2006, 85.6% of the customer base in India was in the prepaid segment, up from 77.8% at the end of 2005.

■	Israel operations. Israel accounted for 29.3% of the Group’s total turnover in 2006 compared with 27.1% of total turnover in 2005, having been consolidated as a subsidiary only since April 2005. Turnover from the Israel operations increased by 48.2% from HK$6,612 million in 2005 to HK$9,796 million in 2006. This year-on-year growth reflects the inclusion of Partner’s turnover for the full year in 2006 compared to only three quarters in 2005. On a like-for-like basis (taking into account Partner’s turnover for the first quarter of 2005), turnover increased by 12.0%. The increase was primarily due to the growth in service revenue resulting from higher minutes of use. As of 31 December 2006, Partner’s customer base had risen to 2.7 million, an increase of 5.5% compared with 2005, demonstrating Partner’s ability to continue to grow its business in a highly competitive market. Growth in turnover was offset in part by a reduction in Partner’s average tariff per minute, which resulted from a government-mandated reduction in interconnection tariffs.

■	Hong Kong mobile operations. The Group’s mobile operations in Hong Kong accounted for 12.6% of total turnover in 2006, compared with 15.8% in 2005. Despite intense competition, turnover increased 9.4% from HK$3,837 million in 2005 to HK$4,199 million in 2006. This was mainly driven by growth in 3G customers, who typically have a higher average revenue per user. As of 31 December 2006, the mobile customer base in Hong Kong and Macau had risen to 2.1 million, an increase of 8.5% compared with the same date in 2005. The increased turnover was also partly due to increased roaming revenues. Growth was partially offset by a reduction in turnover from a reduction in the 2G customer base.

■	Hong Kong fixed-line operations. The Group’s fixed-line operations in Hong Kong accounted for 7.2% of total turnover in 2006, compared with 9.0% in 2005. Turnover increased 9.2% from HK$2,204 million in 2005 to HK$2,406 million in 2006, reflecting the growth in all services, in particular international and local data services and residential broadband services. Despite keen competition and pricing pressure, turnover growth in international and local data services was achieved through higher customer demand and additional penetration in the carrier, corporate and regional markets. Revenue from residential broadband also saw growth as a result of an increase in the customer base and average revenue per customer. Local voice customers also grew steadily during the year providing a stable revenue stream.

■	Thailand operations. The Group’s Thailand operations accounted for 3.0% of total turnover in 2006, compared with 4.3% in 2005. Turnover from the Thailand operations decreased slightly from HK$1,045 million in 2005 to HK$1,017 million in 2006. A sharp increase in promotional offers introduced at the beginning of 2006 contributed to significant tariff reductions in the Thai mobile telecommunications market. Price competition amongst operators continued throughout 2006. The decrease in turnover was also partly due to an increase in the percentage of prepaid customers to 57.3% at the end of 2006 compared with 52.9% at the end of 2005. The prepaid segment generally has lower average revenues per user than the postpaid segment. The number of postpaid customers declined 9.9%, while the number of prepaid customers increased by 7.8%.

■	Other operations. Turnover from other operations consisted of turnover from Sri Lanka, Ghana and non-telecommunications business. These operations collectively accounted for 1.6% of turnover in 2006, compared with 2.8% in 2005. Turnover in 2006 was HK$505 million, a decrease of 23.7% from HK$662 million in 2005, mainly due to the disposal of VISS in July 2006.

38	Hutchison Telecommunications International Limited Annual Report 2006

Management Discussion and Analysis

Operating profit

The following table presents a breakdown of operating profit before disposal of investments and others by segment; profit on disposal of investments and others, net; and the percentage of total operating profit accounted for by each segment or line item:

	Year ended 31 December
	2005		2006
	HK$ millions	%	HK$ millions	%
India	2,440	113.3	3,628	71.9
Israel(1)	832	38.6	1,708	33.9
Hong Kong mobile	(420)	(19.5)	247	4.9
Hong Kong fixed-line	78	3.6	259	5.1
Thailand	(544)	(25.3)	(501)	(9.9)
Others	(303)	(14.0)	(340)	(6.8)

Operating profit before disposal of investments and others	2,083	96.7	5,001	99.1
Profit on disposal of investments and others, net	71	3.3	44	0.9

Operating profit	2,154	100.0	5,045	100.0

(1)	Israel was not consolidated in the Group’s results until April 2005.

The following table presents a breakdown of operating expenses for the stated years by segment and the percentage of operating expenses accounted for by each segment:

	Year ended 31 December
	2005		2006
	HK$ millions	%	HK$ millions	%
India	7,556	33.9	11,827	41.7
Israel(1)	5,780	26.0	8,088	28.5
Hong Kong mobile	4,257	19.1	3,952	13.9
Hong Kong fixed-line	2,126	9.5	2,147	7.6
Thailand	1,589	7.1	1,518	5.3
Others	965	4.4	845	3.0

Operating expenses	22,273	100.0	28,377	100.0

(1)	Israel was not consolidated in the Group’s results until April 2005.

■	India operations. Operating profit before disposal of investments and others from the Group’s India operations increased 48.7% from HK$2,440 million in 2005 to HK$3,628 million in 2006, representing 71.9% of the Group’s total operating profit in 2006. The increase in operating profit reflected continued strong performance from the existing licence areas of Hutchison Essar and improved operating performance in the newer service areas acquired through HECL. Operating expenses for the India business increased 56.5%, which was slightly higher than the growth in turnover of 54.6% reflecting costs associated with the rapid network build-out initiated in 2006 as well as the initial costs of acquisition and integration of HECL, which was acquired in January 2006. Operating expenses in 2006 were also increased by staff costs arising from a performance bonus rights plan adopted by Hutchison Essar in September 2006.

■	Israel operations. Operating profit before disposal of investments and others from the operations in Israel was HK$1,708 million, representing growth of 105.3% over 2005. This year-on-year growth reflected the inclusion of Partner’s contribution for the full year in 2006 compared with only three quarters in 2005. On a like-for-like basis (taking into account Partner’s contribution for the first quarter of 2005), Partner’s operating profit before disposal of investments and others in 2006 increased 38.5% compared with 2005, which exceeded the 12.0% increase in its turnover. This higher operating profit reflected strong operating performance as well as growth in the number of 3G contract customers, as well as lower government royalty expenses and the implementation of efficiency measures. In addition, Partner recorded a profit on disposal of investments and others of HK$44 million in 2006, including negative goodwill of HK$45 million arising from the acquisition of the transmission business of Med-1.

Hutchison Telecommunications International Limited Annual Report 2006	39

Management Discussion and Analysis

■	Hong Kong mobile operations. The Group’s mobile operations in Hong Kong recorded an operating profit of HK$247 million in 2006, a turnaround from an operating loss of HK$420 million in 2005. The improvement was mainly due to revenue growth and an improved operating cost structure of the business resulting from a number of cost saving initiatives started in 2005, including staff cost savings from the outsourcing of network maintenance, information technology and call centre operations. Despite growth in turnover and customers, operating expenses in 2006 dropped 7.2% compared with 2005.

■	Hong Kong fixed-line operations. The Group’s fixed-line operations in Hong Kong recorded an operating profit of HK$259 million in 2006, an increase of 232.1% from HK$78 million in 2005. This improvement was due mainly to relative growth in data services and broadband services and an improved operating cost structure for the business resulting from a number of cost saving initiatives launched in 2005 including outsourcing. Operating expenses in 2006 were HK$2,147 million, which was essentially unchanged compared with HK$2,126 million in 2005, despite the business expansion and increased turnover.

■	Thailand operations. Operating loss from the Thailand operations decreased 7.9% from HK$544 million in 2005 to HK$501 million in 2006, reflecting success in improving the operating cost structure of the business resulting from initiatives launched in 2005 including outsourcing. Operating expenses fell 4.5% to HK$1,518 million reflecting the improved operating cost structure of the business. During the second half of 2006 the Thailand operations increased their provisions against inventory and bad debt.

■	Other operations. Operating losses from other operations increased to HK$340 million in 2006 from HK$303 million in 2005. The losses were mainly attributable to the inclusion of the operating expenses incurred by the startup operations in Vietnam and Indonesia, operating losses from Ghana and expenses of the Group’s corporate office.

The Group’s Vietnam and Indonesia operations did not generate any revenues in 2006 as they were still in the process of being rolled out. In January 2007, the Group announced the launch of HT Mobile, the nationwide mobile communications service operator in Vietnam, and in March 2007 the Group announced the commercial launch of services in Indonesia.

Liquidity and Capital Resources

Requirements

The Group’s liquidity and capital requirements relate principally to the following:

■	capital expenditures for the continuing build-out and expansion of networks in the markets where the Group operates, including purchases of fixed assets and licenses and acquisitions of interests in existing third-party telecommunications companies as well as companies engaged in complementary or related businesses;

■	costs and expenses relating to the operation of the businesses, including ongoing costs related to network operations, sales and distribution expenses and customer service; and

■	payments of the principal and interest on debt.

As of 31 December 2006, the Group had net current liabilities of HK$17,268 million. Although the Group’s operations generated cash during the year, investments in the businesses consumed cash in excess of amounts generated from operations. The consequent financing requirements were met by bank and other loans, including a HK$9 billion credit facility that the Company entered into in November 2005, which is described in greater detail below in “Outstanding debt”. The Group has historically met its working capital and other capital requirements principally from cash flow from operating activities and through borrowings from banks. The Group expects that it will continue to fund the capital required to build, maintain and operate telecommunications networks through a combination of cash flow from operating activities and bank borrowings, although it expects that upon completion of the India Sale, the Group will be able to repay up to HK$13.9 billion of outstanding debt and fund other requirements from the cash proceeds of the India Sale.

40	Hutchison Telecommunications International Limited Annual Report 2006

Management Discussion and Analysis

Capital expenditure

The following table sets forth the Group’s capital expenditure by segment for the years indicated:

	Capital expenditure on fixed assets Year ended 31 December		Capital expenditure on other intangible assets Year ended 31 December
	2005 HK$ millions	2006 HK$ millions	2005 HK$ millions	2006 HK$ millions
India	2,744	7,016	—	9
Israel(1)	531	848	—	1
Hong Kong mobile	415	284	477	453
Hong Kong fixed-line	425	466	98	32
Thailand	282	112	75	—
Others	321	393	—	1,341

Total capital expenditure	4,718	9,119	650	1,836

(1)	Israel was not consolidated in the Group’s results until April 2005.

Capital expenditure on fixed assets increased 93.3% to HK$9,119 million in 2006 from HK$4,718 million in 2005. The increase in capital expenditure on fixed assets was mainly in the India and Israel operations and expansion in the new markets of Indonesia and Vietnam. These increases were offset in part by decreases in capital expenditure on fixed assets in the Hong Kong mobile operations and the Thailand operations. The capital expenditure on fixed assets in India increased as Hutchison Essar continued to invest to broaden its operations in existing and new licence areas. Capital expenditure in Israel increased in part in connection with the continued build-out of Partner’s 3G network. The decrease in capital expenditure on fixed assets in Hong Kong mobile operations mainly reflected the completion of the initial investment in building the basic infrastructure of a territory-wide 3G network. The decrease in capital expenditure on fixed assets in Thailand was mainly due to the completion of the principal network build-out and the implementation of cost saving programs. The initial investments in Indonesia and Vietnam are included under “Others” and reflect initial rollout costs.

Capital expenditure on other intangible assets was comprised mainly of telecommunications licences, customer acquisition and retention costs, brand name and customer base. Capital expenditure on other intangible assets in 2005 of HK$650 million represented the additional customer acquisition and retention costs incurred, primarily for 3G customers in Hong Kong, during 2005. In 2006, capital expenditure on other intangible assets increased 182.5% to HK$1,836 million due mainly to the capitalisation of telecommunications licences of HK$1,341 million in Indonesia, with the corresponding amount recorded as licence fee liabilities (representing mainly the discounted value of the fixed annual fees to be paid over the licence period). The increase was offset in part by a decrease in customer acquisition and retention costs from HK$650 million to HK$485 million.

2007 will be a year when the Group continues to invest in Indonesia and Vietnam to establish or further strengthen the Group’s position in these markets. The Group expects its principal capital expenditure requirements for 2007 to be approximately HK$6,000 million to HK$7,000 million (excluding India) comprised principally of the following:

■	approximately HK$3,000 million to HK$4,000 million in Indonesia for network buildout;

■	approximately HK$1,000 million in Vietnam for network buildout; and

■	the remainder in Hong Kong and Israel on their 3G networks and maintenance expenditures.

Outstanding debt

The Group has financed its network buildout and operating costs principally from cash flow from the Group’s operating activities and through loans from commercial banks. As of 31 December 2005 and 2006, the ratio of the Group’s total debts to total assets was approximately 45% and 49%, respectively.

Hutchison Telecommunications International Limited Annual Report 2006	41

Management Discussion and Analysis

During 2006, the Group’s borrowings increased as the result of additional debt incurred primarily in connection with acquisitions in India. The Group incurred approximately HK$6,000 million in debt to fund the acquisition of its interest in Omega, the reorganisation of its holding company interests and the final payments in respect of HECL and Spacetel. In addition, the Group assumed approximately HK$3,200 million of debt with the acquisition of HECL.

Following the completion of the India Sale, approximately HK$15,300 million of the Group’s debt will be assumed by the purchaser. The Group also announced its intention to reduce other debt by up to HK$13,900 million following completion of the India Sale, which would leave it with gross debt of approximately HK$26,000 million and a net cash position of approximately HK$62,000 million.

As of 31 December 2005, 28.8% of the Group’s total borrowings, or HK$7,690 million, was repayable within one year, compared with 40.7%, or HK$16,048 million, as of 31 December 2006.

The following table presents information regarding outstanding bank loans and other interest-bearing third-party borrowings and debentures as of 31 December 2006 by segment.

Country	Fixed/floating interest rate	Maturity	Currency	Committed facility HK$ millions		Current portion HK$ millions	Non-current portion HK$ millions	Total HK$ millions
India	Fixed	Feb 2007 -	INR	9,899	(1)	6,499	3,394	9,893
		Mar 2015
	Floating	Mar 2007 -	INR	5,079		805	3,933	4,738
		Aug 2009
	Floating	Feb 2011 -	USD	1,092		—	1,082	1,082
		Mar 2011

Israel	Fixed	Apr 2009	USD	22	(1)	10	12	22
	Floating	Sep 2009 -	NIS	5,841	(2)	65	4,193	4,258
		Mar 2012

Hong Kong mobile	Fixed	Dec 2008	USD	551	(1)	—	551	551
	Floating	May 2008	HKD	6,000		—	4,539	4,539

Hong Kong fixed-line	Fixed	Jan 2014	HKD	17		2	9	11
	Floating	Nov 2008	HKD	9,000	(3)	—	714	714
	Floating	Nov 2008	USD	—	(3)	—	4,467	4,467

Thailand	Floating	Jan 2007 -	THB	2,145		1,972	—	1,972
		Dec 2007
	Floating	Jan 2007 -	JPY	6,847		6,578	—	6,578
		Dec 2007
	Floating	Mar 2010	USD	154		37	94	131

Others	Floating	Jan 2007 -	USD/HKD	411		80	381	461
		Dec 2009

HTIL total				47,058		16,048	23,369	39,417

(1)	Includes finance lease obligations as at 31 December 2006.
(2)	Includes floating rate notes as at 31 December 2006.
(3)	The HK$9 billion secured revolving loan facility is available for both the Hong Kong fixed-line business and corporate office.

42	Hutchison Telecommunications International Limited Annual Report 2006

Management Discussion and Analysis

The following table presents the Group’s outstanding bank loans and other interest-bearing third-party borrowings by segment, as well as information regarding maturities and interest expenses for the years ended 31 December 2005 and 2006 in respect of such debt:

	As at and for the year ended 31 December 2005
HK$ millions	Current portion	Non-current portion	Total borrowings	Interest expenses
India	1,796	4,057	5,853	342
Israel(1)	58	4,483	4,541	429
Hong Kong mobile	—	4,128	4,128	144
Hong Kong fixed-line	2	262	264	1
Thailand	5,698	1,488	7,186	299
Others	136	4,584	4,720	99

	7,690	19,002	26,692	1,314

(1)	Israel was not consolidated in the Group’s results until April 2005.

	As at and for the year ended 31 December 2006
HK$ millions	Current portion	Non-current portion	Total borrowings	Interest expenses
India	7,304	8,409	15,713	1,050
Israel	75	4,205	4,280	187
Hong Kong mobile	—	5,090	5,090	200
Hong Kong fixed-line	2	5,190	5,192	8
Thailand	8,587	94	8,681	504
Others	80	381	461	335

	16,048	23,369	39,417	2,284

As at 31 December 2006, total borrowings of HK$8,042 million (compared with HK$7,488 million as at 31 December 2005) were guaranteed by members of the HWL Group of Companies (the “HWL Group”) and other related companies in respect of loans to the Group’s Thailand’s operation only. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of the HWL Group in respect of guarantees, indemnities and security provided by the HWL Group for so long as there remains a guarantee liability. The total amount of fees paid by the Group to the HWL Group in 2006 in respect of these borrowings was HK$78 million.

As at 31 December 2006, fixed assets and current assets of certain subsidiaries with a carrying value of HK$27,603 million (compared with HK$11,520 million as at 31 December 2005) and HK$30,077 million (compared with HK$6,756 million as at 31 December 2005), respectively were used as collateral for certain of the borrowings. The current portion of borrowings of the Group is secured to the extent of HK$6,594 million (compared with HK$868 million as at 31 December 2005). The non-current portion of borrowings of the Group is secured to the extent of HK$18,249 million (compared with HK$16,748 million as at 31 December 2005).

In December 2006, the Group’s Thailand operations extended the maturity date of six outstanding commercial loan facilities with international lenders, totaling JPY117,530 million and THB5,000 million (together approximately HK$8,833 million), by one year. All of the Japanese Yen loan drawings and repayments were converted to Thai Baht payments through cross currency swaps and forward foreign currency contracts.

Capital resources

The Group historically has met working capital and other capital requirements principally from cash flow from operating activities and through borrowings from banks. If it successfully completes the India Sale, it expects that the cash proceeds received will allow it to rely less on bank borrowings in the near to intermediate future. Bank loans and other debt, and related collateral arrangements and financial and operating covenants, are discussed above in “- Outstanding Debt.”

Hutchison Telecommunications International Limited Annual Report 2006	43

Management Discussion and Analysis

As of 31 December 2006, the Group had net current liabilities of HK$17,268 million comprising a current portion of bank loans and other loans equal to HK$16,048 million and other net current liabilities of HK$1,220 million. As of 31 December 2005, the Group had net current liabilities of HK$5,328 million, comprising a current portion of bank loans and other loans equal to HK$7,690 million and other net current assets of HK$2,362 million. The increase in net current liabilities in 2006 was primarily attributable to an increase in current borrowings of HK$8,358 million, incurred primarily in connection with acquisitions in India.

The following table sets out the major inflows/(outflows) of cash flows of the Group:

	2005	2006
	HK$ millions	HK$ millions
Cash flows from operating activities
Profit before taxation	636	2,402
Adjustments for:
- Interest and other finance costs, net	1,604	2,642
- Non-cash items	4,582	5,249
- Profit on disposal of investments and others, net	(71)	(44)
- Share of results of associates	(86)	1
- Changes in working capital	524	(1,721)

Cash generated from operations	7,189	8,529
Net interest and other finance costs and taxes paid	(1,912)	(3,015)

Net cash generated from operating activities	5,277	5,514

Cash flows from investing activities
Net purchases of fixed assets	(4,030)	(7,747)
Additions to customer acquisition and retention costs, additions to prepaid capacity and maintenance, advance payments for network roll-out, non-current loan to a related company, and increase in long-term deposits	(987)	(973)
Upfront and fixed periodic payments for telecommunications licences	—	(236)
Prepayments for acquisition of subsidiaries	(4,011)	(788)
Purchases of subsidiaries and additional investment in certain subsidiaries	(1,403)	(5,218)
Purchase of transmission business	—	(124)
Proceeds on disposal of interest in subsidiaries	669	2

Net cash used in investing activities	(9,762)	(15,084)

Cash flows from financing activities
Net cash flows from financing activities and changes in restricted cash	4,577	8,074
Proceeds from exercise of share options	—	194
Net cash flows from minority shareholders	242	914

Net cash provided by financing activities	4,819	9,182

44	Hutchison Telecommunications International Limited Annual Report 2006

Management Discussion and Analysis

The Group’s net cash inflow from operating activities in 2006 was HK$5,514 million, an increase of HK$237 million compared with HK$5,277 million in 2005. The increase was mainly attributable to the significant increase in profit before tax to HK$2,402 million, resulting from increased operating profit contributions from India and Israel, reflecting the general growth of those businesses and increased operating profit for the mobile operations in Hong Kong, which was partially offset by the start-up losses in Vietnam and Indonesia. The increase in net cash inflow from operating activities was also due to the increased non-cash items of HK$5,249 million, comprised mainly of depreciation and amortisation, reflecting higher levels of investments, and the amortisation of telecommunications licences and other intangibles assets arising from the step-up acquisition of Partner in April 2005. This increase was partially offset by the working capital outflows of HK$1,721 million in 2006 compared with working capital inflow of HK$524 million in 2005, which was mainly due to the outflow relating to an increase in trade receivables, other receivables and prepayments of HK$2,029 million, reflecting the general expansion of the business, as well as the acquisition of HECL in January 2006.

The Group’s net cash outflow from investing activities amounted to HK$15,084 million in 2006, compared with HK$9,762 million in 2005. The net cash outflow from investing activities consisted mainly of net capital expenditures on fixed assets (mainly network rollout) of HK$7,781 million and HK$5,259 million of acquisition costs. In 2005, the net cash outflow comprised mainly capital expenditures on fixed assets (mainly network rollout) of HK$4,046 million and HK$4,011 million of advance payments made in connection with the acquisition of HECL and BPL Mobile Communications Limited (which has not been completed) in India.

The Group’s net cash inflow from financing activities amounted to HK$9,182 million in 2006, compared with HK$4,819 million in 2005. The increase mainly reflected a net increase in loans in the amount of HK$8,073 million in 2006 as compared with HK$4,571 million in 2005, primarily to fund network build-out and operations by operating companies as well as the first time inclusion of the debt from HECL as a result of the consolidation of HECL in January 2006. The increase in net cash inflow from financing was also partly due to net cash inflows from minority shareholders of HK$914 million, which primarily reflected additional capital contributions from minority shareholders of Hutchison Essar, which were offset in part by quarterly dividend payments to the minority shareholders of Partner.

Contractual obligations

The following table sets forth selected information regarding the Group’s contractual obligations to make future payments as of 31 December 2006:

	Total	Payments due within
HK$ millions		1 year	1 - 5 years	After 5 years
Purchase obligations	18,487	18,190	230	67
Operating lease obligations	4,306	924	1,726	1,656
Borrowings	39,417	16,048	23,056	313
Interest on borrowings(1)	3,515	2,032	1,476	7
Licence fees liabilities	2,808	259	1,446	1,103

Total contractual obligations	68,533	37,453	27,934	3,146

(1)	Interest on borrowings comprised the amount of interest to be accrued at interest rates of between 1.1% to 10.4%.

Off-balance sheet arrangements

In addition to the contractual obligations discussed above, the Group had commitments that could require material payments in the future. These commitments are not included in the consolidated balance sheet.

As of 31 December 2006, the Group had contingent liabilities in respect of performance guarantees of HK$319 million, and certain claims against subsidiaries in Israel and India were pending in the amount of HK$1,014 million and HK$251 million, respectively. The performance guarantees principally related to guarantees that had been given prior to the disposal of VISS in July 2006 in favour of counterparties of VISS and its affiliates under various financing and equipment purchase transactions entered into by them. The Company is not aware of any circumstance that would require it to perform under these guarantees, which have been counter-indemnified by the purchaser of VISS, which is a member of the HWL Group.

In October 2001, the Group’s subsidiary in Hong Kong was issued a 3G licence for a duration of 15 years. For the first five years of the term of the license, fixed annual licence fees were payable. Beginning from the sixth year of the licence, variable licence fees are payable amounting to 5% of network turnover in respect of the relevant year; or the Appropriate Fee (as defined in the Licence) in respect of the relevant year whichever is greater. The net present value of the Appropriate Fee has already been recorded in the Group’s financial statements as licence fees liabilities. Under the terms of the licence, the actual amount due could be greater than the amount recorded.

Hutchison Telecommunications International Limited Annual Report 2006	45

Management Discussion and Analysis

The Group’s subsidiary in Israel, Partner, is committed to pay royalties to the Government of Israel equal to 3.5% of its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001”, which includes all kinds of income of Partner from the provision of telecommunications services under the licence - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5%, since 1 January 2006 and will continue to be reduced until it reaches a level of 1%.

The Group is required under the relevant shareholders’ agreements relating to its interests in the operating companies in Thailand to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which the Group holds the interests in these operating companies. To date, the Group has met these funding obligations primarily through procuring guarantees for third-party loans to these companies, but the Group may in the future fund these operating expenses and capital expenditures directly.

The Group holds an option to acquire the HWL Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A..

The Group holds call options, both directly and indirectly, which, if exercised, would entitle it to additional equity interests in the non-wholly owned investment holding companies in India through which it holds indirect interests in Hutchsion Essar, in each case subject to applicable regulatory approvals. Conversely, some Indian shareholders hold put options that could, again subject to applicable regulatory approvals, require the Group to purchase additional equity interests in those investment holding companies. Some of the call and put options are exercisable at fair market value of the investment holding companies, as determined or agreed by the parties (and if no agreement is reached, as determined in accordance with a pre-agreed formula or by a specified independent investment bank, as the case may be) at the time of exercise of the relevant option. Other call and put options are exercisable at a price determined in accordance with a formula specified in the relevant options agreement. Upon successful completion of the India Sale, the Group would no longer be subject to these put and call options.

Factors Affecting Our Results of Operations

Planned disposal of India

On 11 February 2007 the Company entered into an agreement to sell its entire direct and indirect equity and loan interests, held through subsidiaries, in its Indian mobile telecommunications operation comprising the Hutchison Essar group of companies. The sale is expected to be completed in the second quarter of 2007. The results and operations of the Group will be significantly affected by this disposal. During 2006, the business being sold represented 46% of the Group’s total turnover, 72% of the Group’s total operating profit and 42% of the Group’s total operating expenses. In addition, as of 31 December 2006, the business being sold held 40% of the Group’s total outstanding debt. Upon completion of the India Sale, the results of the India operations for 2007 and prior years will be presented in the Group’s income statement as discontinued operations.

In consideration of the disposal, the Company will receive approximately US$11.1 billion (HK$87 billion) in cash. Upon completion of the India Sale and payment under the Settlement Agreement, the Group is expected to realise an estimated pre-tax gain of approximately US$9,195 million (HK$71,847 million) and net cash inflow of approximately US$10,585 million (HK$82,708 million).

The Group has committed to declare a special dividend to shareholders equal to HK$6.75 per share, or approximately HK$32 billion in aggregate, upon completion of the India Sale. In addition, the Company expects to repay up to HK$13,900 million of outstanding debt which, combined with the debt being assumed by the purchaser, would result in significantly reduced interest expense and generation of net interest income. The Group has also stated that it will announce a dividend policy in the third quarter of 2007. The remaining cash will leave the Group well capitalised to take opportunities to expand the group as opportunities arise.

New licences and acquisitions

In recent years, the Group has expanded its operations through the acquisition of new telecommunications licenses, as well as through the acquisition of interests in existing third-party telecommunications operators. For example in January 2006 the Group completed the acquisition of HECL in India.

The start-up of newly licensed operations and the acquisition and subsequent integration of newly acquired third-party telecommunications operators generally entail significant capital and operating expenditures, including licence fees, cash consideration paid or debt incurred in connection with the acquisition, purchase of new equipment, build-out and maintenance of networks, marketing of new products and services and the addition of employees. If successful, new operations and acquisitions may also lead to significant customer and revenue growth. Accordingly, new operations and acquisitions affect the comparability of the results of the Group’s operations for different years.

46	Hutchison Telecommunications International Limited Annual Report 2006

Management Discussion and Analysis

Vietnam is a new service area for which the Group received governmental approval in February 2005 of the business cooperation contract with Hanoi Telecommunications to jointly build and operate a network. The Group expects peak funding to be approximately US$250 million (HK$1,945 million), which will be financed from internally generated funds and external borrowings. The Group recognises its interest in the business cooperation to the extent of the assets that it controls and the liabilities and expenses that it incurs, and the share of the income that it earns from the sale of goods or services under the terms of the business cooperation contract. The Group launched services in Vietnam in January 2007.

In July 2005, the Group completed the acquisition of a 60% equity interest in PT Hutchison CP Telecommunications (formerly named PT Cyber Access Communications) (“PT Hutchison CP”) for consideration of US$120 million (HK$934 million). Towards the end of 2005, the Group commenced the expansion of PT Hutchison CP’s nationwide wireless network, which it expects to launch commercially at the end of March 2007. The Group and PT Hutchison CP’s other shareholders have agreed to provide funding to PT Hutchison CP pro rata to their respective equity interests with an initial committed amount of US$300 million (HK$2,334 million).

Regulatory changes

In Israel, regulatory changes significantly reducing call and SMS termination tariffs became effective on 1 March 2005. Call termination tariffs have been reduced from NIS0.45 per minute prior to 1 March 2005 to NIS0.29 per minute on 1 March 2006 and to NIS 0.26 per minute on 1 March 2007, with an additional reduction to NIS0.22 per minute mandated to be effective 1 March 2008. SMS termination tariffs were reduced from NIS0.285 to NIS0.05 on 1 March 2005 and to NIS0.22 per minute on 1 March 2006. These tariff reductions caused call revenue to increase less rapidly than the rate of increase of total network minutes.

In addition, number portability, which is expected to be implemented in Israel in 2007, is expected to lead to higher customer retentions costs and a rise in churn rates.

Market Risk Hedging and Derivatives

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Group’s financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong dollars. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading or speculative purposes.

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-US dollar assets, the Group generally endeavours to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and may instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist.

(ii)	Interest rate exposure

The Group’s main interest risk exposures relate to its borrowings which bear interest at floating rates. The Group manages its interest rate exposure with a focus on reducing the Group’s overall cost of debt and exposure to changes in interest rates. When considered appropriate, the Group uses a combination of interest rate swaps and forward rate agreements to manage its long-term interest rate exposure and exposure to short-term interest rate volatility respectively.

Hutchison Telecommunications International Limited Annual Report 2006	47

Management Discussion and Analysis

The following table summarises the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of the Group’s current and non-current liabilities as at 31 December 2006 that are sensitive to exchange rats or interest rates. Data presented below includes bank loans and other third party borrowings:

	31 December 2006 Maturities				31 December 2006
	2007	2008	2009	Thereafter	Total	Fair value
			(HK$ in millions except rates)
Local currency:
Hong Kong Dollars:
Fixed rate	1	2	2	6	11	11
Average weighted rate(1)	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Variable rate	80	5,223	—	—	5,303	5,303
Average weighted rate(1)	4.73%	4.94%	—	—	4.94%	4.94%
Sub-total	81	5,225	2	6	5,314	5,314

Foreign currency:
Thai Baht:
Variable rate(2)	8,588	37	37	19	8,681	8,681
Average weighted rate(1)	6.05%	5.73%	5.73%	5.73%	6.05%	6.05%
Sub-total	8,588	37	37	19	8,681	8,681

Indian Rupees:
Fixed rate	6,499	3,387	4	3	9,893	9,806
Average weighted rate(1)	8.58%	7.01%	25.54%	22.35%	8.05%	8.06%
Variable rate	806	2,156	1,776	—	4,738	4,738
Average weighted rate(1)	8.87%	8.61%	9.69%	—	9.06%	9.06%
Sub-total	7,305	5,543	1,780	3	14,631	14,544

New Israel Shekels:
Variable rate	65	264	1,149	2,780	4,258	4,249
Average weighted rate(1)	5.78%	5.66%	4.52%	4.25%	4.43%	4.43%
Sub-total	65	264	1,149	2,780	4,258	4,249

US Dollars:
Fixed rate	9	559	5	—	573	573
Average weighted rate(1)	7.25%	4.41%	7.25%	—	4.48%	4.48%
Variable rate	—	4,874	4	1,082	5,960	5,960
Average weighted rate(1)	—	6.23%	7.37%	6.21%	6.23%	6.23%
Sub-total	9	5,433	9	1,082	6,533	6,533

Total	16,048	16,502	2,977	3,890	39,417	39,321

(1)	Weighted average rates of the portfolio at the year end.
(2)	Included Japanese Yen borrowings of HK$6,578 million and US dollar borrowings of HK$131 million which were swapped into Thai Baht borrowings as at 31 December 2006.

48	Hutchison Telecommunications International Limited Annual Report 2006

Management Discussion and Analysis

Reconciliation to US GAAP

The consolidated accounts of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”, which term collectively includes Hong Kong Accounting Standards (“HKAS”) and related interpretations) issued by the Hong Kong Institute of Certified Public Accountants, which differ in various material aspects from US GAAP. These material differences, as they apply to our consolidated accounts can be read in the “information for US Investors” section.

The following table sets forth a comparison of our net profit/(loss) attributable to equity holders of the Company and shareholders’ equity in accordance with HKFRS and US GAAP for the years indicated:

	As at or for the year ended 31 December
	2005 HK$ millions	2006 HK$ millions
Net profit/(loss) attributable to equity holders of the Company
HKFRS	(768)	201
US GAAP	(915)	(493)

Shareholders’ equity
HKFRS	16,170	16,659
US GAAP	13,680	13,349

Hutchison Telecommunications International Limited Annual Report 2006	49

  Directors’ Report

The Directors have pleasure in submitting to shareholders their report and statement of the audited accounts for the year ended 31 December 2006.

Principal Activities

The principal activity of the Company and its subsidiaries (the “Group”) is the provision of mobile and fixed-line telecommunications services and the activities of its principal subsidiaries are shown on page 145.

Group Profit

The consolidated income statement is set out on page 82 and shows the Group profit for the year ended 31 December 2006.

Dividends

The Directors do not recommend the payment of any final dividend.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 36(f) and note 28 to the accounts on pages 144 and 135 respectively.

Charitable Donations

Donations to charitable organisations by the Group during the year amounted to approximately HK$7.1 million.

Fixed Assets

Particulars of the movements of fixed assets are set out in note 19 to the accounts.

Share Capital

Details of the share capital of the Company are set out in note 27 to the accounts.

Directors

The Directors of the Company as at 31 December 2006 were:

Chairman:

Mr Fok Kin-ning, Canning

Executive Directors:

Mr Dennis Pok Man Lui

Mr Tim Lincoln Pennington

Non-executive Directors:

Mr Frank John Sixt

Mr Naguib Sawiris

Mr Aldo Mareuse

50	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

Independent Non-executive Directors:

Mr Kwan Kai Cheong

Mr John W Stanton

Mr Kevin Westley

Alternate Directors:

Mrs Chow Woo Mo Fong, Susan

    (Alternate to Mr Fok Kin-ning, Canning and Mr Frank John Sixt)

Mr Martin Wolfgang Michlmayr

    (Alternate to Mr Naguib Sawiris)

Mr Ragy Soliman

    (Alternate to Mr Aldo Mareuse)

Mr Chan Ting Yu

    (Alternate to Mr Dennis Pok Man Lui)

Mr Woo Chiu Man, Cliff

    (Alternate to Mr Tim Lincoln Pennington)

Mrs Chow Wo Mo Fong, Susan was appointed as Alternate Director to Mr Frank John Sixt on 1 September 2006 in place of Ms Nardi, Kar Wai Agnes, who resigned as Alternate Director to Mr Sixt on 31 August 2006.

On 28 February 2007, Mr Naguib Sawiris resigned as Non-executive Director of the Company, and Mr Martin Wolfgang Michlmayr automatically ceased to act as his Alternate Director. On the same day, Mr Michael John O’Connor was appointed as Non-executive Director of the Company, and he appointed Mr Michlmayr as his Alternate Director. The Board expresses its gratitude to Mr Sawiris for his valuable contributions to the Company and welcomes Mr O’Connor to the Board.

In accordance with Article 86(3) of the Company’s Articles of Association, Mr O’Connor will retire by rotation at the forthcoming annual general meeting and being eligible, offers himself for re-election.

In accordance with Article 87(1) of the Company’s Articles of Association, Messrs Dennis Pok Man Lui and Kwan Kai Cheong will retire by rotation at the forthcoming annual general meeting and being eligible, offer themselves for re-election.

The Company received confirmation from the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Company considered all the Independent Non-executive Directors as independent.

The Directors’ biographical details are set out from pages 12 to 15.

Directors’ Service Contracts

None of the Directors who are proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Interest in Contracts

No contracts of significance in relation to the businesses of the Company and its subsidiary companies to which the Company or a subsidiary company was a party in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Hutchison Telecommunications International Limited Annual Report 2006	51

Directors’ Report

Connected Transactions

(1)	On 27 January 2006, a share purchase agreement was entered into between CGP Investments (Holdings) Limited (“CGP”), an indirect wholly owned subsidiary of the Company, as purchaser and Hutchison Call Centre Holdings Limited (“HCCH”), an indirect wholly owned subsidiary of HWL, as vendor for the acquisition (the “HTSI Acquisition”) of the entire issued share capital (the “Sale Shares”) of Hutchison Tele-Services (India) Holdings Limited (“HTSI”) (which, through its wholly owned subsidiary, namely 3 Global Services Private Limited (“GSPL”), operates a telecommunications services call centre in India (the “India Call Centre”)) at the cash consideration of US$14,174,881. On completion of the HTSI Acquisition, CGP granted to HCCH a call option and HCCH granted to CGP a put option in respect of the Sale Shares (together the “Options”) at a strike price being the aggregate of CGP’s acquisition and investment cost plus interest accrued and after deduction of any distributions made by HTSI for the period from the completion date to the date of transfer of the Sale Shares pursuant to an exercise of either Option. By subsequent mutual agreement, CGP, HCCH and GSPL agreed that for the same exercise price, the Options would be exercisable over the business and assets and liabilities of the India Call Centre instead of the Sale Shares. HCCH is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The HTSI Acquisition and the Options constituted connected transactions for the Company under the Listing Rules.

(2)	On 1 March 2006, in anticipation of the current and future compliance with the new rules governing foreign direct investment in mobile telecommunications operators in India, the Group restructured their interests in Hutchison Essar Limited (the “Reorganisation”). To effect the Reorganisation, the connected transactions all entered into on 1 March 2006 by the Group included:

a.	the sale by Kotak Mahindra Group and Komaf Enterprises Limited (“Komaf”, together with the Kotak Mahindra Group, the “Kotak Group”) and the purchase by Telecom Investments India Private Ltd (“TII”) of an aggregate of 64% of JKF’s issued ordinary share capital for an aggregate consideration of INR2,247,303,344 (approximately HK$393 million);

b.	the subscription by Centrino Trading Company Private Limited (“CTCP”) of new ordinary shares in the share capital of TII (the “TII Shares”) representing 23.97% of the enlarged issued ordinary share capital of TII for an aggregate cash consideration of INR4,898,579,655 (approximately HK$856.4 million) (the “CTCP Subscription”);

c.	the issue, at the Company’s request, of a US$124.5 million (or approximately HK$966 million) standby letter of credit (“SBLC”) dated 24 February 2006 by a financial institution independent of the Company as security for an INR4,898,579,655 (or approximately HK$856 million) term loan facility made available to CTCP by a financial institution independent of the Company to fund the CTCP Subscription;

d.	in consideration of (c), various options were granted, the exercise of which would result in the acquisition by the Group of CTCP shares, shares of Plustech Mercantile Company Private Limited (“PMCP”), the holding company of CTCP, and/or TII shares;

e.	the issue, at the Company’s request, of a US$200 million (or approximately HK$1,552 million) SBLC dated 24 February 2006 by a financial institution independent of the Company as security for an INR7,924,411,516 (or approximately HK$1,385 million) term loan facility made available to ND Callus Info Services Private Limited (“NDCIS”) by a financial institution independent of the Company to fund its acquisition of all the TII Shares held by the Kotak Group; and

f.	in consideration of (e), various options were granted, the exercise of which would result in the acquisition by the Group of NDCIS shares, shares of MV Healthcare Services Private Limited (“MVH”), the holding company of NDCIS and/or TII shares.

CTCP and PMCP are all connected persons of the Company by virtue of being associates of Mr Asim Ghosh, the managing director of Hutchison Essar Limited (“Hutchison Essar”). NDCIS and MVH are all connected persons of the Company by virtue of being associates of Mr Analjit Singh who was a director of Hutchison Essar in the 12 months prior to the Reorganisation. Each of the Kotak Mahindra Group and Komaf was a connected person of the Company by virtue of being a substantial shareholder in JKF.

52	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

(3)	On 31 July 2006, Hutchison Global Communications Holdings Limited (“HGCH”, an indirect wholly owned subsidiary of the Company) as vendor and Hutchison E-Commerce International Limited (“HEIL”, an indirect wholly owned subsidiary of HWL) as purchaser entered into a sale and purchase agreement (the “Sale and Purchase Agreement”). Under the Sale and Purchase Agreement, HEIL agreed to purchase from HGCH (i) the entire issued share capital of Vanda IT Solutions & Systems Management Limited (“VISS”, the then indirect wholly owned subsidiary of the Company) and (ii) all loans advanced up to 30 June 2006 (the “Effective Date”), amounting to HK$599,716,364.07 and subject to adjustments, by HGCH to other members of the VISS group (together with, where applicable, interest thereon up to the Effective Date) for a total cash consideration of HK$105 million. On completion, VISS ceased to be an indirect wholly owned subsidiary of the Company and became an indirect wholly owned subsidiary of HWL. HEIL was a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The above transaction constituted a connected transaction for the Company under the Listing Rules.

After completion of the above transaction, HGCH continued to provide financial assistance by various guarantees of an aggregate sum equivalent to about HK$344 million as at the Effective Date (the “Vendor Guarantees”) in favour of various wholly owned subsidiaries of VISS (the “VISS Group Beneficiaries”) as security in support of a number of financing and/or equipment purchase transactions entered into by the VISS Group Beneficiaries, subject to a counter-indemnity issued on completion by HEIL in favour of HGCH pending the discharge and release of the Vendor Guarantees. Each of the VISS Group Beneficiaries was a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company. The continuing provision of the Vendor Guarantees, after completion, constituted financial assistance provided by the Company not in the ordinary and usual course of business and for the benefit of connected persons and constituted connected transactions for the Company under the Listing Rules.

Continuing Connected Transactions

The following were continuing connected transactions (the “Continuing Connected Transactions”) for the Company during the year:

(1)	Various members of the Group have separately entered into cost sharing agreements (the “Cost Sharing Agreements”) with HWL and its subsidiaries (excluding the Group, the “HWL Group”) pursuant to which members of the HWL Group and members of the Group together join in global procurement and development projects for the acquisition and development of information technology platforms and software solutions and applications, hardware, content and other services in connection with the roll-out and ongoing operation of the 3G business of members of the Group. In connection with the performance of obligations of the members of the Group under some of the underlying contracts in relation to the global procurement activities, members of the HWL Group have provided guarantees in favour of counterparties thereunder. The relevant members of the Group have borne appropriate proportion of the total external and internal costs and expenses incurred in connection with such joint procurement activities and pay a guarantee fee (where the HWL Group has provided a guarantee) and a management fee to the HWL Group determined at normal commercial rates. The Cost Sharing Agreements constituted continuing connected transactions for the Company under the Listing Rules.

(2)	Members of the Group, as lessees or licensees, have entered into various lease and licence arrangements (the “Lease and Licence Arrangements”) with members of the HWL Group, as landlords or licensors, in respect of building spaces and other premises for use by members of the Group as offices or for other business purposes. The Lease and Licence Arrangements constituted continuing connected transactions for the Company under the Listing Rules.

(3)	Under an agreement dated 23 May 1998 with A. S. Watson Group (HK) Limited (“ASW”, an indirect wholly owned subsidiary of HWL) and another agreement dated 21 June 2004 with Watson’s The Chemist Limited, a subsidiary of ASW, both as supplemented and/or amended from time to time (collectively the “Retail Services Agreements”), Hutchison Telecommunications (Hong Kong) Limited (“HTHK”, an indirect wholly owned subsidiary of the Company) sold, at the Fortress and Watson retail outlets operated by ASW in Hong Kong 2G and 3G handsets and/or telecommunications services in consideration of which HTHK paid commissions to ASW. The Retail Services Agreements constituted continuing connected transactions for the Company under the Listing Rules.

Hutchison Telecommunications International Limited Annual Report 2006	53

Directors’ Report

(4)	Under an agreement (“3G Dealership Services Agreement”) dated 27 May 2004 between ASW and Hutchison 3G Services (HK) Limited (“H3GSHK”, an indirect non wholly owned subsidiary of the Company), ASW was appointed as non-exclusive dealer for H3GSHK for sale at retail outlets operated by Fortress in Hong Kong of 3G handsets and/or telecommunications services provided by H3GSHK, under which ASW received commission from H3GSHK. The 3G Dealership Services Agreement constituted a continuing connected transaction for the Company under the Listing Rules.

(5)	Pursuant to an agreement dated 24 September 2004 between the Company and Hutchison International Limited (“HIL”, the then intermediate holding company of the Company and is a wholly owned subsidiary of HWL), members of the Group shared with the HWL Group services including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the HWL Group’s pension, medical and insurance plans, participation in the HWL Group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities services as well as operation advisory and support services in consideration of which the Group paid a fee to the HWL Group for the provision of such services (the “Shared Services Arrangements”).

Pursuant to an agreement dated 30 November 2006 between the Company and HIL, the members of the Group shared with HWL Group IT services (in relation to finance and human resources systems) for an initial period of one year commencing from 1 January 2006, with automatic one-year renewals on the anniversary of the commencement date for three successive periods (the “IT Services Agreement”). The IT Services Agreement supersedes the Shared Services Arrangements insofar it relates to the provision of the shared use of the accounting software system and related services.

The Shared Services Arrangements and IT Services Agreement constituted continuing connected transactions for the Company under the Listing Rules.

(6)	Members of the Kotak Mahindra Group have provided investment banking and advisory services (the “Kotak Advisory Services”) to members of the Group in respect of the Group’s investments in India, pursuant to engagement letters executed between relevant members of the Kotak Mahindra Group and relevant members of the Group as and when the advisory services were required in return for customary fees and commissions. Members of the Kotak Mahindra Group were connected persons of the Company by virtue of having been substantial shareholders of JayKay Finholding (India) Private Limited, an indirect non wholly owned subsidiary of the Company and other Indian subsidiaries of the Company. The provision of Kotak Advisory Services constituted a continuing connected transaction for the Company under the Listing Rules. Members of the Kotak Mahindra Group have ceased to be connected persons of the Company since 1 March 2006.

(7)	On 14 August 1996, a marketing agreement (the “Thai Marketing Agreement”) was entered into between Hutchison CAT Wireless MultiMedia Limited (“Hutchison CAT”, a company consolidated into the Group’s financial statements as subsidiary) and CAT Telecom Public Company Limited (“CAT Telecom”) under which Hutchison CAT provided exclusive marketing services for CAT Telecom in 25 provinces located in central Thailand, whereby Hutchison CAT was responsible for marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sales services and other supplementary services relating to such sales and marketing activities. Hutchison CAT marketed CAT Telecom’s CDMA2000 1X network services under the Hutch brand name and received a percentage of the access fees, monthly services fees and sign-on fees paid by the subscribers. Hutchison CAT was also liable to pay to CAT Telecom certain network operating expenses. The Thai Marketing Agreement constituted a continuing connected transaction for the Company under the Listing Rules.

54	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

(8)	The Group has had the following funding arrangements in Thailand (the “Thai Financial Assistance”) with respect to the Company’s connected persons:

a.	Pursuant to the shareholders’ agreement dated 16 October 2000 between Hutchison Telecommunications Investment Limited, an indirect wholly owned subsidiary of the Company, GMRP (Thailand) Limited (“GMRP”), and three other Thai minority shareholders with respect to Hutchison Wireless MultiMedia Holdings Limited (“Hutchison Wireless”), the Group advanced to GMRP an interest-free loan of THB4,350,000 for GMRP to acquire its initial equity interest in Hutchison Wireless, secured by pledges to the Group of its shares in Hutchison Wireless. The loan had no fixed repayment date but was repayable upon the transfer of the shares in Hutchison Wireless held by GMRP to the Group, if the option arrangements were ever exercised. The Group had agreed to make interest-free advances to GMRP to enable the latter to maintain an aggregate 41% interest in Hutchison Wireless, should additional shares be issued by Hutchison Wireless.

b.	Pursuant to the shareholders’ agreement dated 16 October 2000 between Light Power Telecommunications Limited (“Light Power”, an indirect wholly owned subsidiary of the Company) and DPBB (Thailand) Limited (“DPBB”) with respect to PKNS (Thailand) Limited (“PKNS”), the Group advanced to DPBB an interest-free loan of THB127,500 for DPBB to acquire its 51% interest in PKNS, secured by pledges to the Group of its shares in PKNS. The loan had no fixed repayment date but was repayable upon the transfer of the shares in PKNS held by DPBB to Light Power, if the option arrangements were ever exercised. The Group had agreed to make interest-free advances to DPBB to enable the latter to meet any future equity contribution obligations for the purpose of maintaining its 51% shareholding in PKNS.

The provision of the Thai Financial Assistance by the Group constituted a continuing connected transaction for the Company under the Listing Rules.

(9)	On 16 June 2005, in order to achieve greater efficiency in communications between the offices of the Group, which were then situated in different locations in Hong Kong, and allow more room for expansion, the Company consolidated and relocated most of such offices to the premises currently known as Hutchison Telecom Tower, located at 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong (“Hutchison Telecom Tower”) by entering into a tenancy agreement (together the”Tsing Yi Tenancy Agreements”) of three year term (“Term”) commencing from 1 May 2005 (subject to any request from the tenant for options to renew the tenancy for two successive periods of three years each on terms to be agreed) between Hongkong International Terminals Limited (“HIT”, an indirect non wholly owned subsidiary of HWL) as landlord and each of (1) Hutchison Telecommunications International (HK) Limited (“HTIHK”, an indirect wholly owned subsidiary of the Company) as tenant for the lease of the whole of the 20th Floor and portion of the 18th Floor of the Hutchison Telecom Tower (the “HTIHK Premises”), with a gross floor area of approximately 20,000 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$5.5 per sq.ft. and (ii) management fee in the range of HK$1.8 to HK$2.3 per sq.ft. of gross floor area per month during the Term; (2) HTHK as tenant for the lease of the 7th, 11th, 12th and 15th Floors, and portions of the 5th, 8th, 16th, 18th and 19th Floors of Hutchison Telecom Tower (the “HTHK Premises”) with a gross floor area of approximately 152,931 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$6.9 per sq.ft. for 11th and 12th Floors and HK$5.5 per sq.ft. for the other areas of the HTHK Premises and (ii) management fee in the range of HK$1.8 to HK$2.3 per sq.ft. of gross floor area per month during the Term; and (3) Hutchison Global Communications Limited (“HGC”, a wholly owned subsidiary of HGCH, a then indirect non wholly owned subsidiary of the Company) as tenant for the lease of the whole of the 9th, 10th and 17th floors and portions of the 5th, 6th, 8th, 16th, 18th and 19th floors of Hutchison Telecom Tower (the “HGC Premises”) with a gross floor area of approximately 130,000 sq.ft. at (i) rental (excluding Government rent, rates and service charges) of HK$5.5 per sq.ft. and (ii) management fee in the range of HK$1.8 to HK$2.3 per sq.ft. of gross floor area per month during the Term.

HIT is a connected person of the Company by virtue of it being an associate of a substantial shareholder of the Company. The tenancy of each of the HTIHK Premises, the HTHK Premises and the HGC Premises constituted a continuing connected transaction for the Company under the Listing Rules.

Hutchison Telecommunications International Limited Annual Report 2006	55

Directors’ Report

Grant of Waiver

On 30 September 2004, the Stock Exchange granted to the Company a conditional waiver (the “Waiver”) from strict compliance with the disclosure and/or independent shareholders’ approval requirements as stipulated in Chapter 14A of the Listing Rules in connection with the continuing connected transactions set out in (1) to (8) above on the basis of the facts and circumstances described in the Company’s submission dated 2 September 2004 (as supplemented and consolidated in a subsequent submission dated 18 September 2004) and the Prospectus.

Annual Review Requirements

The aggregate annual rental payable under the continuing connected transactions set out in (9) above represents less than 2.5% of the applicable percentage ratios and are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement of Chapter 14A of the Listing rules. Based on the rent and the maximum management fees mentioned above, the annual caps, excluding Government rent, rates and service charges, for each of the financial years ending 31 December 2006 and 2007, and four months ending 30 April 2008 were set at (i) HK$1.8 million, HK$1.848 million and HK$0.624 million respectively for the HTIHK Premises; (ii) HK$14.693 million, HK$15.06 million and HK$5.081 million respectively for the HTHK Premises; and (iii) HK$11.70 million, HK$12.012 million and HK$4.056 million respectively for the HGC Premises.

The single highest amount or aggregate amounts, as applicable, attributable to each category of the continuing connected transactions for the year ended 31 December 2006 (the “2006 Continuing Connected Transactions”) were as follows:

2006 Continuing Connected Transactions	Single highest amount or aggregate amount, as applicable, for the year ended 31 December 2006 HK$ millions
(1) Cost Sharing Agreements (single highest amount)	7.00

(2) Lease and Licence Arrangements (single highest amount)	3.64

(3) (a) Retail Services Agreements	(a) 0.90
(b) 3G Dealership Services Agreement	(b) 20.30

(4) Shared Services Arrangements	28.80 (Note 1)

(5) Kotak Advisory Services	15.60 (Note 2 (US$2 million	) )
(6) Thai Marketing Agreement:
(a) revenue to the Group	(a) 991.69
(b) network operating expenses to CAT Telecom	(b) 14.75

(7) Thai Financial Assistance to:
(a) GMRP	(a) 0.94
(b) DPBB	(b) 0.03

(8) Tsing Yi Tenancy Agreements	27.82

Notes:

(1)	The above aggregate amount is inclusive of the service charges arising from the shared use of the HWL Group IT services.
(2)	The services charges were incurred before 1 March 2006 and were the entire amount charged during the year ended 31 December 2006.

56	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

All the Independent Non-executive Directors of the Company have reviewed the 2006 Continuing Connected Transactions, and confirmed that:

(1)	the 2006 Continuing Connected Transactions had been entered into (i) in the ordinary and usual course of the Group’s business; (ii) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and (iii) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and

(2)	the single highest amount paid by the relevant member of the Group in respect of, or aggregate amount of, each type of the 2006 Continuing Connected Transactions for the year ended 31 December 2006, as applicable, did not exceed the cap amounts as stated in the Prospectus and referred to in the Waiver or in the previous announcement (as applicable).

Based on the work performed, the Company’s auditor has confirmed in a letter to the Board of Directors of the Company to the effect that the 2006 Continuing Connected Transactions:

(1)	have been approved by the Board of Directors of the Company;

(2)	were in accordance with the pricing policies of the Group if such transactions involved provision of goods and services by the Group;

(3)	were entered into in accordance with the terms of the relevant agreements governing such transactions; and

(4)	did not exceed the respective cap amounts as stated in the Company’s Prospectus and referred to in the Waiver or in the previous announcement (as applicable).

Save as disclosed above, the transactions disclosed as related party transactions in note 33 to the accounts are not connected transactions or continuing connected transactions as defined under the Listing Rules or are connected transactions or continuing connected transactions exempt from the reporting requirements under the Listing Rules.

Hutchison Telecommunications International Limited Annual Report 2006	57

Directors’ Report

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2006, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which had been notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and Short Positions in the Shares, Underlying Shares and Debentures of the Company

Long Positions in the Shares/Underlying Shares of the Company

				Number of underlying shares held
Name of Director/ Alternate Director	Capacity	Nature of interests	Number of Shares held	in American Depositary Shares	in share options	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	—	0.0252%

Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	—	0.0054%
Naguib Sawiris (Note 3)	Beneficiary of a trust	Other interest	917,759,172 (Note 4)	—	—	19.26%
Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	—	13,500,000 (Note 6)	0.2854%
Tim Lincoln Pennington	Beneficial owner	Personal interest	—	—	5,000,000 (Note 6)	0.1049%
John W Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 5)	—	0.0022%

Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	—	0.0052%
Chan Ting Yu	Beneficial owner	Personal interest	100,000	—	5,000,000 (Note 6)	0.1070%
Woo Chiu Man, Cliff	Beneficial owner	Personal interest	—	—	3,500,000 (Note 6)	0.0734%

Notes:

1.	Such shares were held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.
2.	17,000 American Depositary Shares (each representing 15 ordinary shares) were held by Mr Frank John Sixt.
3.	Mr Naguib Sawiris resigned as Director of the Company on 28 February 2007.
4.	Such Shares were held by a wholly owned subsidiary of Orascom Telecom Holding S.A.E. (“OTH”) which is an indirect non wholly owned subsidiary of February Private Trust Company Limited (“FPT”), which in turn is the trustee of a discretionary trust (“DT”) whose founder is Mr Nassef Onsi Naguib Sawiris. Mr Naguib Sawiris, his spouse and children are beneficiaries of the DT. Please also see Note 11 on page 61.
5.	7,000 American Depositary Shares (each representing 15 ordinary shares) were held jointly by Mr John W Stanton and his spouse.
6.	Such interests are directors’ interests in underlying shares in respect of the share options granted under the share option scheme of the Company, the details of which are set out in the section entitled “Share Option Scheme of the Company” on page 63.

58	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

(II)	Interests and Short Positions in the Shares, Underlying Shares and Debentures of the Associated Corporations of the Company

Long Positions in the Shares of the Associated Corporation of the Company

As at 31 December 2006, Mr Fok Kin-ning, Canning held corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.146% of the then issued share capital, in Partner Communications Company Ltd. through a company which is equally controlled by Mr Fok and his spouse.

Save as disclosed above, as at 31 December 2006, none of the Directors and chief executive of the Company and their respective associates had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

Interests and Short Positions of Shareholders Discloseable under the SFO

So far as is known to any Directors or chief executive of the Company, as at 31 December 2006, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange:

(I)	Interests and Short Positions of Substantial Shareholders in the Shares and Underlying Shares of the Company

Long Positions in the Shares of the Company

Name	Capacity	Number of Shares held		Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i) Beneficialowner	2,178,903,076 (Note 1	) ))

	(ii) Interest of a controlled corporation	187,966,653 (Note 1	) ))	49.66%

Hutchison Telecommunications Limited (“HTL”)	Interest of controlled corporations	2,366,869,729 (Note 1)		49.66%

Hutchison International Limited (“HIL”)	Interest of controlled corporations	2,366,869,729 (Note 1)		49.66%

HWL	Interest of controlled corporations	2,366,869,729 (Note 1)		49.66%

Hutchison Telecommunications International Limited Annual Report 2006	59

Directors’ Report

Long Positions in the Shares of the Company

Name	Capacity	Number of Shares held		Approximate % of shareholding
Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,418,962,316 (Note 2)		50.75%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,418,962,316 (Note 3)		50.75%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,418,962,316 (Note 4)		50.75%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,418,962,316 (Note 4)		50.75%

Li Ka-shing (“Mr Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,419,115,596 (Note 5	) ))

	(ii) Interest of controlled corporations	27,513,355 (Note 6	) ))	51.34%

Orascom Telecom Eurasia Limited (“OTE”)	Beneficial owner	917,759,172 (Note 7)		19.26%

OTH	Interest of a controlled corporation	917,759,172 (Note 7)		19.26%

Weather Capital Sarl (“WCS”)	Interest of controlled corporations	917,759,172 (Note 7)		19.26%

Weather Investments S.p.A. (“WIS”)	Interest of controlled corporations	917,759,172 (Note 7)		19.26%

Weather Investments II Sarl (“WI II”)	Interest of controlled corporations	917,759,172 (Note 7)		19.26%

April Holding (“AH”)	Interest of controlled corporations	917,759,172 (Note 7)		19.26%

FPT	Interest of controlled corporations and trustee	917,759,172 (Note 8)		19.26%

Nassef Onsi Naguib Sawiris	Founder of a discretionary trust	917,759,172 (Note 9)		19.26%

60	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

(II)	Interests and Short Positions of Other Person in the Shares and Underlying Shares of the Company

Long Positions in the Shares of the Company

Name	Capacity	Number of Shares held	Approximate % of shareholding
JPMorgan Chase & Co. (“JCC”)	(i) Beneficial owner	1,229,053)
	(ii) Investment manager	159,861,000)
	(iii) Approved lending agent	124,317,800)
		(Note 10))	5.99%

Notes:

1.	HTIHL is a direct wholly owned subsidiary of HTL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL and HTL are deemed to be interested in the 2,178,903,076 Shares and 187,966,653 Shares held respectively by HTIHL and a wholly owned subsidiary of HTIHL. Please also see Note 11 below.

2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through certain wholly owned subsidiary companies of CKH. Please also see Note 11 below.

3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.

4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.

5.	Mr Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.

6.	Such shares are held by companies of which Mr Li is interested in the entire issued share capital.

7.	OTE is a direct wholly owned subsidiary of OTH, which in turn is a non wholly owned subsidiary of WCS, which in turn is a wholly owned subsidiary of WIS, which in turn is a non wholly owned subsidiary of WI II, which in turn is a non wholly owned subsidiary of AH. Please also see Note 11 below.

8.	AH is a wholly owned subsidiary of FPT. By virtue of the SFO, FPT, as trustee of a discretionary trust (“DT”), is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which OTE is taken to be interested as a substantial shareholder of the Company under the SFO. Please also see Note 11 below.

9.	Mr Nassef Onsi Naguib Sawiris is the founder of the DT and is taken to have a duty of disclosure in relation to the Shares under the SFO. He is also deemed to be interested in the Shares in which the DT is taken to have a duty of disclosure under the SFO. Please also see Note 11 below.

10.	Certain subsidiary companies of JCC and JCC together hold 5% or more of the issued share capital of the Company. By virtue of the SFO, JCC is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company.

11.	According to the disclosures made to the Company pursuant to and solely for the purposes of the SFO, each of Mr Li, CKH, TUT1, TDT1, TDT2, HTIHL, HTL, HIL and HWL appeared to be taken as being interested in the 917,759,172 Shares beneficially owned by OTE and controlled exclusively by OTE and OTH, and each of Mr Naguib Sawiris, OTH, OTE, WCS, WI II, FPT and Mr Nassef Onsi Naguib Sawiris appeared to be taken as being interested in the 2,366,869,729 Shares beneficially owned by HTIHL (and its controlled corporation) and controlled exclusively by HWL, HIL, HTL and HTIHL, all as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, HTIHL, OTH and OTE being parties to a shareholders’ agreement dated 21 December 2005 that imposes obligations or restrictions on any party with respect to their use, retention or disposal of their Shares even though no Shares have been acquired in pursuance of that agreement.

Save as disclosed above, as at 31 December 2006, there was no other person (other than the Directors and chief executive of the Company) who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

Hutchison Telecommunications International Limited Annual Report 2006	61

Directors’ Report

Directors’ Interests in Competing Business

During the year, the following Directors and their respective associates had interests in the following business (apart from the Company’s businesses) conducted through the companies named below, their subsidiaries, associated companies or other investment forms which are considered to compete or be likely to compete, either directly or indirectly, with the principal businesses of the Company required to be disclosed pursuant to Listing Rule 8.10:

Name of Director/ Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business
Naguib Sawiris *	Orascom Telecom Holding S.A.E.	Mobile network operator in the Middle East, Africa and South Asia	Indirect Shareholder and Director (Chairman & CEO)

	Orascom Telecom Algeria S.p.A.	Provision of mobile telecommunications services in Algeria	Director (Chairman)

	Pakistan Mobile Communications Limited	Provision of mobile telecommunications services in Pakistan	Director (Chairman)

	Egyptian Company for Mobile Services S.A.E.	Provision of mobile telecommunications services in Egypt	Director (Chairman)

	Sheba Telecom (Pvt) Limited	Provision of mobile telecommunications services in Bangladesh	Director

	Orascom Telecom Iraq Corp.	Provision of mobile telecommunications services in Iraq	Director

	Consortium Algerian de Telecommunication S.p.A.	Provision of fixed-line telecommunications services in Algeria	Director

	Wind Telecommunicazioni S.p.A.	Provision of mobile and fixed-line telecommunications services in Italy	Indirect Shareholder and Director (Chairman)

Aldo Mareuse	Orascom Telecom Algeria “Djezzy”	GSM operation in Algeria	Non-executive Director

	Orascom Telecom Tunisia “Tunisiana”	GSM operation in Tunisia	Non-executive Director

	Pakistan Mobile Communications Ltd. “Mobilink”	GSM operation in Pakistan	Non-executive Director

	Wind Telecommunicazioni S.p.A.	GSM operation in Italy	Non-executive Director

	Egyptian Company Mobile Services	GSM operation in Egypt	Non-executive Director

Ragy Soliman	Orascom Telecom Algeria S.p.A.	Provision of mobile telecommunications services in Algeria	Director

	Pakistan Mobile Communications Limited	Provision of mobile telecommunications services in Pakistan	Director

	Sheba Telecom (Pvt) Limited	Provision of mobile telecommunications services in Bangladesh	Director

	Orascom Telecom Tunisia	Provision of mobile telecommunications services in Tunisia	Director

	Wind Telecommunicazioni S.p.A.	Provision of mobile telecommunications services in Italy	Director

	Weather Investments S.p.A.	Holding company of certain telecom assets	Director

*	Mr Naguib Sawiris resigned as Director of the Company on 28 February 2007.

62	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

As the Board is independent of the boards of the above entities, the Group has therefore been capable of carrying on its businesses independently of, and at arm’s length from, the above businesses.

During the year, Messrs Fok Kin-ning, Canning and Frank John Sixt, both being Non-executive Directors, and Mrs Chow Woo Mo Fong, Susan, being an Alternate Director, were executive directors of HWL and certain of HWL’s subsidiaries which were engaged in telecommunications businesses. Mr Dennis Pok Man Lui was also a non-executive director of a subsidiary of HWL in Argentina.

The non-competition agreement entered into by the Company and HWL on 24 September 2004 maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HWL group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group comprised all the remaining countries of the world. There is no single country in which both groups have competing operations.

Save as disclosed above, none of the Directors and their respective associates has an interest in any business which competes or is likely to compete, either directly or indirectly, with the principal businesses of the Company.

Share Options and Directors’ Rights to Acquire Shares

The Group operates certain option schemes, details of which are as follows:

(I)	Share Option Scheme of the Company

The Company’s share option plan (the “Share Option Scheme”), conditionally approved and adopted by a resolution of the then sole shareholder of the Company passed on 17 September 2004, was approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005. It was subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively.

The Share Option Scheme has a term of 10 years commencing on the date on which the Share Option Scheme becomes unconditional and its purpose is to enable the Group to grant options to selected participants as incentives or rewards for their contribution to the Group, including but not limited to:

■	any employee or consultant in the areas of finance, business or personnel administration or information technology (whether full-time or part-time, including any Executive Director but excluding any Non-executive Director) of the Company, any of its subsidiary companies or any entity in which any member of the Group holds any equity interest, which is also referred to as an invested entity;

■	any Non-executive Directors (including Independent Non-executive Directors) of the Company, any of the Company’s subsidiary companies or any invested entity;

■	any supplier of goods or services to any member of the Group or any invested entity;

■	any customer of any member of the Group or any invested entity;

■	any person or entity that provides research, development or other technological support to any member of the Group or any invested entity;

■	any shareholders or security holders of any member of the Group or any invested entity;

■	any other group or classes of participants contributing by way of joint venture, business alliance or other business arrangement to the development and growth of the Group; and

■	any company wholly owned by any one or more persons belonging to any of the above classes of participants.

Hutchison Telecommunications International Limited Annual Report 2006	63

Directors’ Report

The grant of any options by the Company for the subscription of ordinary shares or other securities of the Company to any person who falls within any of the above classes of participants shall not, by itself, unless the Directors otherwise determine, be construed as a grant of options under the Share Option Scheme. The eligibility of any of the foregoing classes of participants to receive a grant of any options shall be determined by the Directors from time to time on the basis of their contribution to the development and growth of the Group.

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under this Share Option Scheme and any other share option plan must not in the aggregate exceed 30% of the Company’s ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of this Share Option Scheme and any other share option plan of the Group) to be granted under this Share Option Scheme and any other share option plan of the Company must not in the aggregate exceed 10% of the relevant class of securities of the Company in issue, being 450,000,000 ordinary shares, as at 15 October 2004, the date on which the shares of the Company were first listed and upon refreshing this general plan limit, the total number of shares which may be allotted and issued upon exercise of all options to be granted under this Share Option Scheme and any other plan of the Company must not exceed 10% of the relevant class of securities of the Company in issue as at the date of approval of the limit by its shareholders in general meeting. The Company may seek separate approval of shareholders in a general meeting to grant options beyond these limits.

The total number of ordinary shares of the Company issued and which may fall to be issued upon exercise of the options (including both exercised or outstanding options) to each participant in any 12-month period shall not exceed 1% of the Company’s issued share capital for the time being. Any grant of options in excess of 1% in any such 12-month period must be approved by shareholders in a general meeting with such participant and his associates abstaining from voting. The number and terms (including the exercise price) of the options to be granted (and options previously granted to such participant) must be fixed before the approval of the shareholders and the date of the board meeting proposing such further grant will be the date of grant for the purpose of calculating the exercise price if such grant is approved.

Any grant of options under the Share Option Scheme to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the Independent Non-executive Directors (excluding any Independent Non-executive Director who is also the grantee of the options). Approval of shareholders of the Company in a general meeting is required if any grant of options to a substantial shareholder, an Independent Non-executive Director or any of their respective associates could result in the ordinary shares issued and to be issued upon the exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant: (1) representing in the aggregate over 0.1% of the ordinary shares in issue; and (2) having an aggregate value, based on the closing price of the ordinary shares at the date of each grant, in excess of HK$5 million. Any such meeting must be in accordance with the Listing Rules. Any change in the terms of options granted to a substantial shareholder, an Independent Non-executive Director or any of their respective associates must also be approved by shareholders in a general meeting.

An option may be accepted by a participant within 21 days from the date of the offer of grant of the option. The subscription price for ordinary shares under the Share Option Scheme shall be a price determined by the Directors but shall not be less than the highest of: (1) the closing price of ordinary shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares on the date of the offer of grant which must be a business day; (2) the average closing price of ordinary shares as stated in the Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares for the five trading days immediately preceding the date of the offer of grant which must be a business day; and (3) the nominal value of the ordinary shares. A nominal consideration of HK$1 is payable on acceptance of the grant of an option.

64	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

Details of the movement of share options under the Share Option Scheme during the year are as follows:

Name or category of participants	Date of grant of share options (1)	Number of shares options held at 1 January 2006	Granted during 2006	Exercised during 2006	Expired/ cancelled during 2006	Number of share options held at 31 December 2006	Exercise period of share options	Exercise price of share options(2) HK$	Price of share of the Company At the grant date of share options(3) HK$	At the exercise date of share options(4) HK$
Directors/ Alternate Directors
Dennis Pok Man Lui	8.8.2005	13,500,000	—	—	—	13,500,000	8.8.2006 to 7.8.2015	8.70	8.60	N/A
Tim Lincoln Pennington	8.8.2005	5,000,000	—	—	—	5,000,000	8.8.2006 to 7.8.2015	8.70	8.60	N/A
Chan Ting Yu	8.8.2005	5,000,000	—	—	—	5,000,000	8.8.2006 to 7.8.2015	8.70	8.60	N/A
Woo Chiu Man, Cliff	8.8.2005	3,500,000	—	—	—	3,500,000	8.8.2006 to 7.8.2015	8.70	8.60	N/A
Nardi, Kar Wai Agnes (resigned on 31.8.2006)	8.8.2005	4,000,000	—	(1,333,333)	(2,666,667)	—	8.8.2006 to 7.8.2015	8.70	8.60	13.82

		31,000,000	—	(1,333,333)	(2,666,667)	27,000,000

Other Employees in aggregate	8.8.2005	45,300,000	—	(12,093,000)	(9,750,000)	23,457,000	8.8.2006 to 7.8.2015	8.70	8.60	16.82

Total		76,300,000	—	(13,426,333)	(12,416,667)	50,457,000

Notes:

(1)	The share options will be vested according to a schedule, namely, as to as close 1/3 of the shares of the Company which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as delineated in the Share Option Scheme) on such vesting date.
(2)	The exercise price of the share options is subject to adjustment, in accordance with the provisions of the Share Option Scheme, in the event of an alteration in the capital structure of the Company.
(3)	The price of the shares disclosed as at the date of grant of share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options.
(4)	The price of the ordinary shares of the Company as at the date of exercise of share options was the weighted average closing price of the shares immediately before the dates on which the options were exercised.

Hutchison Telecommunications International Limited Annual Report 2006	65

Directors’ Report

The options are exercisable for a period of nine years commencing on the first anniversary after the date on which the option was offered, provided that no options may be exercised after 7 August 2015.

As at the date of this report, the Company had 50,340,333 share options outstanding under the Share Option Scheme, which represented approximately 1.06% of the shares of the Company in issue as at that date.

(II)	Share Option Scheme of Subsidiary Companies

HGCH, the Company’s subsidiary and HGCH’s subsidiaries, operates certain option schemes, details of which are as follows:

(A)	2002 Option Scheme of HGCH

The 2002 Option Scheme of HGCH (“2002 Option Scheme”) was adopted on 2 April 2002. As a result of the privatisation of HGCH by way of a scheme of arrangement in July 2005, all outstanding share options granted under the 2002 Option Scheme lapsed on 16 July 2005. No further options under the 2002 Option Scheme have been granted and there were no outstanding options during the year ended 31 December 2006. The operation of the 2002 Option Scheme was terminated by resolutions in general meeting of HGCH on 31 December 2006.

(B)	Share Option Schemes of Subsidiary Companies of HGCH

HGCH on 21 May 2001 approved the adoption by certain subsidiary companies (the “Subsidiaries’”) of their respective share option schemes (collectively the “Subsidiaries’ Schemes”). On 31 July 2006, the Subsidiaries have ceased to be subsidiary companies of HGCH as a consequence of the sale of Vanda IT Solutions & Systems Management Limited by HGCH to Hutchison E-Commerce International Limited, an indirect wholly owned subsidiary of HWL.

No options have been granted under the Subsidiaries Schemes during the period when the Subsidiaries were subsidiary companies of HGCH. During the period ended 31 July 2006, there were no outstanding options under the Subsidiaries’ Schemes.

66	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

(III)	Employee Stock Option Plans of Partner Communications Company Ltd.

2004 Share Option Plan

The 2004 Share Option Plan (as amended on 1 March 2006) (the “2004 Plan”) was approved by the board of directors of Partner Communications Company Ltd. (“Partner”) in July 2004 and further approved for adoption by shareholders of the Company at the annual general meeting held on 16 May 2006. The 2004 Plan will remain in force for 10 years from its adoption in July 2004.

The purpose of the 2004 Plan is to promote the interests of Partner and its shareholders by providing employees, officers and advisors of Partner with appropriate incentives and rewards to encourage them to enter into and continue in the employment of or service to Partner and to acquire a proprietary interest in the long-term success of Partner.

A total number of 5,775,000 ordinary shares of Partner (the “Partner Shares”), representing 3.70% of the total issued share capital of Partner as at the date of this report may be issued under the 2004 Plan. The maximum number of options which may be issued and allotted to each participant under the 2004 Plan shall not exceed 1,834,615 Partner Shares, representing approximately 1.17% of the total number of shares in issue at the date of this report.

An option shall become cumulatively vested as to one-fourth (25%) of the shares covered thereby on each of the first, second, third and fourth anniversaries of the date of the relevant grant, unless otherwise set by the compensation committee of Partner (the “Partner Compensation Committee”) being appointed by Partner’s board of directors to administer the 2004 Plan, in the relevant grant instrument. The exercise period during which an option may be exercised will be determined by the Partner Compensation Committee and will not exceed ten years from the date of grant of options. No payment is required to be made by the grantee on application or acceptance of an option.

The Partner Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined taking into consideration the fair market value of a Partner Share at the time of grant. Such fair market value on any date will be equal to the average of the closing sale price of the Partner Shares during the preceding thirty trading days, as such closing sale price is published by the national securities exchange in Israel on which the Partner Shares are traded, or if there is no sale of Partner Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date, or if Partner Shares are not listed on a securities exchange in Israel or the over the counter market, the fair market value on such date as determined in good faith by the Partner Compensation Committee.

1998 Employee Stock Option Plan, 2000 Employee Stock Option Plan and 2003 Amended Plan

The 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) were adopted by Partner in 1998 and 2000 respectively. Until November 2003, Partner granted options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform with the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partners prior to Partner becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of options will be made under the said three plans without the board of directors of Partner approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company.

Hutchison Telecommunications International Limited Annual Report 2006	67

Directors’ Report

Details of the movement of share options under the four employee stock option plans of Partner during the year are as follows:

Name or category of participants	Date of grant of share options(1)	Number of shares options held at 1 January 2006	Granted during 2006	Exercised during 2006	Expired/ cancelled during 2006	Number of share options held at 31 December 2006(1)	Exercise period of share options(2)	Exercise price of share options US$/NIS	Price of share of Partner At the grant date of share options(3) NIS	At the exercise date of share options(4) NIS
Employees in aggregate
1998 Plan	5.11.1998 to 22.12.2002	432,474	—	(410,580)	(1)	21,893	5.11.1999 to 15.12.2011	US$0.343 and NIS 20.45	0.01	39.74
2000 Plan	3.11.2000 to 30.12.2003	1,583,581	—	(995,975)	12,500 (5)	600,106	3.11.2000 to 30.12.2012	NIS 17.25 to NIS 27.35	17.25 to 27.35	41.91
2003 Amended Plan	30.12.2003	195,000	—	(132,500)	—	62,500	30.12.2003 to 30.12.2012	NIS 20.45	34.12	38.72
2004 Plan	29.11.2004 to 12.9.2006	4,855,750	596,000	(448,875)	(614,500)	4,388,375	29.11.2004 to 12.9.2016	NIS 26.74 to NIS 34.63	31.45 to 40.74	41.98

Total		7,066,805	596,000	(1,987,930)	(602,001)	5,072,874

Notes:

(1)	The number of share options disclosed is the aggregate figure of share options held at 31 December 2006 under each of the four employee stock option plans. The share options were granted on various date(s) during the corresponding period(s) and in respect of the 2003 Amended Plan, on the date of grant as disclosed.
(2)	Subject to the terms of individual stock option plans, vesting schedules are in general: 25% of the options become vested on each of the first, second, third and fourth anniversary of the date of employment of the grantee or date of grant, under otherwise specified by the Employee Stock Option Committee.
(3)	The price of ordinary share of Partner disclosed as at the date of grant of share option was the average closing price as recorded by the Tel Aviv Stock Exchange 30 days prior to the date of grant.
(4)	The price of the ordinary shares of Partner disclosed as at the date of exercise of share options was the weighted average closing price of the shares immediately before the dates on which the options were exercised.
(5)	Among others, the 12,500 share options represent the difference between 15,000 share options and 2,500 share options as disclosed in a. and b. below:
a.	Exercise period of 15,000 share options, which originally expired on 31 October 2005 and were disclosed as expired share options in the annual report issued by the Company for the year ended 31 December 2005, was approved for extension to 31 March 2006 by Partner at the meeting of its Compensation Committee held on 6 February 2006. These 15,000 share options were subsequently exercised by 31 March 2006.
b.	2,500 share options were expired during the year ended 31 December 2006.

The fair value of options granted, determined using the Black-Scholes valuation model, was NIS 10.82 per Partner Share. The significant inputs into the model were share price of NIS 38.73 at the date of grant, exercise price of NIS 33.18 per Partner Share, standard deviation of expected share price returns of 39%, expected life of options of five years, expected dividend paid out rate of 6.14% and annual risk-free interest rate of 5.5%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over five year immediately preceding the grant date. Changes in such subjective input assumptions could affect the fair value estimate.

As at the date of this report, Partner had 3,313,375 share options outstanding under the 2004 Plan, 3,386 share options outstanding under the 1998 Plan, 99,750 share options outstanding under the 2003 Amended Plan and 230,500 share options outstanding under the 2000 Plan, which aggregately represented approximately 2.34% of the shares of Partner in issue as at that date.

68	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

(IV)	HutchEssar Employees Stock Option Plan 2005 of Hutchison Essar Limited

The HutchEssar Employees Stock Option Plan 2005 (“HutchEssar Option Plan”) of Hutchison Essar was approved for adoption by the shareholders of Hutchison Essar on 21 December 2005 and subsequently by the shareholders of the Company at the annual general meeting held on 15 May 2006. The HutchEssar Option Plan will remain in force for a period of 10 years from its effective date of 1 July 2005.

The purpose of the HutchEssar Option Plan is to enable Hutchison Essar to grant options to eligible participants, who are Employees invited to take up options as per the recommendations of the compensation committee duly appointed by the board of Hutchison Essar to administer the HutchEssar Option Plan (“Compensation Committee”), as reward for their past services for significant growth of Hutchison Essar and its subsidiaries, to incentivise and retain employees in an increasingly competitive environment, to align key employees’ interests with shareholders’ interests and to attract new employees. Employees are defined to mean a permanent employee who is on the payroll of Hutchison Essar or any other member of the Group (as defined in the HutchEssar Option Plan), whether located in or outside India and who is subject to the control and direction of Hutchison Essar or any other member of the Group with respect to both, the work to be performed and the manner and method of performance and includes director(s) whether whole-time directors or not.

An employee who is (a) a Promoter or belongs to the Promoter Group, or (b) a Hutchison Essar director, who either by himself or through his relative(s) or through any body corporate, directly or indirectly, holds more than 10% of the total shares of Hutchison Essar in issue, shall not be eligible to participate in the HutchEssar Option Plan. Promoter is defined to mean (i) the persons or persons, who are in overall Control (as defined in the HutchisonEssar Option Plan) of Hutchison Essar; or (ii) the person or persons who are instrumental in the formation of Hutchison Essar or programme pursuant to which the Hutchison Essar shares were offered to the public; or (iii) the person or persons named in any offer document of Hutchison Essar as Promoter(s) provided that a director or officer of Hutchison Essar who is acting as such only in his professional capacity will not be deemed to be a Promoter . Where a Promoter of Hutchison Essar is a body corporate, the Promoters of that body corporate shall also be deemed to be Promoters of Hutchison Essar. Promotor Group means (i) an immediate relative of the Promoter; or (ii) persons whose shareholding is aggregated for the purpose of disclosing “shareholding of the promoter group” in the offer document of Hutchison Essar for its initial public offering.

The face value of the Hutchison Essar shares relevant to the options granted to non-resident employees shall not exceed the limit provided in the Foreign Exchange Management (Transfer or issue of Security by a person resident outside India) Regulations, 2000 issued by the Reserve Bank of India vide notification no FEMA 20/2000-RB dated 3 May 2000, as amended or restated from time to time.

The maximum number of shares that may be issued and allotted under the HutchEssar Option Plan shall be 17,000,000 Hutchison Essar shares, representing approximately 4.11% of the total issued shares of Hutchison Essar as at the date of this report. The maximum number of shares issued and which may fall to be issued upon the exercise of options to each participant under the HutchEssar Option Plan shall not exceed 3,431,005 Hutchison Essar shares, representing approximately 0.83% of the total issued shares as at the date of this report.

No option granted under the HutchEssar Option Plan will vest unless and until Hutchison Essar has completed an initial public offering and listing of its shares on a recognised stock exchange. The HutchEssar Option Plan provides that options granted to employees automatically vest as to 30% on either the expiry of the period of 12 months after the relevant date of offer of options (the “Offer Date”), or on the date on which Hutchison Essar shares are first traded on any recognised stock exchange (the “IPO Date”) or 1 January 2007, whichever is the latest; as to 30% on either the expiry of the period of 24 months after the Offer Date, or at the expiry of the period of 12 months after the IPO Date, whichever is the later; and as to 40% on either the expiry of the period of 36 months after the Offer Date, or at the expiry of 24 months after the IPO Date, whichever is the later. The relevant Indian regulations require a minimum period of 12 months between the grant of options and the vesting of such options. The exercise period in respect of a particular option shall commence from the date of vesting until the date falling 10 years from the offer of the option subject to earlier lapse in accordance with the provision of the HutchEssar Option Plan.

The Compensation Committee has the authority to determine the exercise price in respect of any option. Subject to any rules and/or regulations of any recognised stock exchange from time to time applicable to Hutchison Essar, by reason of their applicability to its shareholders or otherwise and in the case of any options offered during the period commencing six months before Hutchison Essar files any application for initial public offering with the Securities and Exchange Board of India up to the IPO Date, the exercise price for such options shall be adjusted to the IPO Price. If any such options have been offered at an exercise price lower than the IPO Price, such exercise price shall upon the IPO Date be adjusted and increased to the IPO Price.

Hutchison Telecommunications International Limited Annual Report 2006	69

Directors’ Report

Details of the movement of share options under the HutchEssar Option Plan during the year are as follows:

Name or category of participants	Date of grant of share options	Number of share options held at 1 January 2006		Granted during 2006		Exercise during 2006	Expired/ cancelled during 2006	Number of share options held at 31 December 2006	Exercise period of share options(4)	Exercise price of share options INR	Price of share of Hutchison Essar
											At the grant date of share options(4) INR	At the exercise date of share options(4) INR

Employees in aggregate	23.12.2005	4,148,493	(1)	—		—	(342,653)	3,805,840	N/A	247.99	N/A	N/A
	23.12.2005	340,758	(1)	—		—	(91,740)	249,018	N/A	480.91	N/A	N/A
	26.6.2006	—		681,829	(2)	—	(98,970)	582,859	N/A	247.99	N/A	N/A
	26.6.2006	—		176,157	(2)	—	(51,315)	124,842	N/A	480.91	N/A	N/A
	26.6.2006	—		1,146,830	(2)	—	(287,664)	859,166	N/A	641.89	N/A	N/A
	15.11.2006	—		13,948	(3)	—	—	13,948	N/A	247.99	N/A	N/A
	15.11.2006	—		26,104	(3)	—	—	26,104	N/A	641.89	N/A	N/A

Total		4,489,251		2,044,868		—	(872,342)	5,661,777

Notes:

(1)	On 23 December 2005, options were offered to the relevant employees effective from 1 July 2005 under the HutchEssar Option Plan.
(2)	On 26 June 2006, options were offered to the relevant employees effective from 28 April 2006 under the HutchEssar Option Plan.
(3)	On 15 November 2006, options were offered to the relevant employees effective from 15 November 2006 under the HutchEssar Option Plan.
(4)	No option granted under the HutchEssar Option Plan will vest unless and until Hutchison Essar has completed an initial public offering and listing of its shares on a recognised stock exchange.
(5)	Hutchison Essar shares were not listed in any recognised stock exchange at any time during the year ended 31 December 2006.

Although there were options granted under the HutchEssar Option Plan during the year ended 31 December 2006, it is considered not appropriate to value such options as the Hutchison Essar shares are not listed in any stock exchange. In the absence of readily available market value of options under the HutchEssar Option Plan, any valuation of such options would be meaningless and could be misleading to the shareholders. In addition, no compensation cost was recognised with respect to these options during the year ended 31 December 2006 since there is no certainty that these options will vest in the foreseeable future.

As at the date of this report, Hutchison Essar had 5,260,931 options outstanding under the HutchEssar Option Plan, representing approximately 1.27% of Hutchison Essar issued shares as at that date.

Save as disclosed above, at no time during the year was the Company or a subsidiary a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

70	Hutchison Telecommunications International Limited Annual Report 2006

Directors’ Report

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company’s Articles of Association or the laws of Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, Sale or Redemption of Shares

During the year, neither the Company nor any of its subsidiary companies has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the year.

Major Customers and Suppliers

During the year, the respective percentage of purchases attributable to the Group’s five largest suppliers combined and the turnover attributable to the Group’s five largest customers combined was less than 30% of the total value of Group purchases and total Group turnover.

Public Float

As at the date of this report, based on the information publicly available to the Company and within the knowledge of the Directors, over 29% of the issued share capital of the Company was held by the public.

Auditor

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.

By Order of the Board

Edith SHIH

Company Secretary

Hong Kong, 20 March 2007

Hutchison Telecommunications International Limited Annual Report 2006	71

  Corporate Governance Report

The Company is committed to achieving and maintaining the highest standards of corporate governance. The Board considers effective corporate governance essential to protecting shareholders’ interests and enhancing stakeholder value. Accordingly, the Board attributes a high priority to identifying and implementing appropriate corporate governance practices to ensure transparency, accountability and effective internal controls.

The Company is fully compliant with all code provisions of the Code on Corporate Governance Practices in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 December 2006.

Board of Directors

The Board is charged with the responsibility of the leadership and control of the Company. Directors are required to promote the success of the Company and make decisions objectively in the best interests of the Company. The Board’s role is clearly defined as directing and supervising the affairs of the Company, establishing its strategic direction and setting objectives and business development plans.

The roles of the Chairman and the Chief Executive Officer are clearly segregated. The Chairman (non-executive) of the Company is Mr Canning Fok. His role is to manage and provide leadership to the Board. The Chairman ensures that the Company establishes sound corporate governance practices and procedures and encourages Directors to make full and active contribution to the affairs of the Board and contribute to the Board’s functions. The Chairman is also responsible for setting the agenda for each Board meeting, taking into account, where appropriate, matters proposed by the Directors and Company Secretary for inclusion in the agenda. With the support of Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly informed of issues arising at Board meetings and provided with adequate and accurate information in a timely manner.

The Chief Executive Officer of the Company, Mr Dennis Pok Man Lui, is directly responsible for the day-to-day management of the business of the Company and maintaining the operational performance of the Company. With the assistance of the Chief Financial Officer, he ensures that the funding requirements of the business are met and closely monitors the operating and financial results against plans and budgets, taking remedial action when necessary and advising the Board of any significant developments and issues. The Chief Executive Officer also reviews and presents for consideration and approval by the Board the annual business plans and budgets of the operations.

As at 31 December 2006, the Board comprised nine Directors: the Chairman, the Chief Executive Officer, the Chief Financial Officer, three other Non-executive Directors and three Independent Non-executive Directors. Each of the Non-executive Directors (except any Non-executive Director appointed to fill a casual vacancy who, subject to re-election at the ensuing general meeting, shall have an initial term of up to the end of the calendar year in which he/she is appointed), is appointed for a term of 12 months, subject to renewal and re-election as and when required under the Listing Rules and the Articles of Association of the Company. All Directors are subject to retirement from office by rotation and re-election by shareholders at the annual general meeting at least about once every three years.

The Board holds at least four regular meetings a year which are scheduled at the beginning of the year and additional meetings will be held as and when required. Between scheduled meetings, the senior management of the Company provides information on a regular basis to Directors on the activities and development in the businesses of the Group. In addition, the Non-executive Directors (including the Independent Non-executive Directors) meet with the Chairman at least once a year without the presence of the Executive Directors.

With respect to the regular meetings of the Board, Directors receive written notice of the meeting at least 14 days in advance and an agenda and supporting papers no less than 3 days prior to the meeting. With respect to other meetings, Directors are given as much notice as is reasonable and practicable in the circumstances.

72	Hutchison Telecommunications International Limited Annual Report 2006

Corporate Governance Report

The Board held five meetings in 2006 with 100% attendance.

	Name of Director	Attended/Eligible to attend
Chairman	Fok Kin-ning, Canning	5/5
Chief Executive Officer and Executive Director	Dennis Pok Man Lui	5/5
Chief Financial Officer and Executive Director	Tim Lincoln Pennington	5/5
Non-executive Directors	Frank John Sixt	5/5
	Naguib Sawiris*	5/5
	Aldo Mareuse	5/5
Independent Non-executive Directors	Kwan Kai Cheong	5/5
	John W Stanton	5/5
	Kevin Westley	5/5

*	Mr Naguib Sawiris resigned as Director of the Company on 28 February 2007.

In addition, the Chairman held two meetings with Non-executive Directors (including the Independent Non-executive Directors) in 2006 with full attendance as well.

Directors’ Responsibility for the Financial Statements

The following statement, which sets out the responsibility of Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the Independent Auditor’s Report on page 81 which acknowledges the reporting responsibility of the Group’s Auditor.

Annual Report and Accounts

The Directors acknowledge their responsibility for the preparation of the Annual Report and financial statements of the Company to ensure that these financial statements give a true and fair presentation in accordance with Cayman Islands Companies Law and the applicable accounting standards.

Accounting Policies

The Directors consider that in preparing the financial statements, the Group applies appropriate accounting policies that are consistently adopted and makes judgements and estimates that are reasonable and prudent, in accordance with the applicable accounting standards.

Accounting Records

The Directors are responsible for ensuring that the Group keeps accounting records which disclose the financial position of the Group upon which financial statements of the Group could be prepared in accordance with the Group’s accounting policies.

Safeguarding Assets

The Directors are responsible for taking all reasonable and necessary steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities within the Group.

Going Concern

The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

Hutchison Telecommunications International Limited Annual Report 2006	73

Corporate Governance Report

Securities Transactions

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the “Model Code”) which is supplemented by the Securities Trading Policy as the Company’s code of conduct regarding Directors’ securities transactions. The Securities Trading Policy also applies to all personnel of the Company and its subsidiaries and all transactions in the Company’s securities.

All Directors confirmed that they have complied with both the Model Code and the Securities Trading Policy in their securities transactions throughout 2006.

Nomination

The Board selects and recommends candidates for directorship having regard to the balance of skills and experience appropriate for the Company’s business. On 28 February 2007, Mr Michael John O’Connor was appointed to the Board following the resignation of Mr Naguib Sawiris. The extensive experience of Mr O’Connor in strategy formulation and financial modeling in the telecommunications sector adds value to the Board.

Upon appointment to the Board, Directors receive a package of orientation materials on the Group and are provided with a comprehensive induction to the Group’s businesses by senior executives. Continuing education and information are provided to Directors regularly to help ensure that Directors are apprised of the latest changes in the commercial, legal and regulatory environment in which the Group conducts its businesses.

Remuneration Committee

The Company has established a Remuneration Committee comprising three members with expertise in human resources and personnel emoluments. The Committee is chaired by the Chairman, Mr Canning Fok with Messrs Kwan Kai Cheong and Kevin Westley, both Independent Non-executive Directors, as members.

The Remuneration Committee is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating people of the highest calibre and experience needed to develop and implement the Group’s strategy taking into consideration its substantial international operations. It is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors and senior management of the Company and for determining their remuneration packages. The terms of reference of the Remuneration Committee are available on the Company’s website.

The Executive Directors, assisted by the Human Resources Department, are responsible for reviewing all relevant remuneration data and market conditions, in addition to considering the performance of individuals and the profitability of the Group, in order to propose to the Remuneration Committee for consideration and approval, remuneration packages for Directors and senior management. Executive Directors, however, do not participate in the determination of their own remuneration.

In December 2006, all members of the Remuneration Committee held a meeting to review background information on market data (including economic indicators and recommendation from Employers’ Federation of Hong Kong), the Group’s business activities and human resources issues, and headcount and staff costs. The Committee subsequently reviewed and approved the proposed 2006 directors’ fees, year end bonus and 2007 remuneration package of Executive Directors and senior management and made recommendation to the Board on the directors’ fees for Non-Executive Directors.

74	Hutchison Telecommunications International Limited Annual Report 2006

Corporate Governance Report

The Directors’ fees for 2006 amounted to HK$3.57 million. The emoluments of the Directors of the Company paid in connection with the management of the affairs of the Group, excluding amounts received from the Company’s listed subsidiary and paid to the Company, are as follows:

Name of Director	Director’s Fees HK$ millions	Basic Salaries, Allowances and Benefits- in-kind HK$ millions	Bonus HK$ millions	Provident Fund Contributions HK$ millions	Share-based Payments(2) HK$ millions	Inducement or Compensation on Fees HK$ millions	Total Emoluments HK$ millions
Fok Kin-ning, Canning	0.37	—	—	—	—	—	0.37
Dennis Pok Man Lui(1)	0.27	3.59	11.00	0.28	14.12	—	29.26
Tim Lincoln Pennington	0.27	3.48	2.73	0.61	5.23	—	12.32
Frank John Sixt	0.27	—	—	—	—	—	0.27
Naguib Sawiris(3)	0.27	—	—	—	—	—	0.27
Aldo Mareuse	0.27	—	—	—	—	—	0.27

	1.72	7.07	13.73	0.89	19.35	—	42.76

Kwan Kai Cheong	0.65	—	—	—	—	—	0.65
John W Stanton	0.55	—	—	—	—	—	0.55
Kevin Westley	0.65	—	—	—	—	—	0.65

	1.85	—	—	—	—	—	1.85

Notes:

(1)	Director’s fee received by this Director from the Company’s listed subsidiary company has been paid to the Company and is not included in the amount above.
(2)	Share option benefits represent the fair value of share options granted under the Company’s share option scheme, which is calculated in accordance with the methodology disclosed in note 27(b) to the financial statements. This methodology does not take into account of the actual share price at the date of exercise and whether the share options have been exercised. The significant inputs to the valuation model are disclosed in note 27(b) to the financial statements and details of the share options granted are set out on pages 63 to 66 of this Annual Report.
(3)	Mr Naguib Sawiris resigned as Director of the Company on 28 February 2007.

Management of the Company

The senior management of the Company, under the leadership of the Chief Executive Officer of the Company, is responsible for the implementation of the strategies, objectives and plans determined by the Board.

Company Secretary

The Company Secretary, Ms Edith Shih, is responsible for compliance by the Company with all obligations applicable to the Company whose ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and whose American Depositary Shares are quoted on New York Stock Exchange, Inc. (the “NYSE”).

The Company Secretary is responsible for ensuring that the Board is fully apprised of all legislative, regulatory and corporate governance developments relating to the Group and that it takes these into consideration when making decisions for the Group.

The Company Secretary also ensures that Board procedures are followed and Board activities are efficiently and effectively conducted. These objectives are achieved through the adherence to proper Board processes and the timely preparation and dissemination to Directors and Board committees of comprehensive Board agendas and papers. Minutes of all Board meetings and Board Committee meetings are kept by the Company Secretary to record in sufficient detail the matters considered by the Board or Committee and decisions reached, including any concerns raised or dissenting views voiced by any Director.

Hutchison Telecommunications International Limited Annual Report 2006	75

Corporate Governance Report

Audit Committee

The Audit Committee comprises the three Independent Non-executive Directors, and is chaired by Mr Kevin Westley. All committee members possess appropriate business and financial management experience and skills to understand financial statements and internal controls. However, the Audit Committee is authorised to obtain outside legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise if it considers necessary.

The Audit Committee held six meetings in 2006 with full attendance.

Name of Member	Attended/Eligible to attend
Kevin Westley (Chairman)	6/6
Kwan Kai Cheong	6/6
John W Stanton	6/6

While the Board is responsible for having the financial statements of the Company prepared, the Audit Committee is responsible for monitoring the integrity of financial statements of the Company. In addition to the review of financial information of the Company, the Audit Committee also, amongst other things, oversees the relationship between the Company and its external auditors and reviews the Company’s financial reporting system, internal control and risk management procedures. The terms of reference of the Audit Committee are published on the Company’s website.

In 2006, the Audit Committee considered reports from the Chief Financial Officer and external auditors in respect of a number of matters including the Company’s reporting, budgeting and forecasting procedures, audit strategy, quarterly key performance indicators and scope and progress of the US Sarbanes-Oxley Act of 2002 compliance project. The Audit Committee reviewed with senior management and the auditors of the Company their respective audit findings on the Company’s financial statements as of and for the year ended 31 December 2006 and internal control over financial reporting as of 31 December 2006, the accounting principles and practices adopted by the Group and risk management and financial reporting matters. This review by the Committee included an appraisal of the integrity of financial statements and internal control over financial reporting of the Company and the annual report and accounts of the Company.

Further, the Audit Committee reviewed the work plan and results of the internal audit team’s assessment and monitoring of the Group’s internal control systems. In addition, it also received the report on the Group’s compliance with internal and external regulatory requirements.

Auditors’ Remuneration

The amount of fees charged by the Company’s auditors in respect of their audit services is disclosed in Note 9 to the accounts of the Company. The Audit Committee is responsible for approving the remuneration and terms of engagement of the external auditors and for making recommendation to the Board regarding any non-audit services to be provided to the Company by the external auditors.

For the year ended 31 December 2006, the fees paid to the Company’s auditors were primarily for audit and audit related services as there were no material non-audit related service assignments undertaken by them.

Internal Control and Group Risk Management

Introduction

The Board has overall responsibility for establishing and maintaining the Group’s internal control systems and has ensured that the Group has in place appropriate internal control and approval procedures. Together with the internal audit team, external auditors and senior management of the Group, the Audit Committee reviews and monitors such internal control and approval procedures with a view to ensuring their effectiveness. The Company also maintains a system of disclosure controls and procedures to ensure that information required to be disclosed by the Company is recorded, processed, summarised and reported within the required time periods and accumulated and communicated to the Company’s management to allow timely decisions regarding disclosure.

The various controls and procedures in place are described below.

76	Hutchison Telecommunications International Limited Annual Report 2006

Corporate Governance Report

Internal Control Environment

The Board has overall responsibility for monitoring the Group’s operations. Executive Directors are appointed to the boards of all material operating subsidiaries and associates. Executive management works closely with the senior management of the Group’s operations, monitoring their performance to ensure that strategic objectives and business performance targets are being met.

As part of the Group’s five year corporate planning cycle, senior management of each of the operations within the Group prepares a business plan and budget annually which is subject to review and approval by the Executive Directors. When setting budgets and forecasts, senior management identifies, evaluates and reports on the likelihood and potential financial impact of any significant business risks. Budgets are prepared on an annual basis and forecasts are prepared on a quarterly basis and reviewed for differences to the budget.

Financial management accounts are submitted to executive management by each operation on a monthly basis and a finance and operations review conducted with each of the operations. Such review includes business performance against budgets, forecasts, significant business risk sensitivities and strategies and any material accounting and finance related matters.

The Chief Financial Officer has established guidelines and procedures for the approval and control of expenditures. Both operating and capital expenditures are subject to overall budget control. Operating expenditure is further controlled by approval levels for such expenditures being set by reference to the level of responsibility of the relevant executives and officers. Capital expenditures are also subject to specific approval prior to commitment for material expenditures within the approved budget, and also unbudgeted expenditures. Reports on actual versus budgeted and approved expenditures are reviewed on a quarterly basis.

The Group’s internal audit function provides independent assurance as to the existence and effectiveness of the risk management activities and controls in the Group’s business operations. Using risk assessment methodology and taking into account the dynamics of the Group’s activities, internal audit derives its yearly audit plan. The plan is reassessed during the year as needed to ensure that adequate resources are deployed and the plan’s objectives are met. Internal audit is responsible for assessing the Group’s internal control system, formulating an impartial opinion on the system, and to report its findings to the Audit Committee, the Chief Executive Officer, the Chief Financial Officer and relevant senior management. The internal audit team also follows up on all findings to ensure that identified issues are satisfactorily resolved. In addition, a regular dialogue is maintained with the Group’s external auditors so that both are aware of the significant factors which may affect their respective scopes of work.

Review of Internal Controls

The Directors confirm that they have reviewed the effectiveness of the system of internal control of the Company and its subsidiaries as of 31 December 2006 and that they consider that such system is reasonably effective and adequate. The review covered all material controls including financial, operational and compliance controls and the risk management function.

The various procedures described above are designed to identify and manage risks that could potentially adversely affect the Group’s ability to meet its business objectives and to properly record and report financial information. However, such procedures do not meet the requirements of, nor are they in compliance with, the requirements of the US Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as set out below.

US Sarbanes-Oxley Act of 2002

As the Company is listed on the NYSE and has securities registered under the US Securities Exchange Act of 1934 (the “Exchange Act”), it is subject to the provisions of the Sarbanes-Oxley Act.

Hutchison Telecommunications International Limited Annual Report 2006	77

Corporate Governance Report

Evaluation of Disclosure Controls and Procedures

Under the Sarbanes-Oxley Act, management of the Company, including the Chief Executive Officer and Chief Financial Officer, are carrying out an evaluation of the effectiveness of the design and operation of the Group’s disclosure controls and procedures as of 31 December 2006. “Disclosure controls and procedures” are defined under the Exchange Act as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within required time periods. These controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to a company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Upon completion of their evaluation, the Chief Executive Officer and Chief Financial Officer will be required to conclude in the annual report on Form 20-F for the year ended 31 December 2006 (the “Form 20-F”) to be filed with the US Securities and Exchange Commission no later than 2 July 2007 whether, as of 31 December 2006, the Group’s disclosure controls and procedures were effective in providing reasonable assurance that the objectives of the disclosure controls and procedures are met.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Report on Internal Control over Financial Reporting

Under the Exchange Act, management of the Company, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, and for performing an assessment of the effectiveness of internal control over financial reporting as of 31 December 2006. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

The Group’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Group are being made only in accordance with authorisations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting might not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls might become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures might deteriorate.

Management of the Company is performing an assessment of the effectiveness of the Group’s internal control over financial reporting as of 31 December 2006 based upon criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its assessment using those criteria, upon the completion of the assessment of internal controls over the preparation of the Form 20-F management will be required to conclude whether, as of 31 December 2006, the Group’s internal control over financial reporting was effective. As of the date of this annual report, management is not aware of any instances of material weaknesses.

Management is excluding Hutchison Essar Cellular Limited (formerly BPL Mobile Cellular Limited) (“HECL”) and Essar Spacetel Private Limited (“Spacetel”), which are both indirect subsidiaries of the Company, from its assessment of internal control over financial reporting as of 31 December 2006 because they were acquired in transactions completed during 2006. The aggregate total assets and total revenues of HECL and Spacetel represented approximately 3.4%, and 3.9%, respectively, of the related consolidated financial statements amounts as of and for the year ended 31 December 2006.

78	Hutchison Telecommunications International Limited Annual Report 2006

Corporate Governance Report

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, no change has occurred in the Group’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal controls over financial reporting.

Summary of Differences from the NYSE Corporate Governance Practices for US Domestic Issuers

As the Company is listed on the NYSE, it is required to provide a summary of the significant ways in which its corporate governance practices, as a non-US issuer, differ from those followed by US companies under the listing standards of NYSE. This summary is set forth in the Corporate Governance section of the Company’s website at www.htil.com.

Shareholders’ Rights and Investor Relations

The Company is committed to fostering and maintaining good investor relations and communications through the participation of senior management in regular meetings with, and presentations to, institutional shareholders and analysts, investor conference calls and roadshows. Presentations and media briefings are also made when the financial results are announced.

The Board provides full, transparent and timely information to shareholders and investors regarding important events and developments of the business in its announcements and media releases and briefings and through the publication of quarterly key performance indicators, interim and annual reports providing detailed information on the financial performance of the Group. Shareholders and investors can also subscribe to receive information through email alerts and to post specific questions to our investor relations contacts via the Company’s website.

Shareholders are encouraged to attend all general meetings of the Company. All shareholders have statutory rights to call for extraordinary general meetings and put forward agenda items for consideration by shareholders by sending to the Company Secretary at the principal place of business a written request for such general meetings together with the proposed agenda items. All substantive resolutions at general meetings are decided on a poll which is conducted by the Company Secretary and scrutinised by the Company’s Hong Kong Branch Share Registrars. The results of the poll are published on the Company’s website and local newspapers. Financial and other information on the Company is made available on the Company’s website, which is regularly updated.

During the period covered by this annual report, the 2006 Annual General Meeting and an Extraordinary General Meeting of the Company were held on 16 May 2006 and 9 March 2007 respectively at Harbour Plaza Hong Kong, Hung Hom, Kowloon, Hong Kong. The resolutions proposed at those meetings and the percentage of votes cast in favour of such resolutions are set out below:-

Annual General Meeting

1.	Consideration and approval of the audited financial statements and reports of Directors and Auditors for the year ended 31 December 2005 (99.69%);

2.	Re-election of Mr Fok Kin-ning, Canning, Mr Tim Lincoln Pennington, Mr Naguib Sawiris and Mr Aldo Mareuse as Directors of the Company (99.92% to 99.96% in respect of each individual resolution), and authorisation of the Board of Directors to fix the Directors’ remuneration (99.27%);

3.	Re-appointment of Auditors and authorisation of the Board of Directors to fix the Auditors’ remuneration (99.99%);

4.	Granting of general mandates to Directors to issue additional shares in the Company (91.53%) and to re-purchase by the Company of its own shares (99.99%), and extension of the general mandate to issue additional shares (99.37%);

5.	Approval of share option scheme of Hutchison Essar Limited (99.94%); and

6.	Approval of share option plan of Partner Communications Company Ltd. (99.89%).

Hutchison Telecommunications International Limited Annual Report 2006	79

Corporate Governance Report

Extraordinary General Meeting

Approval, ratification and confirmation of the agreement dated 11 February 2007 entered into between the Company and Vodafone International Holdings B.V. and authorisation of the Directors to execute documents and/or do all such acts on behalf of the Company in connection with such agreement (99.37%).

All resolutions put to shareholders at those meetings were passed. The results of the voting by poll were published on the Company’s website, the website of The Stock Exchange of Hong Kong Limited and also in local newspapers.

Other Corporate Information

Memorandum and Articles of Association

There were no changes to the Company’s memorandum and articles of association during the year ended 31 December 2006.

Key Corporate Dates

The following are dates for certain key corporate events:

Event	Date
Announcement of audited results for the year ended 31 December 2006	20 March 2007
Closure of Register of Members	4 May to 8 May 2007
2007 Annual General Meeting	8 May 2007
Announcement of interim results for the six months ended 30 June 2007	August 2007

Public Float Capitalisation

The public float capitalisation of the Company as at 31 December 2006 was approximately HK$27.3 billion and as at the date of this report is approximately HK$22.7 billion.

By Order of the Board

Edith SHIH

Company Secretary

Hong Kong, 20 March 2007

80	Hutchison Telecommunications International Limited Annual Report 2006

Independent Auditor’s Report

Independent Auditor’s Report to the Shareholders of Hutchison Telecommunications International Limited

(incorporated in the Cayman Islands with limited liability)

We have audited the consolidated accounts of Hutchison Telecommunications International Limited (the “Company”) set out on pages 82 to 145, which comprise the consolidated and the Company’s balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors’ Responsibility for the Accounts

The directors are responsible for the preparation and true and fair presentation of these consolidated accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated accounts based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2006 and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 20 March 2007

Hutchison Telecommunications International Limited Annual Report 2006	81

  Consolidated Income Statement   For the year ended 31 December

	Note	2005 HK$ millions		2006 HK$ millions		2006 US$ millions (Note 35)

Continuing operations:
Turnover	6		24,356		33,378		4,290
Cost of inventories sold			(2,331)		(2,305)		(296)
Staff costs	8		(2,319)		(2,666)		(343)
Depreciation and amortisation			(4,367)		(5,076)		(652)
Other operating expenses	9		(13,256)		(18,330)		(2,356)

Operating profit before disposal of investments and others			2,083		5,001		643
Profit on disposal of investments and others, net	10		71		44		6

Operating profit			2,154		5,045		649
Interest income	11		65		121		16
Interest and other finance costs	11		(1,669)		(2,763)		(356)
Share of results of associates	12		86		(1)		—

Profit before taxation			636		2,402		309
Taxation	13		(434)		(826)		(106)

Profit for the year from continuing operations			202		1,576		203

Discontinued operations:
Loss from discontinued operations	14		(352)		—		—

Profit / (loss) for the year			(150)		1,576		203

Attributable to:
Equity holders of the Company:
- continuing operations			(416)		201		26
- discontinued operations			(352)		—		—

			(768)		201		26
Minority interest – continuing operations			618		1,375		177

			(150)		1,576		203

Dividends	15		—		—		—

Earnings / (loss) per share from continuing operations attributable to equity holders of the Company:	16
- basic		HK$	(0.09)	HK$	0.04	US$	0.01

- diluted		HK$	(0.09)	HK$	0.04	US$	0.01

Earnings / (loss) per share attributable to equity holders of the Company:	16
- basic		HK$	(0.17)	HK$	0.04	US$	0.01

- diluted		HK$	(0.17)	HK$	0.04	US$	0.01

The accompanying notes are an integral part of the consolidated accounts.

82	Hutchison Telecommunications International Limited Annual Report 2006

Consolidated Balance Sheet  As at 31 December

	Note		2005 HK$ millions	2006 HK$ millions	2006 US$ millions (Note 35)

ASSETS
Current assets
Cash and cash equivalents			2,436	2,048	263
Restricted cash			1	—	—
Trade and other receivables	17		10,009	10,090	1,297
Stocks			688	436	56
Derivative financial assets	18		9	23	3

Total current assets			13,143	12,597	1,619

Non-current assets
Fixed assets	19		24,591	31,962	4,108
Goodwill	20		9,688	19,571	2,516
Other intangible assets	21		9,182	10,760	1,383
Other non-current assets	22		2,067	3,829	492
Deferred tax assets	23		918	997	128
Interests in associates			2	2	—

Total non-current assets			46,448	67,121	8,627

Total assets			59,591	79,718	10,246

LIABILITIES
Current liabilities
Trade and other payables	24		10,535	13,479	1,732
Borrowings	25		7,690	16,048	2,063
Current income tax liabilities			130	153	20
Derivative financial liabilities	18		116	185	24

Total current liabilities			18,471	29,865	3,839

Non-current liabilities
Borrowings	25		19,002	23,369	3,004
Deferred tax liabilities	23		963	1,075	138
Other non-current liabilities	26		1,333	2,992	384

Total non-current liabilities			21,298	27,436	3,526

Total liabilities			39,769	57,301	7,365

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	27		1,188	1,191	153
Reserves	28		14,982	15,468	1,988

			16,170	16,659	2,141
Minority interest	29	(d)	3,652	5,758	740

Total equity			19,822	22,417	2,881

Total equity and liabilities			59,591	79,718	10,246

Net current liabilities			5,328	17,268	2,220

Total assets less current liabilities			41,120	49,853	6,407

The accompanying notes are an integral part of the consolidated accounts.

Dennis Pok Man LUI	Tim Lincoln PENNINGTON
Director	Director

Hutchison Telecommunications International Limited Annual Report 2006	83

  Consolidated Cash Flow Statement  For the year ended 31 December

	Note	2005 HK$ millions	2006 HK$ millions	2006 US$ millions (Note 35)

Cash flows from operating activities
Profit before taxation		636	2,402	309
Adjustments for:
- Interest income	11	(65)	(121)	(16)
- Interest and other finance costs	11	1,669	2,763	356
- Depreciation and amortisation	7	4,367	5,076	652
- Recognition of share-based payments	8	109	116	15
- Profit on disposal of investments and others, net	10	(71)	(44)	(6)
- Loss on disposal and impairment of fixed assets	9	7	31	4
- Write-off of customer acquisition and retention costs	9	99	26	3
- Share of results of associates	12	(86)	1	—
- Changes in working capital
- Decrease / (increase) in stocks		(42)	194	25
- Increase in trade receivables, other receivables and prepayments		(1,099)	(2,029)	(261)
- Decrease / (increase) in short-term receivable from related companies		(1)	36	5
- Increase in trade and other payables		1,581	132	17
- (Decrease) / increase in short-term payable to related companies		85	(54)	(7)

Cash generated from continuing operations		7,189	8,529	1,096

Loss for the year from discontinued operations		(352)	—	—
- Adjustment for depreciation and amortisation		16	—	—
- Loss on disposal of discontinued operations		336	—	—

Cash used in discontinued operations	14	—	—	—

Cash generated from operations		7,189	8,529	1,096
Interest received		65	114	14
Interest and other finance costs paid		(1,756)	(2,242)	(288)
Taxes paid		(221)	(887)	(114)

Net cash generated from operating activities		5,277	5,514	708

The accompanying notes are an integral part of the consolidated accounts.

84	Hutchison Telecommunications International Limited Annual Report 2006

Consolidated Cash Flow Statement  For the year ended 31 December

	Note		2005 HK$ millions	2006 HK$ millions	2006 US$ millions (Note 35)

Cash flows from investing activities
Purchases of fixed assets			(4,046)	(7,781)	(1,000)
Upfront and fixed periodic payments for telecommunications licences			—	(236)	(30)
Additions to customer acquisition and retention costs			(650)	(485)	(62)
Additions to prepaid capacity and maintenance			—	(181)	(23)
Advance payments for network roll out			—	(162)	(21)
Non-current loan to a related company			—	(110)	(14)
Prepayments for acquisition of subsidiaries			(4,011)	(788)	(101)
Increase in long-term deposits			(337)	(35)	(5)
Proceeds on disposal of fixed assets			16	34	4
Purchases of subsidiaries, net of cash acquired	29	(a)	(926)	41	5
Purchase of transmission business	29	(b)	—	(124)	(16)
Increase in investment in subsidiaries			(477)	(5,259)	(676)
Proceeds on disposal of subsidiaries, net of cash disposed of	29	(c)	193	2	—
Proceeds on disposal of partial interest in a subsidiary			476	—	—

Net cash used in investing activities			(9,762)	(15,084)	(1,939)

Cash flows from financing activities
Net cash flows from financing activities	29	(d)	4,568	8,073	1,037
Proceeds from exercise of share options of the Company			—	116	15
Proceeds from exercise of share options of a subsidiary			—	78	10
Equity contribution from minority shareholders	29	(d)	312	1,368	176
Dividend paid to minority shareholders	29	(d)	(70)	(266)	(34)
Repayment of loan from minority shareholders	29	(d)	—	(188)	(24)
Decrease in restricted cash			9	1	—

Net cash provided by financing activities			4,819	9,182	1,180

(Decrease) / increase in cash and cash equivalents			334	(388)	(51)
Cash and cash equivalents at beginning of year			2,102	2,436	314

Cash and cash equivalents at end of year			2,436	2,048	263

Analysis of net debt
Borrowings	25		26,692	39,417	5,067
Less: cash and cash equivalents			(2,436)	(2,048)	(263)

Net debt			24,256	37,369	4,804

The accompanying notes are an integral part of the consolidated accounts.

Hutchison Telecommunications International Limited Annual Report 2006	85

  Consolidated Statement of Recognised Income and Expense

For the year ended 31 December

	2005 HK$ millions	2006 HK$ millions	2006 US$ millions (Note 35)

Fair value changes arising from business combination	1,233	—	—
Currency translation differences	(467)	321	41
Actuarial gains of defined benefit plans	47	12	2

Net income recognised directly in equity	813	333	43
Profit / (loss) for the year	(150)	1,576	203

Total recognised income for the year	663	1,909	246

Attributable to:
Equity holders of the Company	191	277	36
Minority interest	472	1,632	210

	663	1,909	246

Effect of change in accounting policies:
Equity holders of the Company	—	—	—
Minority interest	—	—	—

	—	—	—

The accompanying notes are integral part of the consolidated accounts.

86	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

These accounts have been approved for issuance by the Board of Directors on 20 March 2007.

2.	Basis of Preparation and Principal Accounting Policies

The principal accounting policies adopted in the preparation of these accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”, which term collectively includes Hong Kong Accounting Standards (“HKAS”) and related interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The accounts have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 4.

As at 31 December 2006, the Group had net current liabilities of HK$17,268 million (2005 - HK$5,328 million). Whilst the Group’s operations have generated cash during the year, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans, including the Group’s HK$9 billion credit facility. The Group expects that it will fund the substantial capital required to build, maintain and operate the telecommunications networks through a combination of cash flow from operating activities, proceeds from the sale of its interests in its Indian business and bank borrowings.

(b)	Changes in accounting policies

In 2006, the Group adopted the new or revised HKFRS standards below, which are relevant to its operations.

Amendment to HKFRS 4	Insurance contracts - financial guarantee contracts
Amendment to HKAS 21	The effects of changes in foreign exchange rates

- Net investment in a foreign operation
Amendments to HKAS 39	Financial instruments: recognition and measurement

- financial guarantee contracts

- cash flow hedges accounting of forecast intra-group transactions

- the fair value option
HKFRS Interpretation 4	Determining whether an arrangement contains a lease
HKFRS Interpretation 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

Hutchison Telecommunications International Limited Annual Report 2006	87

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Changes in accounting policies (continued)

The adoption of the amendment to HKFRS 4, amendments to HKAS 39, HKFRS Interpretation 4 and HKFRS Interpretation 5 did not result in substantial changes to the Group’s accounting policies. In summary:

■	The amendments to HKFRS 4 and HKAS 39 on financial guarantee contracts introduce a requirement to recognise the fair value of financial guarantees issued under HKAS 39, unless the entity has previously asserted that it regards such contracts as insurance contracts.

■	The amendment to HKAS 39 on cash flow hedge accounting of forecast intra-group transactions specifically permits hedge accounting to be adopted in consolidated financial statements in respect of the foreign exchange risk of a highly probable forecast intra-group transaction, but only if the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and if the foreign currency risk will affect consolidated profit or loss.

■	The amendment to HKAS 39 on the fair value option restricts the circumstances under which the fair value option in HKAS 39 can be taken advantage of, compared to the original HKAS 39.

■	HKFRS Interpretation 4 looks at the question as to whether certain supply arrangements contain in substance a lease that should be recognised by both the lessor and lessee in accordance with HKAS 17 “Leases”.

■	HKFRS Interpretation 5 considers the situation where an entity is expected to incur costs in the future for decommissioning, restoration and/or environmental rehabilitation and contributes to a fund, which will later cover those costs.

The amendment to HKAS 21 relates to circumstances under which a loan from fellow subsidiaries can be regarded as part of net investment in a foreign operation, hence the exchange differences arising on those loans should be recorded directly in equity. The adoption of the amendment to HKAS 21 has resulted in a change in accounting policy relating to foreign currency translation. The Group’s loans to a subsidiary in Indonesia, which are denominated in US dollars, are regarded as part of net investment in a foreign operation and the exchange differences arising on those loans are recorded directly in equity. The effect of this change on income statement, earnings/(loss) per share, capital and reserves attributable to equity holders of the Company, and the minority interest is summarised below:

88	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Changes in accounting policies (continued)

(i)	Effect on the profit or loss and loss per share for the year ended 31 December 2005 and cumulative effect on various balance sheet items as at 31 December 2005

	Amendment to HKAS 21 HK$ millions
Year ended 31 December 2005:
Increase in other operating expenses		9

Decrease in profit for the year		(9)

Increase in loss attributable to equity holders of the Company		(9)

Loss per share - basic	HK$	(0.00)

Loss per share - diluted		N/A

Net assets as at 31 December 2005		—

Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2005		—
Impact of change in accounting policy on the year ended 31 December 2005 Loss attributable to equity holders of the Company		(9)
Exchange reserve		9

Cumulative impact of change in accounting policy as at 31 December 2005		—

Minority interest as at 31 December 2005		—

Total equity as at 31 December 2005		—

The effect of adoption of the amendment to HKAS 21 is considered not material as at and for the year ended 31 December 2005. Accordingly, no changes have been made to the 2005 comparatives.

Hutchison Telecommunications International Limited Annual Report 2006	89

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Changes in accounting policies (continued)

(ii)	Effect on the profit or loss and earnings per share for the year ended 31 December 2006 and cumulative effect on various balance sheet items as at 31 December 2006

	Amendment to HKAS 21 HK$ millions
Year ended 31 December 2006:
Increase in other operating expenses		14

Decrease in profit for the year		(14)

Decrease in profit attributable to equity holders of the Company		(14)

Earnings per share - basic and diluted	HK$	(0.00)

Net assets as at 31 December 2006		—

Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2006		—
Impact of change in accounting policy on the year ended 31 December 2006
Profit attributable to equity holders of the Company		(14)
Exchange reserve		14

Cumulative impact of change in accounting policy as at 31 December 2006		—

Minority interest as at 31 December 2006		—

Total equity as at 31 December 2006		—

At the date of authorisation of these accounts, the following new standards, amendments to standards and interpretations have been issued but are not effective for the year ended 31 December 2006:

HKFRS 7	Financial instruments disclosures
Amendment to HKAS 1	Presentation of financial statements - capital disclosures
HK(IFRIC) Interpretation 7	Applying the restatement approach under HKAS 29 “Financial Reporting in Hyperinflationary Economies”
HK(IFRIC) Interpretation 8	Scope of HKFRS 2
HK(IFRIC) Interpretation 9	Reassessment of embedded derivatives
HK(IFRIC) Interpretation 10	Interim reporting and impairment
HK(IFRIC) Interpretation 11	HKFRS 2 - Group and treasury share transactions

The Group did not early adopt any of these new standards, amendments to standards and interpretations. The adoption of these new standards, amendments to standards and interpretations in future periods is not expected to result in substantial changes to the Group’s accounting policies.

90	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(c)	Basis of consolidation

The consolidated accounts made up to 31 December include the accounts of the Company and all of its direct and indirect subsidiaries and also incorporate the Group’s interest in associates on the basis set out in Note 2(f) below. Results of subsidiaries and associates acquired or disposed of during the year are included as from their effective dates of acquisition to 31 December or up to the dates of disposal as the case may be.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries and associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d)	Subsidiaries

A company is a subsidiary if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated accounts, subsidiaries are accounted for as described in Note 2(c) above. In the unconsolidated accounts of the Company, investments in subsidiaries are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiaries as at 31 December 2006 are set forth on page 145.

(e)	Minority interest

Minority interest at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

Hutchison Telecommunications International Limited Annual Report 2006	91

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(f)	Associates

An investee company is classified as an associate if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associates are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associates represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

(g)	Business Co-operation Contract

The Group obtained an investment licence from the Ministry of Planning and Investment of Vietnam to engage in a business co-operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunication Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently has accounted for the BCC as if it is a subsidiary of the Group. The Group has recognised in its accounts the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and its share of income, if any, from the BCC.

(h)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the accounts of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated accounts are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

92	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(h)	Foreign currency translation (continued)

(iii)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(i)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20 - 50 years
Telecommunications and network equipment	10 - 35 years
Motor vehicles	4 - 5 years
Office furniture & equipment and computer equipment	3 - 7 years
Leasehold improvements	Over the unexpired period of the lease or 7 years, whichever is the shorter

During the year ended 31 December 2005, the Directors evaluated the useful lives for mobile telecommunications network assets within India and concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2005 (See Note 4(a)(i) for details).

Subsequent costs on fixed assets are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the period in which they are incurred.

Hutchison Telecommunications International Limited Annual Report 2006	93

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(i)	Fixed assets (continued)

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(j)	Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated income statement. All other leases are accounted for as operating leases and the rental payments are charged to the consolidated income statement on a straight-line basis.

(k)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

Goodwill on acquisition is reported in the consolidated balance sheet as a separate asset or, as applicable, included within investment in associated company. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which it operates.

(l)	Other intangible assets

(i)	Telecommunications licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. Licence fees payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

94	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(l)	Other intangible assets (continued)

(ii)	Customer acquisition and retention costs

Costs to acquire or retain telecommunications customers, which are primarily postpaid 3G customers, pursuant to a contract with early termination penalties are capitalised and amortised over the minimum enforceable contractual period, which is generally a period of 12-18 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

(iii)	Brand name and customer base

Brand name and customer base that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses. Amortisation of brand name and customer base is calculated on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite. Brand name and customer base with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Brand name	17 years
Customer base	5 - 9 years

(m)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

(n)	Asset impairment

Assets that have an indefinite useful life are not subject to amortisation, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Hutchison Telecommunications International Limited Annual Report 2006	95

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(o)	Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(i)	Financial assets at fair value through profit or loss

A financial asset is designated at fair value through profit or loss at inception if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are expected to be realised within 12 months after the balance sheet date.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. They are included in non-current assets, except for those with maturities within 12 months after the balance sheet date which are classified as current assets.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

(iv)	Derivative financial instruments

Derivatives that do not qualify for hedge accounting under HKAS 39 are accounted for with the changes in fair value being recognised in the income statement.

Purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are included in the income statement in the period in which they arise.

The Group assesses at each balance sheet date whether there is objective evidence that financial assets, loans, receivables, or a group of financial assets is impaired.

(p)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

96	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(q)	Restricted cash

Restricted cash represents cash deposited with banks as collateral for the Group’s banking facilities.

(r)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(s)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(t)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method except for borrowing costs capitalised for qualifying assets (Note 2(i)).

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u)	Provisions

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(v)	Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

Hutchison Telecommunications International Limited Annual Report 2006	97

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(v)	Deferred taxation (continued)

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(w)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x)	Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(y)	Employee benefits

(i)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or loss and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of recognised income and expense.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The Group’s contributions to the defined contribution plans are charged to the income statement in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

98	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(y)	Employee benefits (continued)

(ii)	Share-based payments

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably committed itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(z)	Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(aa)	Revenue recognition

The Group recognises revenue on the following bases:

a.	Installation and connection fees are recognised on connection of the service.

b.	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the customers.

c.	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

d.	Revenues from prepaid recharges are recognised upon customer’s usage or upon the expiry of the service period.

e.	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

f.	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

Hutchison Telecommunications International Limited Annual Report 2006	99

Notes to the Accounts

2.	Basis of Preparation and Principal Accounting Policies (continued)

(ab)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(ac)	Dilution of interest in subsidiaries or associates

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary or associate, including goodwill, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

(ad)	Increase in proportionate share of subsidiaries

The increase in the Group’s proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary’s assets and liabilities is recognised as goodwill or negative goodwill in accordance with Note 2(c) above.

3.	Financial Risk Management

(a)	Financial risk factors

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Group’s financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong dollars. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading or speculative purposes.

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-US dollar assets, the Group generally endeavours to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. During the year, the Group recorded an unrealised gain of HK$64 million (2005 - unrealised loss of HK$318 million) on translation of these operations’ net assets to the Group’s HK dollar reporting currency, which was reflected as a movement in the Group’s reserves. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist, as described in note 18.

100	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

3.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(ii)	Interest rate exposure

The Group’s main interest risk exposures relate to its borrowings which bear interest at floating rates. The Group manages its interest rate exposure with a focus on reducing the Group’s overall cost of debt and exposure to changes in interest rates. When considered appropriate, the Group uses a combination of interest rate swaps and forward rate agreements to manage its long-term interest rate exposure and exposure to short-term interest rate volatility respectively as described in note 18. As at 31 December 2006, the Group’s borrowings which bear interest at floating rates amounted to approximately HK$28,940 million.

(iii)	Credit risk

Credit risk is managed on a group basis. The Group’s credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis. For deposits with banks and financial institutions, only accredited banks and financial institutions are accepted.

The average credit period granted by the Group to customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. Sales of telecommunications products and services to customers are primarily made in cash or via major credit cards. The Group also has sales of handsets in installments (mostly 36 monthly payments via major credit cards). There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

The maximum exposure to credit risk at the reporting date is the fair value of each class of cash and cash equivalents and receivables.

(iv)	Cash management and funding

Prudent liquidity risk management includes maintaining sufficient cash, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining availability under committed credit lines.

(b)	Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying amounts of cash and cash equivalents, and trade and other receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Hutchison Telecommunications International Limited Annual Report 2006	101

Notes to the Accounts

4.	Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 3, 20, 26(b) and 27(b) contain information about the assumptions and their risk factors relating to financial instruments, goodwill impairment, defined benefits obligations, fair value of share options granted. Other key sources of estimation uncertainty are described below.

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in mobile and fixed-line telecommunications and network equipment. As at 31 December 2006, the carrying amount of the mobile and fixed-line telecommunications and network equipment is approximately HK$26,786 million. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change.

During the year ended 31 December 2005, the Directors evaluated the useful lives for mobile telecommunications network assets within India, through careful consideration with regards to expected usage, expected wear-and-tear, potential for technical obsolescence and any future legal limitations to usage of the assets. Further, the Directors carefully considered the historical experience with similar assets in determining the estimated useful life, as well as taking into account anticipated technological or other changes. As a result of this reassessment, the Directors concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2005. The effect of this change in accounting estimate is to decrease the depreciation charge for the year ended 31 December 2005 by HK$360 million, to increase the deferred tax charge for the year ended 31 December 2005 by HK$248 million, and to decrease the loss attributable to equity holders of the Company for the year ended 31 December 2005 by HK$60 million. For the years ended 31 December 2006 and 2007, annual depreciation expense of these network assets has been decreased by HK$343 million and will be decreased by HK$298 million respectively.

(ii)	Income taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iii)	Asset impairment

Management judgement is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. As at 31 December 2006, the non-current assets which are subject to asset impairment review amounted to approximately HK$66,124 million.

102	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

4.	Critical Accounting Estimates and Judgements (continued)

(b)	Critical judgements in applying the Company’s accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carryforwards. The assumptions regarding future profitability of various subsidiaries and the anticipated timing of utilising the tax holiday period available to the India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on the Group’s reported financial condition and results of operations. As of 31 December 2006, we had recognised HK$997 million (2005 - HK$918 million) in deferred tax assets.

5.	Business Combinations

(a)	Acquisition of BPL Mobile Cellular Limited, subsequently renamed Hutchison Essar Cellular Limited (“HECL”)

On 2 January 2006, Hutchison Essar Limited (“Hutchison Essar”), a subsidiary of the Company in India, completed the acquisition of 100% shareholding in HECL, which operates in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India, for a consideration of INR11,440 million (approximately HK$1,964 million). Additionally, the Company agreed to assume the indebtedness owed to HECL by BPL Communications Limited (“BPL”), the sole shareholder of HECL prior to the acquisition.

HK$ millions
Details of net liabilities acquired and goodwill are as follows:
Purchase consideration (cash paid)	1,964
Less: fair value of net liabilities acquired - shown as below	2,664

Goodwill	4,628

The assets and liabilities arising from the acquisition are as follows:

	Fair value HK$ millions	Book value HK$ millions
Fixed assets	874	1,405
Other intangible assets - telecommunications licence	264	689
Other intangible assets - brand name and customer base	108	—
Cash and cash equivalents	40	40
Stocks	3	3
Trade and other receivables	259	259
Trade and other payables	(974)	(959)
Borrowings	(3,238)	(3,238)

Net liabilities acquired	(2,664)	(1,801)

The goodwill is attributable to the premium paid for acceleration of the business into the three licence areas of Maharashtra, Tamil Nadu and Kerala in India.

Hutchison Telecommunications International Limited Annual Report 2006	103

Notes to the Accounts

5.	Business Combinations (continued)

(b)	Acquisition of transmission business of Med-1 I.C.1 (1999) Ltd. (“Med-1”)

On 3 July 2006, Partner Communications Company Ltd. (“Partner”), a subsidiary of the Company in Israel, completed the acquisition of the transmission business of Med-1 for a consideration of NIS71 million (approximately HK$124 million). Med-1 is a private company that established a fibre-optic network, a national communication infrastructure deployed throughout Israel, and holds a licence from the Ministry of Communications to supply communication infrastructure services to Israeli companies. This market has a regulatory barrier - its participants have to receive a licence from the Ministry of Communications in Israel to supply communication infrastructure.

HK$ millions
Details of net assets acquired and goodwill are as follows:
Purchase consideration (cash paid)	124
Less: fair value of net assets acquired - shown as below	(169)

Negative goodwill recognised directly in the income statement (Note 10)	(45)

The assets and liabilities arising from the acquisition are as follows:

	Fair value HK$ millions	Book value HK$ millions
Fixed assets	137	246
Other intangible assets - customer base	48	—
Deferred tax liabilities	(16)	—

Net assets acquired	169	246

Partner has negotiated a price which was lower than the fair value of the net assets acquired determined based on the valuation performed by an independent consulting firm, and recognised negative goodwill of HK$45 million (Note 10(iii)), being the excess of the net assets acquired over the purchase consideration, directly in the income statement. The negative goodwill resulted from Med-1 operating in a highly competitive market and lacking the economy of scale enjoyed by its competitors. In addition, Med-1 was limited in its ability to dispose of its transmission business due to the regulatory barrier pertaining to the industry in which it operates.

104	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

5.	Business Combinations (continued)

(c)	Acquisition of Essar Spacetel Private Limited (“Spacetel”)

On 5 October 2006, Hutchison Essar completed the acquisition of 100% shareholding in Spacetel, a company that had licence applications for the licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. In December 2006, Hutchison Essar received licences from the Department of Telecommunications of India for six of the licence areas, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir.

HK$ millions
Details of net liabilities acquired and goodwill are as follows:
Purchase consideration (cash paid)	43
Less: fair value of net liabilities acquired - shown as below	10

Goodwill	53

The assets and liabilities arising from the acquisition are as follows:

	Fair value HK$ millions	Book value HK$ millions
Fixed assets	32	32
Cash and cash equivalents	1	1
Trade and other receivables	3	3
Trade and other payables	(46)	(46)

Net liabilities acquired	(10)	(10)

The goodwill is attributable to the premium paid for acceleration of the business into the remaining seven licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir where Hutchison Essar is not presently operating.

(d)	Impact of business combinations

The business combinations which occurred during the year ended 31 December 2006 ((a) to (c) above) contributed turnover of HK$1,326 million and loss for the period of HK$279 million to the Group. Had the business combinations occurred on 1 January 2005, the results of the Group, which are prepared for information purposes only and do not purport to be indicative of future operating results, would have been as follows:

	2005 HK$ millions	2006 HK$ millions
Turnover from continuing operations	25,060	33,392
Profit/(loss) for the year from continuing operations	(429)	1,540
Profit/(loss) attributable to equity holders of the Company
- continuing operations	(753)	179
Earnings/(loss) per share from continuing operations attributable to equity holders of the Company:
- basic	HK$(0.16)	HK$0.04
- diluted	HK$(0.16)	HK$0.04

Hutchison Telecommunications International Limited Annual Report 2006	105

Notes to the Accounts

6.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

	2005 HK$ millions	2006 HK$ millions
Mobile telecommunications services	20,986	29,271
Mobile telecommunications products	651	1,450
Fixed-line telecommunications services	2,204	2,406
Other non-telecommunications businesses	515	251

	24,356	33,378

7.	Segment Information

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on operating profit. The segment analysis is provided for the Group’s continuing operations (see Note 14 for information on discontinued operations). The segment information on turnover, operating profit/(loss), total assets and total liabilities agreed to the aggregate information in the consolidated accounts. As such, no reconciliation between the segment information and the aggregate information in the consolidated accounts is presented.

	As at and for the year ended 31 December 2005
	Hong Kong and Macau
	Mobile HK$ millions	Fixed-line HK$ millions	subtotal HK$ millions	India HK$ millions	Israel HK$ millions	Thailand HK$ millions	Others* HK$ millions	Total HK$ millions
Turnover	3,837	2,204	6,041	9,996	6,612	1,045	662	24,356
Operating costs	(3,068)	(1,508)	(4,576)	(6,759)	(4,631)	(1,060)	(880)	(17,906)
Depreciation and amortisation	(1,189)	(618)	(1,807)	(797)	(1,149)	(529)	(85)	(4,367)

Operating profit/(loss) before disposal of investments and others	(420)	78	(342)	2,440	832	(544)	(303)	2,083
Profit/(loss) on disposal of investments and others, net	—	—	—	76	(5)	—	—	71

Operating profit/(loss)	(420)	78	(342)	2,516	827	(544)	(303)	2,154

Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	(26)	—	(26)	—	—	(73)	—	(99)

Provision for trade receivables	(3)	(31)	(34)	(242)	(2)	(3)	—	(281)

Share-based payments	—	(18)	(18)	—	(38)	—	(53)	(109)

Total assets	8,117	10,785	18,902	20,363	11,746	5,057	3,523	59,591

Total liabilities	(6,386)	(1,245)	(7,631)	(10,873)	(6,814)	(8,905)	(5,546)	(39,769)

Capital expenditures on
- fixed assets	415	425	840	2,744	531	282	321	4,718

- other intangible assets	477	98	575	—	—	75	—	650

*	“Others” segment as at and for the year ended 31 December 2005 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore.

106	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

7.	Segment Information (continued)

	As at and for the year ended 31 December 2006
	Hong Kong and Macau
	Mobile HK$ millions	Fixed-line HK$ millions	subtotal HK$ millions	India HK$ millions	Israel HK$ millions	Thailand HK$ millions	Others* HK$ millions	Total HK$ millions
Turnover	4,199	2,406	6,605	15,455	9,796	1,017	505	33,378
Operating costs	(2,850)	(1,532)	(4,382)	(10,555)	(6,617)	(960)	(787)	(23,301)
Depreciation and amortisation	(1,102)	(615)	(1,717)	(1,272)	(1,471)	(558)	(58)	(5,076)

Operating profit/(loss) before disposal of investments and others	247	259	506	3,628	1,708	(501)	(340)	5,001
Profit on disposal of investments and others, net	—	—	—	—	44	—	—	44

Operating profit/(loss)	247	259	506	3,628	1,752	(501)	(340)	5,045

Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	(26)	—	(26)	—	—	—	—	(26)

Provision for trade receivables	(1)	(36)	(37)	(194)	(54)	(17)	(5)	(307)

Share-based payments	(20)	(19)	(39)	—	(39)	—	(38)	(116)

Impairment on fixed assets	(16)	—	(16)	—	—	—	—	(16)

Total assets	7,986	10,794	18,780	38,172	12,795	5,072	4,899	79,718

Total liabilities	(7,291)	(6,161)	(13,452)	(24,105)	(6,885)	(10,562)	(2,297)	(57,301)

Capital expenditures on
- fixed assets	284	466	750	7,016	848	112	393	9,119

- other intangible assets	453	32	485	9	1	—	1,341	1,836

*	“Others” segment as at and for the year ended 31 December 2006 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to the date of disposal in July 2006.

8.	Staff Costs

	2005 HK$ millions	2006 HK$ millions
Wages and salaries	2,117	2,339
Termination benefits	72	49
Pension costs
- defined benefits plans (Note 26(b)(i))	(18)	12
- defined contribution plans	39	36
Share-based payments
- equity settled	109	116
- cash settled (Note (i) and Note 24)	—	114

	2,319	2,666

Note(i):	On 27 September 2006, Hutchison Essar approved the adoption of the Performance Bonus Right Plan (“PBRP”), an employee retention plan which aims to reward and provide incentives to the prescribed classes of participants who may contribute to the growth and development of Hutchison Essar. The PBRP was subsequently approved by the shareholders of Hutchison Essar at an Extraordinary General Meeting held on 20 October 2006. The PBRP provides the prescribed classes of participants of Hutchison Essar, on each of the vesting dates over a period from January 2007 to April 2009, with the right to receive a cash value equal to the difference between the base price as defined in the PBRP and the exercise price on each vesting date determined based on the EBITDA multiples of two identified major listed telecommunications companies in India, and capped at pre-determined valuations of Hutchison Essar. The unvested balance would be carried over to the next vesting period and may be exercised at the option of the employees at the rate prevailing at the next vesting date or a similar choice would apply. The PBRP will be aborted if there is an initial public offering of Hutchison Essar before any vesting, and the regular Hutchison Essar employee stock option plan (“ESOP”) would prevail; any exercise under the PBRP will result in a corresponding reduction in the share options granted to that employee under ESOP.
The fair value of the PBRP is measured at the cash value expected to be settled at each vesting date, and is recorded over the expected vesting period with a corresponding amount recognised as share-based payment liabilities included in current liabilities. These liabilities are reduced when the employees at each vesting date take the option to receive cash. The related expenses of HK$114 million for the year ended 31 December 2006 is recorded in staff costs, and the carrying amount of the liabilities of HK$114 million is recorded as share-based payment liabilities (see Note 24) as at 31 December 2006.

Hutchison Telecommunications International Limited Annual Report 2006	107

Notes to the Accounts

8.	Staff Costs (continued)

(a)	Directors’ emoluments

	Year ended 31 December 2005
Name of Director	Fees HK$ millions	Basic salaries, allowance and benefits-in-kind HK$ millions	Bonus HK$ millions	Provident fund contributions HK$ millions	Share-based payments HK$ millions	Total HK$ millions
FOK Kin-ning, Canning	0.39	—	—	—	—	0.39
Dennis Pok Man LUI	0.27	3.52	10.00	0.27	9.40	23.46
Tim Lincoln PENNINGTON	0.27	3.47	2.48	0.56	3.48	10.26
Frank John SIXT	0.31	—	—	—	—	0.31
Naguib SAWIRIS (a)	0.01	—	—	—	—	0.01
Aldo MAREUSE (a)	0.01	—	—	—	—	0.01
KWAN Kai Cheong	0.63	—	—	—	—	0.63
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.63	—	—	—	—	0.63
CHOW WOO Mo Fong, Susan (b)	0.31	—	—	—	—	0.31
CHAN Ting Yu (c)	0.26	2.85	2.45	0.20	3.48	9.24
WOO Chiu Man, Cliff (d)	0.22	2.19	2.16	0.14	2.44	7.15
NARDI, Kar Wai Agnes (e)	0.10	2.85	2.00	0.19	2.78	7.92

	3.96	14.88	19.09	1.36	21.58	60.87

Note (a)	Mr Naguib Sawiris and Mr Aldo Mareuse were appointed as directors of the Company on 21 December 2005.
Note (b)	Mrs Chow Woo Mo Fong, Susan resigned as director of the Company and was appointed as alternate director of Mr Fok Kin-ning, Canning on 21 December 2005.
Note (c)	Mr Chan Ting Yu resigned as director of the Company and was appointed as alternate director of Mr Dennis Pok Man Lui on 21 December 2005.
Note (d)	Mr Woo Chiu Man, Cliff was appointed as director of the Company on 8 March 2005; resigned as director of the Company and was appointed as alternate director of Mr Tim Lincoln Pennington on 21 December 2005.
Note (e)	Ms Nardi, Kar Wai Agnes was appointed as director of the Company on 4 August 2005; resigned as director of the Company and was appointed as alternate director of Mr Frank John Sixt on 21 December 2005.

	Year ended 31 December 2006
Name of Director	Fees HK$ millions	Basic salaries, allowance and benefits-in-kind HK$ millions	Bonus HK$ millions	Provident fund contributions HK$ millions	Share-based payments HK$ millions	Total HK$ millions
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
Dennis Pok Man LUI	0.27	3.59	11.00	0.28	14.12	29.26
Tim Lincoln PENNINGTON	0.27	3.48	2.73	0.61	5.23	12.32
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS	0.27	—	—	—	—	0.27
Aldo MAREUSE	0.27	—	—	—	—	0.27
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.07	13.73	0.89	19.35	44.61

No emoluments were paid to any directors as inducements to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2005 and 2006.

108	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

8.	Staff Costs (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest are as follows:

	2005 Number of individual	2006 Number of individual
Directors of the Company	2	2
Non-directors of the Company
Executive of the Company	—	1
Directors of certain subsidiaries of the Company	3	2

The aggregate remuneration paid to these highest paid individuals, who are non-directors of the Company, is as follows:

	2005 HK$ millions	2006 HK$ millions
Basic salaries, allowances and benefits-in-kind	8	9
Bonuses	11	14
Provident fund contributions	1	1
Share-based payments	13	11

	33	35

The emoluments of the above mentioned individuals, who are non-directors of the Company, with the highest emoluments fall within the following bands:

	2005 Number of individual	2006 Number of individual
HK$9,500,001 – HK$10,000,000	1	—
HK$10,500,001 – HK$11,000,000	1	2
HK$12,500,001 – HK$13,000,000	1	1

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2005 and 2006.

Hutchison Telecommunications International Limited Annual Report 2006	109

Notes to the Accounts

9.	Other Operating Expenses

	2005 HK$ millions	2006 HK$ millions
Cost of services provided	8,673	11,668
General administrative and distribution costs	2,087	4,265
Impairment loss on fixed assets	—	16
Loss on disposal of fixed assets	7	15
Write-off of customer acquisition and retention costs	99	26
Operating leases in respect of
- buildings	729	919
- hire of plant and machinery	458	441
Auditors’ remuneration	34	74
Provision for trade receivables	281	307
Exchange (gain)/loss	18	(9)
Others	870	608

	13,256	18,330

10.	Profit on Disposal of Investments and Others, Net

	2005 HK$ millions	2006 HK$ millions
Net (loss)/profit on partial disposal of subsidiaries	44	(1)
Negative goodwill on additional equity interests in a subsidiary acquired	27	—
Negative goodwill on acquisition of transmission business	—	45

	71	44

(i)	Year ended 31 December 2005

During the period from 20 April 2005 (the deemed acquisition date) to 31 December 2005, the Group’s shareholding in Partner was diluted by approximately 0.4% to 51.8% following the exercise of share options held by Partner’s option holders, and recorded a loss on partial disposal of a subsidiary of approximately HK$5 million.

On 30 June 2005, Essar Teleholding Limited (“ETH”), a shareholder of Hutchison Essar exercised a call option to acquire approximately 4% of the issued share capital of Hutchison Essar at a price equal to approximately HK$476 million from Usha Martin Telematics Limited (“UMT”) and Jaykay Finholding (India) Private Limited (“JKF”), both of which are subsidiaries of the Group. As a result of the exercise of the call option by ETH, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$49 million.

In December 2005, ETH transferred to UMT approximately 0.57% of the issued share capital of Hutchison Essar. Such transfer was effected in consideration of certain promises including the waiver of all purchase rights in respect of the shares of Hutchison Essar comprising approximately 3.16% of the issued share capital of Hutchison Essar previously owned by Max Telecom Ventures Limited, a shareholder of Hutchison Essar. In this connection, the fair value of the 0.57% equity interest in Hutchison Essar, being the negative goodwill arising from the acquisition of the 0.57% additional equity interest in Hutchison Essar, amounted to approximately HK$27 million and was recognised directly in the consolidated income statement for the year ended 31 December 2005.

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$71 million for the year ended 31 December 2005.

110	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

10.	Profit on Disposal of Investments and Others, Net (continued)

(ii)	Year ended 31 December 2006

During the year ended 31 December 2006, the Group’s shareholding in Partner was diluted by approximately 0.7% to 51.1% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary of approximately HK$1 million.

In July 2006, Partner completed the acquisition of the transmission business of Med-1 and recorded negative goodwill of HK$45 million (see Note 5(b)).

In July 2006, Hutchison Global Communications Holdings Limited disposed of its 100% interest in Vanda IT Solutions & Systems Management Limited (“VISS”) for a consideration of HK$105 million to a wholly owned subsidiary of Hutchison Whampoa Limited (“HWL”). There was no gain or loss arising from the disposal.

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$44 million for the year ended 31 December 2006.

11.	Interest and Other Finance Costs, Net

	2005 HK$ millions	2006 HK$ millions
Interest income	65	121

Interest and other finance costs
Bank loans	911	1,496
Other loans repayable within 5 years	37	628
Other loans not wholly repayable within 5 years	1	18
Obligations under finance leases	3	3
Notes and debentures repayable within 5 years	3	—
Notes and debentures not wholly repayable within 5 years	359	139
Amounts due to related companies	92	—
Notional non-cash interest accretion (Note)	149	287
Guarantee and other finance fees	206	210
Net exchange loss on borrowings	—	16

	1,761	2,797
Less: interest capitalised	(5)	(129)

	1,756	2,668
Fair value loss/(gain) on derivative instruments:
Currency swap	(4)	9
Cross-currency interest rate swap	(5)	4
Forward foreign exchange contracts	(78)	82

	1,669	2,763

Interest and other finance costs, net	1,604	2,642

Capitalisation rate applied to funds borrowed for the funding of assets	2.2% -4.6%	4.8% -7.5%

Note:	Notional non-cash interest accretion represents the notional adjustments to accrete the carrying amount of certain obligations recognised in the balance sheet such as licence fees liabilities and asset retirement obligations to the present value of the estimated future cash flows expected to be required for their settlement in the future.

Hutchison Telecommunications International Limited Annual Report 2006	111

Notes to the Accounts

12.	Share of Results of Associates

	2005 HK$ millions	2006 HK$ millions
Share of profits less losses of associates	173	(1)
Share of interest and other finance costs of associates	(40)	—
Share of taxation charge of associates	(47)	—

	86	(1)

13.	Taxation

	Year ended 31 December 2005			Year ended 31 December 2006
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions
Hong Kong	31	6	37	(2)	—	(2)
Outside Hong Kong	198	199	397	898	(70)	828

	229	205	434	896	(70)	826

Hong Kong profits tax has been provided for at the rate of 17.5% (2005 - 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge/(credit) at respective applicable tax rates and the Group’s tax charge for the years were as follows:

	2005 HK$ millions	2006 HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	1,143	619
Income not subject to taxation	(803)	(278)
Expenses not deductible for taxation purposes	126	115
Recognition of previously unrecognised tax losses of subsidiaries	(729)	(693)
(Over)/under provision in prior year	22	(21)
Tax losses not recognised	673	1,084
Effect of change in tax rate	2	—

Total taxation charge	434	826

The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

112	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

14.	Loss from Discontinued Operations

In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay to a subsidiary of América Móvil S.A.. The disposal was subject to regulatory approval and other conditions and was completed on 14 July 2005. In this connection, the Group’s mobile operations in Paraguay were presented as discontinued operations in accordance with HKFRS 5 “Non-current Assets held for Sale and Discontinued Operations” and being excluded from the “others” segment of the segment information presented in Note 7.

An analysis of the result of the discontinued operations, and the loss on disposal of discontinued operations, is as follows:

	2005 HK$ millions	2006 HK$ millions
Turnover	60	—
Cost of inventories sold	(11)	—
Staff costs	(9)	—
Depreciation and amortisation	(16)	—
Other operating expenses	(40)	—

Operating loss and loss before taxation	(16)	—
Taxation charge	—	—

Loss of discontinued operations	(16)	—
Loss on disposal of discontinued operations	(336)	—

Loss from discontinued operations	(352)	—

Cash flows used in operating activities	—	—
Cash flows generated from investing activities	190	—

Total cash flows	190	—

The information on the basic and diluted loss per share for the discontinued operations is presented in Note 16.

15.	Dividends

The Company did not declare any dividends for the years ended 31 December 2005 and 2006.

As at 31 December 2006, the Group had consolidated accumulated losses of HK$6,915 million (2005 - HK$7,114 million), representing accumulated losses in a majority of the Company’s subsidiaries. Under the Company’s HK$9 billion credit facility with a group of international banks (Note 25), the Company is restricted in its ability to pay dividends. As at 31 December 2006, HK$5,180 million (2005 - HK$4,858 million) was outstanding under this facility.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed.

Certain of the Company’s subsidiaries in Hong Kong and India have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiaries in Hong Kong and India are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

Hutchison Telecommunications International Limited Annual Report 2006	113

Notes to the Accounts

16.	Earnings/(loss) per Share

Basic

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005	2006
Weighted average number of shares in issue	4,602,460,429	4,754,324,568

Profit/(loss) from continuing operations attributable to equity holders of the Company (HK$ millions)	(416)	201

Basic earnings/(loss) per share from continuing operations (HK$ per share)	(0.09)	0.04

Loss from discontinued operations attributable to equity holders of the Company (HK$ millions)	(352)	—

Basic loss per share from discontinued operations (HK$ per share)	(0.08)	N/A

Profit/(loss) attributable to equity holders of the Company (HK$ millions)	(768)	201

Basic earnings/(loss) per share attributable to equity holders of the Company (HK$ per share)	(0.17)	0.04

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2005	2006
Weighted average number of shares in issue	4,602,460,429	4,754,324,568
Adjustment for share options (Note)	—	18,239,878

Weighted average number of shares for diluted earnings/(loss) per share	4,602,460,429	4,772,564,446

Diluted earnings/(loss) per share from continuing operations (HK$ per share)	(0.09)	0.04

Diluted loss per share from discontinued operations (HK$ per share)	(0.08)	N/A

Diluted earnings/(loss) per share attributable to equity holders of the Company (HK$ per share)	(0.17)	0.04

Note:	The conversion of all potential ordinary shares arising from share options granted by the Company would have an anti-dilutive effect on the loss per share for the year ended 31 December 2005. Accordingly, the weighted average number of shares were not adjusted for the year ended 31 December 2005 for computing the diluted earnings/(loss) per share.

114	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

17.	Trade and Other Receivables

	Note		2005 HK$ millions	2006 HK$ millions
Trade receivables			4,087	4,472
Less: provision for trade receivables	(a	)	(822)	(909)

Trade receivables, net of provision	(a	)	3,265	3,563
Other receivables and prepayments	(b	)	6,658	6,477
Receivables from related companies (Note 33(iii))			86	50

			10,009	10,090

(a)	Trade receivables, net of provision

	2005 HK$ millions	2006 HK$ millions
The ageing analysis of the trade receivables, net of provision for trade receivables is as follows:
Current	2,442	2,212
31-60 days	347	648
61-90 days	161	173
Over 90 days	315	530

	3,265	3,563

Analysis of provision for trade receivables is as follows:

	2005 HK$ millions	2006 HK$ millions
At the beginning of year	639	822
Relating to subsidiaries acquired	158	54
Relating to subsidiaries disposed of	—	(33)
Charge to other operating expenses	281	307
Write-off during the year	(237)	(294)
Exchange translation differences	(19)	53

At end of year	822	909

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(b)	Other receivables and prepayments

	2005 HK$ millions	2006 HK$ millions
Consideration paid in advance for the acquisition of:
- HECL and BPL Mobile Communications Limited	3,967	2,820
- Spacetel	44	—

	4,011	2,820
Others (Note)	2,647	3,657

	6,658	6,477

Note:	Others comprised, inter alia utilities and sundry deposits, prepaid expenses, prepayment to suppliers, and taxes and duties receivable in India.

Hutchison Telecommunications International Limited Annual Report 2006	115

Notes to the Accounts

17.	Trade and Other Receivables (continued)

(b) Other receivables and prepayments (continued)

During the year ended 31 December 2006, the Group completed the acquisition of 100% shareholding in HECL and Spacetel. (Notes 5(a) and 5(c)).

Credit risk associated with the other receivables and prepayments is considered minimal as the amount is refundable in nature if not being utilised. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables and prepayments mentioned above.

18.	Derivative Financial Assets and Liabilities

(a)	Derivative financial assets

	2005 HK$ millions	2006 HK$ millions
Currency swap	—	13
Forward foreign exchange contracts	8	10
Cross currency interest rate swap	1	—

	9	23

(b)	Derivative financial liabilities

	2005 HK$ millions	2006 HK$ millions
Currency swap	107	145
Forward foreign exchange contracts	9	40

	116	185

As at 31 December 2006, the Group has currency swap and forward foreign exchange contracts arrangements with banks to swap Japanese Yen borrowings of JPY101,676 million or HK$6,578 million (2005 - currency swap arrangements of JPY24,195 million or HK$1,595 million) and US dollar borrowings of US$17 million or HK$131 million (2005 - US$22 million or HK$175 million) into Thai Baht borrowings to match currency exposure of the underlying business. In addition, the Group has entered into derivative transactions in order to protect itself against increases in the Israeli Consumer Price Index (“CPI”) in respect of CPI-linked notes issued by Partner.

As at 31 December 2005, the Group has a currency and interest rate swap arrangement with a bank to swap floating US dollar borrowings of US$80 million of floating rate at LIBOR + 0.4% per annum into fixed rate Indian Rupees borrowings of INR3,658 million at 4.3% per annum to match currency and interest rate exposure of the underlying business. The arrangement expired in October 2006.

The derivative financial assets and liabilities mentioned above are classified as financial assets at fair value through profit or loss. Accordingly, the fair value of each class of derivative financial assets and liabilities mentioned above is the same as the carrying cost presented above.

116	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

19.	Fixed Assets

The movement of fixed assets for the year ended 31 December 2005 is as follows:

	Buildings HK$ millions	Telecom- munications and network equipment HK$ millions	Construction in progress HK$ millions	Others HK$ millions	Total HK$ millions
Cost
As at 1 January 2005	191	24,899	1,257	4,352	30,699
Additions - continuing operations	—	1,147	3,116	455	4,718
Additions - discontinued operations	—	10	8	2	20
Disposals	—	(625)	(1)	(94)	(720)
Relating to subsidiaries acquired (Note 29(a))	16	6,971	—	1,771	8,758
Relating to subsidiaries disposed of (Note 29(c))	—	(253)	(13)	(45)	(311)
Transfer to other assets	—	(90)	(1)	(23)	(114)
Transfer between categories	6	2,987	(3,042)	49	—
Exchange translation differences	(3)	(686)	(24)	(152)	(865)

As at 31 December 2005	210	34,360	1,300	6,315	42,185

Accumulated depreciation and impairment losses
As at 1 January 2005	27	7,958	—	2,486	10,471
Charge for the year - continuing operations	6	2,303	—	753	3,062
Charge for the year - discontinued operations	—	14	—	2	16
Disposals	—	(577)	—	(120)	(697)
Relating to subsidiaries acquired (Note 29(a))	16	4,418	—	920	5,354
Relating to subsidiaries disposed of (Note 29(c))	—	(95)	—	(26)	(121)
Transfer to other assets	—	(59)	—	(18)	(77)
Transfer between categories	—	16	—	(16)	—
Exchange translation differences	—	(315)	—	(99)	(414)

As at 31 December 2005	49	13,663	—	3,882	17,594

Net book value
As at 31 December 2005	161	20,697	1,300	2,433	24,591

Hutchison Telecommunications International Limited Annual Report 2006	117

Notes to the Accounts

19.	Fixed Assets (continued)

The movement of fixed assets for the year ended 31 December 2006 is as follows:

	Buildings HK$ millions	Telecom- munications and network equipment HK$ millions	Construction in progress HK$ millions	Others HK$ millions	Total HK$ millions
Cost
As at 1 January 2006	210	34,360	1,300	6,315	42,185
Additions - continuing operations	—	1,349	7,446	324	9,119
Disposals	—	(166)	(1)	(171)	(338)
Relating to subsidiaries acquired (Note 29(a))	44	526	303	33	906
Relating to transmission business acquired (Note 29(b))	—	137	—	—	137
Relating to subsidiaries disposed of (Note 29(c))	(44)	—	—	(61)	(105)
Transfer to other assets	—	(20)	2	(8)	(26)
Transfer between categories	17	6,173	(6,500)	310	—
Exchange translation differences	3	1,180	200	308	1,691

As at 31 December 2006	230	43,539	2,750	7,050	53,569

Accumulated depreciation and impairment losses
As at 1 January 2006	49	13,663	—	3,882	17,594
Charge for the year - continuing operations	9	2,699	—	931	3,639
Impairment loss for the year	—	16	—	—	16
Disposals	—	(151)	—	(138)	(289)
Relating to subsidiaries disposed of (Note 29(c))	(6)	—	—	(52)	(58)
Transfer to other assets	—	(3)	—	(5)	(8)
Exchange translation differences	1	529	—	183	713

As at 31 December 2006	53	16,753	—	4,801	21,607

Net book value
As at 31 December 2006	177	26,786	2,750	2,249	31,962

118	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

19.	Fixed Assets (continued)

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Other assets include motor vehicles, office furniture and equipment, computer equipment and leasehold improvements.

Analysis of the net book value of buildings is as follows:

	2005 HK$ millions	2006 HK$ millions
Hong Kong
Long leasehold (not less than 50 years)	1	1
Medium leasehold (less than 50 years but not less than 10 years)	55	52

Outside Hong Kong
Freehold	34	77
Long leasehold	18	18
Medium leasehold	38	—
Short leasehold (less than 10 years)	15	29

	161	177

The fixed assets of the Group held under finance lease arrangements are as follows:

	2005 HK$ millions	2006 HK$ millions
(i) Telecommunications and network equipment held under defeased finance leases
Cost	3,222	3,252
Accumulated depreciation and impairment losses	(2,639)	(2,772)

Net book value	583	480

Depreciation during the year	126	132

Impairment loss during the year	—	—

(ii) Other assets held under finance leases
Cost	73	58
Accumulated depreciation and impairment losses	(5)	(9)

Net book value	68	49

Depreciation during the year	5	5

Impairment loss during the year	—	—

Hutchison Telecommunications International Limited Annual Report 2006	119

Notes to the Accounts

20.	Goodwill

	Note		2005 HK$ millions	2006 HK$ millions
Gross carrying amount and net book value at beginning of year			6,139	9,688
Relating to additional equity interests in subsidiaries acquired	(a	)	2,398	4,736
Relating to subsidiaries acquired (Note 29(a))			1,822	4,681
Relating to subsidiaries partially disposed of			(340)	(12)
Relating to subsidiaries disposed of (Note 29(c))			(177)	—
Exchange translation differences			(154)	478

Gross carrying amount and net book value at end of year			9,688	19,571

Accumulated impairment losses at beginning and end of year			—	—

(a)	Goodwill relating to acquisition of additional equity interests in subsidiaries

(i)	Year ended 31 December 2005

In January 2005, the Group’s shareholding in Kasapa Telecom Limited increased from 80% to 100% following the transfer of the remaining 20% shareholding from the minority shareholders at no consideration. In this connection, the Group recorded goodwill of HK$46 million.

In July 2005, the Group privatised, by way of scheme of arrangement (“Scheme”), Hutchison Global Communications Holdings Limited (“HGCH”), which holds the Group’s Hong Kong fixed-line business. The Supreme Court of Bermuda sanctioned the Scheme on 8 July 2005 and the Scheme became effective on 15 July 2005. Holders of over 99% of HGCH shares not held by the Group, elected (or were deemed to have elected) to receive shares in the Company as the consideration for the cancellation of their HGCH shares. This, together with those who elected cash and the consideration under an offer made on behalf of the Company in relation to previously outstanding share options of HGCH, resulted in a total of HK$475 million of cash drawn from the Group’s debt facilities, approximately 253 million new shares (representing 5.3% of the Company’s enlarged issued share capital and 5.6% of the Company’s pre-privatisation issued share capital) being issued by the Company, and approximately 60 million existing shares in the Company originally held by the HWL group being transferred to certain previous HGCH shareholders and optionholders. In this connection, the Group’s shareholding in HGCH increased from 52.53% to 100% and recorded goodwill of HK$2,352 million.

As a result of foregoing, the Group recorded goodwill of HK$2,398 million relating to acquisition of the additional equity interests in subsidiaries for the year ended 31 December 2005.

(ii)	Year ended 31 December 2006

In March 2006, the Group reorganised its holding structure in Hutchison Essar (the “Reorganisation”) in light of changes in the rules governing foreign direct investment in telecommunications operators in India. Following the Reorganisation, the Group recorded goodwill of HK$1,716 million.

In June 2006, the Group entered into an agreement to acquire an interest in IndusInd Telecom Network Limited (subsequently renamed Omega Telecom Holdings Private Limited), which holds 5.11% in Hutchison Essar, for a total consideration of US$450 million (approximately HK$3,493 million). The Group recorded goodwill of HK$3,020 million.

As a result of foregoing, the Group recorded goodwill of HK$4,736 million relating to the acquisition of additional attributable equity interests in subsidiaries for the year ended 31 December 2006.

120	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

20.	Goodwill (continued)

Impairment test for goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2005 HK$ millions	2006 HK$ millions
Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed-line telecommunications	2,385	2,385

Subtotal for Hong Kong and Macau	3,850	3,850
India	3,782	13,507
Israel	870	945
Indonesia	932	1,015
Multiple units without significant goodwill	254	254

	9,688	19,571

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period to 2011.

Key assumptions used for value-in-use calculations are:

1.	Budgeted earnings before interest, taxation, depreciation and amortisation (“EBITDA”) has been based on past performance of the Group’s respective CGUs and its expectation for the market development. Management considers EBITDA a proxy for operating cash flow.

2.	A long-term growth rate into perpetuity was not used to extrapolate cash flows beyond the budget period. Instead, the management uses EBITDA multiples to determine the terminal value of the Group’s respective CGUs.

3.	The discount rate applied to cash flows of the Group’s respective CGUs is based on pre-tax discount rate and reflects the specific risks relating to the relevant segment. The pre-tax discounted rate applied in the value-in-use calculation is as follows:

Hong Kong and Macau
Mobile telecommunications	5%
Fixed-line telecommunications	6%
India	8%
Israel	7%
Indonesia	8%

Hutchison Telecommunications International Limited Annual Report 2006	121

Notes to the Accounts

21.	Other Intangible Assets

	Telecom– munications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
As at 1 January 2005
Cost	4,638	728	—	—	5,366
Accumulated amortisation	(1,082)	(425)	—	—	(1,507)

Net book value	3,556	303	—	—	3,859

Year ended 31 December 2005
Opening net book value	3,556	303	—	—	3,859
Additions	—	650	—	—	650
Write off during the year	—	(99)	—	—	(99)
Relating to subsidiaries acquired (Note 29(a))	2,402	—	726	3,362	6,490
Amortisation for the year	(384)	(533)	(30)	(264)	(1,211)
Exchange translation differences	(238)	(20)	(44)	(205)	(507)

Closing net book value	5,336	301	652	2,893	9,182

As at 1 January 2006
Cost	7,961	851	682	3,157	12,651
Accumulated amortisation	(2,625)	(550)	(30)	(264)	(3,469)

Net book value	5,336	301	652	2,893	9,182

	Telecom– munications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
Year ended 31 December 2006
Opening net book value	5,336	301	652	2,893	9,182
Additions	1,351	485	—	—	1,836
Write off during the year	(14)	(26)	—	—	(40)
Relating to subsidiaries acquired (Note 29(a))	264	—	3	105	372
Relating to transmission business acquired (Note 29(b))	—	—	—	48	48
Amortisation for the year	(458)	(394)	(44)	(428)	(1,324)
Exchange translation differences	353	—	63	270	686

Closing net book value	6,832	366	674	2,888	10,760

As at 31 December 2006
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortisation	(3,273)	(813)	(79)	(743)	(4,908)

Net book value	6,832	366	674	2,888	10,760

122	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

21.	Other Intangible Assets (continued)

As at 31 December 2006, the estimated aggregate amortisation expense of other intangible assets for each of the five succeeding years is as follows:

HK$ millions
In the first year	1,403
In the second year	1,453
In the third year	1,370
In the fourth year	1,354
In the fifth year	1,311

22.	Other Non-current Assets

	Note		2005 HK$ millions	2006 HK$ millions
Prepaid capacity and maintenance	(a	)	1,344	1,425
Other receivables and prepayments	(b	)	307	929
Advance payments for network rollout	(b	)	—	356
Held-to-maturity debt securities	(c	)	—	551
Long-term deposits	(d	)	416	451
Loan to a related company (Note 33(iii)(c))			—	117

			2,067	3,829

(a)	The movement of prepaid capacity and maintenance is as follows:

	2005 HK$ millions	2006 HK$ millions
Net book value at 1 January	1,238	1,344
Additions	200	181
Amortisation for the year	(94)	(100)

Net book value at 31 December	1,344	1,425

(b)	Other receivables and prepayments and advance payments for network rollout are carried at amortised cost. The fair value of other receivables and advance payments for network rollout, which approximates their carrying amount, at the balance sheet date are based on cash flows discounted using a rate based on the borrowing rate of 1.19% to 7.38% per annum (2005 - 5% to 5.4% per annum).

(c)	The held-to-maturity debt securities, representing investment in corporate and other bonds, are carried at amortised cost. The corporate and other bonds, and interest thereon, are restricted to be used for repayment of amounts due under the defeased finance lease arrangement. The fair value, determined based on the quoted market price, amounted to approximately HK$693 million. The coupon rates of the corporate and other bonds was zero to 7% per annum.

(d)	Long-term deposits are carried at amortised costs, which approximate their fair value as the deposits carry floating interest rates and have an average maturity of 1 to 3 months (2005 - 2 to 3 months). The effective interest rate on long-term deposits as at 31 December was 4.1% to 5.0% per annum (2005 - 3.2% to 3.9% per annum). The long-term deposits are pledged to a bank as collateral to secure a subsidiary’s obligations under the defeasance of finance lease and certain performance bonds required by the Office of Telecommunications Authority (“OFTA”) in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary.

The maximum exposure to credit risk at the reporting date is the fair value of each class of the non-current assets mentioned above.

Hutchison Telecommunications International Limited Annual Report 2006	123

Notes to the Accounts

23.	Deferred Taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2005 HK$ millions	2006 HK$ millions
Deferred tax assets	918	997
Deferred tax liabilities	(963)	(1,075)

Net deferred tax liabilities	(45)	(78)

The gross movement of the deferred tax liabilities/(assets) is as follows:

	Accelerated depreciation allowance HK$ millions	Tax losses HK$ millions	Fair value adjustments arising from business combination HK$ millions	Other temporary differences HK$ millions	Total HK$ millions
As at 1 January 2005	(1,429)	2,125	—	—	696
Net credit/(charge) for the year (Note 13)	824	(1,184)	100	55	(205)
Relating to subsidiaries acquired (Note 29(a))	—	523	(1,104)	—	(581)
Exchange translation differences	(30)	(10)	67	18	45

As at 31 December 2005	(635)	1,454	(937)	73	(45)

As at 1 January 2006	(635)	1,454	(937)	73	(45)
Net (charge)/credit for the year (Note 13)	(1,419)	1,319	134	36	70
Relating to transmission business acquired (Note 29(b))	—	—	(16)	—	(16)
Relating to subsidiaries disposed of (Note 29(c))	3	(3)	—	—	—
Exchange translation differences	7	5	(94)	(5)	(87)

As at 31 December 2006	(2,044)	2,775	(913)	104	(78)

The potential deferred tax assets which have not been recognised in the accounts are as follows:

	2005 HK$ millions	2006 HK$ millions
Arising from unused tax losses	2,578	2,986
Arising from depreciation allowances	—	231
Arising from other temporary differences	—	486

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

124	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

23.	Deferred Taxation (continued)

Out of the total unrecognised tax losses of HK$11,068 million (2005 - HK$10,405 million) carried forward, an amount of HK$4,798 million (2005 - HK$6,392 million) can be carried forward indefinitely. The remaining HK$6,270 million (2005 - HK$4,013 million) will expire in the following years:

	2005 HK$ millions	2006 HK$ millions
In the first year	99	385
In the second year	393	1,334
In the third year	1,335	1,343
In the fourth year	1,006	1,303
In the fifth to tenth years inclusive	1,180	1,905

	4,013	6,270

24.	Trade and Other Payables

	Note		2005 HK$ millions	2006 HK$ millions
Trade payables	(a	)	2,206	2,531
Accrued expenses and other payables			6,270	7,952
Deferred revenue			564	580
Receipts in advance			1,181	1,944
Share-based payment liabilities			—	114
Payables to related companies (Note 33(iii))			153	99
Current portion of licence fees liabilities (Note 26(a))			161	259

			10,535	13,479

(a)	Trade payables

The ageing analysis of the trade payables is as follows:

	2005 HK$ millions	2006 HK$ millions
Current	586	1,150
31-60 days	560	504
61-90 days	660	521
Over 90 days	400	356

	2,206	2,531

Hutchison Telecommunications International Limited Annual Report 2006	125

Notes to the Accounts

25.	Borrowings

	2005 HK$ millions	2006 HK$ millions
Current
Bank loans	7,677	13,171
Other loans	11	2,877
Notes and debentures	2	—

	7,690	16,048

Non-current
Bank loans	14,844	16,044
Other loans	791	3,619
Notes and debentures	3,367	3,706

	19,002	23,369

Total borrowings	26,692	39,417

The maturity of borrowings is as follows:

	2005 HK$ millions	2006 HK$ millions
Bank loans
Repayable within 5 years	22,521	29,215

Other loans
Repayable within 5 years	789	6,481
Not wholly repayable within 5 years	13	15

	802	6,496

Notes and debentures
Repayable within 5 years	2	—
Not wholly repayable within 5 years	3,367	3,706

	3,369	3,706

Total borrowings	26,692	39,417

126	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

25.	Borrowings (continued)

The non-current borrowings are repayable as follows:

	2005 HK$ millions	2006 HK$ millions
Bank loans
After 1 year, but within 2 years	1,775	14,683
After 2 years, but within 5 years	13,069	1,361
Other loans
After 1 year, but within 2 years	14	1,819
After 2 years, but within 5 years	772	1,795
After 5 years	5	5
Notes and debentures
After 2 years, but within 5 years	1,947	3,398
After 5 years	1,420	308

	19,002	23,369

The Group’s borrowings as at 31 December 2005 and 2006 by segment, as well as information regarding maturities and interest expenses for the year ended 31 December 2005 and 2006 in respect of such debt are as follows:

	As at and for the year ended 31 December 2005
	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Hong Kong and Macau
Mobile telecommunications	—	4,128	4,128	144
Fixed-line telecommunications	2	262	264	1
India	1,796	4,057	5,853	342
Israel	58	4,483	4,541	429
Thailand	5,698	1,488	7,186	299
Others	136	4,584	4,720	99

	7,690	19,002	26,692	1,314

	As at and for the year ended 31 December 2006
	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Hong Kong and Macau
Mobile telecommunications	—	5,090	5,090	200
Fixed-line telecommunications	2	5,190	5,192	8
India	7,304	8,409	15,713	1,050
Israel	75	4,205	4,280	187
Thailand	8,587	94	8,681	504
Others	80	381	461	335

	16,048	23,369	39,417	2,284

Hutchison Telecommunications International Limited Annual Report 2006	127

Notes to the Accounts

25.	Borrowings (continued)

Included in the other loans are obligations under finance lease repayable as follows:

	2005 HK$ millions	2006 HK$ millions
Finance lease obligations – minimum lease payments:
Not later than 1 year	10	15
After 1 year, but within 2 years	10	564
After 2 years, but within 5 years	15	8
After 5 years	—	5

	35	592
Future finance charges on finance lease obligations	(3)	(8)

Present value of finance lease obligations	32	584

The present value of finance lease obligations is as follows:
Not later than 1 year	9	13
After 1 year, but within 2 years	9	562
After 2 years, but within 5 years	14	7
After 5 years	—	2

	32	584

The Group’s outstanding borrowings are denominated in the following currencies:

	2005 HK$ millions	2006 HK$ millions
Hong Kong dollars	6,260	5,314
New Israeli Shekel	4,515	4,258
Indian Rupees	5,230	14,631
Thai Baht	5,421	1,972
Japanese Yen	1,595	6,578
US dollars	3,626	6,664
Singapore dollars	14	—
Malaysian Ringgit	15	—
Renminbi	16	—

	26,692	39,417

128	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

25.	Borrowings (continued)

The Group’s borrowings, including interest rates and maturities, are summarised as follows:

	Maturity date	2005 HK$ millions	2006 HK$ millions
Secured bank loans
Fixed, 7.00% - 7.70% per annum	2007 -2008	1,257	6,233
Variable, 4.78% - 9.50% per annum	2007 -2011	12,960	12,130
Unsecured bank loans
Fixed, 8.92% - 9.05% per annum	2007	27	785
Variable, 1.19% - 8.00% per annum	2007 -2010	8,277	10,067
Other secured loans
Finance lease obligations	2007 -2015	32	584
Fixed, 7.70% - 9.77%	2007	—	2,863
Variable, 6.72% - 10.39% per annum	2008 -2009	—	3,033
Other unsecured loans
Fixed, 7.50% per annum	2014	14	12
Variable, 7.37% per annum	2009	756	4
Notes and debentures
Fixed, NIL% per annum	2006	2	—
Variable, 4.25% per annum	2012	3,367	3,706

Total borrowings		26,692	39,417
Less: total borrowings repayable within twelve months		(7,690)	(16,048)

Total non-current borrowings		19,002	23,369

The fair values of the Group’s total borrowings at 31 December 2006 are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 2.19% to 10.61% (2005 - 2.63% to 8.25%).

The fair values of the Group’s total borrowings as at 31 December 2006 were approximately HK$39,321 million (2005 - HK$26,692 million).

As at 31 December 2006, total borrowings of HK$8,042 million (2005 - HK$7,488 million) are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 31 December 2006, fixed assets and current assets of certain subsidiaries with a carrying value of HK$27,603 million (2005 - HK$11,520 million) and HK$30,077 million (2005 - HK$6,756 million), respectively were used as collateral for certain of the borrowings. The current portion of borrowings of the Group is secured to the extent of HK$6,594 million (2005 - HK$868 million). The non-current portion of borrowings of the Group is secured to the extent of HK$18,249 million (2005 - HK$16,748 million).

In December 2006, the Group’s Thailand operations extended six commercial loan facilities totalling JPY117,530 million and THB5,000 million (together approximately HK$8,833 million) by one year with international lenders. All the Japanese Yen loan drawings and repayments were converted to Thai Baht payments through cross currency swaps and forward foreign currency contracts.

HECL, a subsidiary of the Company acquired during the year, has a facility that as at 31 December 2006 amounted to INR3,590 million (approximately HK$626 million) from non-banking institutions and INR16,331 million (approximately HK$2,848 million) from banks. HECL has during the year entered into a corporate debt restructuring scheme in respect of this facility, which was repayable by 31 December 2006 with an option to repay the dues by way of refinancing, with a group of non-banking institutions and banks (“the lenders”). However, HECL could not refinance the loans due to the non-receipt of confirmation of balance from one of the banks. Accordingly, HECL requested the lenders to extend the repayment date to 31 March 2007 without prepayment penalties or exercising any other rights that the bankers might have exercised. At the approval date of these accounts, no formal decision has been made by the lenders on the extension of the facility.

Hutchison Telecommunications International Limited Annual Report 2006	129

Notes to the Accounts

26.	Other Non-current Liabilities

	Note		2005 HK$ millions	2006 HK$ millions
Non-current licence fees liabilities	(a	)	1,225	2,549
Pension obligations	(b	)	12	15
Employee retirement obligations			52	62
Deferred revenue			30	30
Accrued expenses and other payables			14	336

			1,333	2,992

(a)	Licence fees liabilities

	2005 HK$ millions	2006 HK$ millions
Licence fees liabilities - minimal annual fees payments:
Not later than 1 year	186	284
After 1 year, but within 5 years	895	2,009
After 5 years	1,446	2,462

	2,527	4,755
Future finance charges on licence fees liabilities	(1,141)	(1,947)

Present value of licence fees liabilities	1,386	2,808

The present value of licence fees liabilities is as follows:
Current portion of licence fees liabilities (Note 24)	161	259

Non-current licence fees liabilities:
After 1 year, but within 5 years	386	1,446
After 5 years	839	1,103

	1,225	2,549

Total licence fees liabilities	1,386	2,808

130	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

26.	Other Non-current Liabilities (continued)

(b)	Pension obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(i)	Defined benefit plans

The Group’s defined benefit plans represent principally contributory final salary pension plans in Hong Kong. As at 31 December 2006, the Group’s plans were valued by the independent qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The principal actuarial assumptions used for accounting purposes are as follows:

	2005	2006
Discount rate applied to defined benefit plan obligations	4.50%	3.75% - 11.00%
Expected return on plan assets	8.00%	8.00%
Future salary increases	3.00% - 4.00%	3.00% - 10.00%
Interest credited on plan accounts	5.00% -6.00%	5.00% - 6.00%

	2005 HK$ millions	2006 HK$ millions
The amount recognised in the consolidated income statement:
Current service cost	39	26
Interest cost	11	8
Expected return on scheme assets	(20)	(15)
Gains on curtailments and settlements	(48)	(7)

Total, included in staff costs	(18)	12

The amount recognised in the consolidated balance sheet as at the end of the year:
Present value of funded plans’ obligations	205	193
Present value of unfunded plans’ obligations	—	9
Less: fair value of plan assets	(193)	(187)

Liability recognised in consolidated balance sheet	12	15

The limit of net assets to be recognised:
Cumulative unrecognised net actuarial losses and past service cost	—	—
Present value of available future refunds or reduction in future contribution	11	11

Limit per HKAS 19 paragraph 58/58A/58B	11	11
Net pension liabilities recognised in consolidated balance sheet	12	15
Reduction of net asset due to the limit	—	—

Changes in present value of the defined benefit obligation
Present value of obligation as at beginning of the year	409	205
Current service cost net of employee contributions	39	26
Actual employee contributions	2	1
Interest cost	11	8
Actuarial losses/(gains) on obligation	(34)	4
Gains on curtailments and settlements	(48)	(7)
Actual benefits paid	(172)	(34)
Net transfer out liabilities	(2)	(1)

Present value of obligation as at end of the year	205	202

Hutchison Telecommunications International Limited Annual Report 2006	131

Notes to the Accounts

26.	Other Non-current Liabilities (continued)

(b)	Pension obligations (continued)

(i)	Defined benefit plans (continued)

	2005 HK$ millions	2006 HK$ millions
Changes in the fair value of the plan assets
Fair value of plan assets as at beginning of the year	315	193
Expected return on plan assets	20	15
Actuarial gains on plan assets	13	16
Assets distributed on settlements	(120)	—
Actual company contributions	17	5
Actual benefits paid	2	(41)
Net transfer out assets	(52)	(1)
Exchange differences	(2)	—

Fair value of plan assets as at end of the year	193	187

The analysis of the fair value of plan assets at end of the year is as follows:
Equity instruments	132	133
Debt instruments	34	37
Other assets	27	17

	193	187

The experience adjustments are as follows:
Fair value of plan assets	193	187
Present value of funded plans’ obligations	(205)	(193)
Present value of unfunded plans’ obligations	—	(9)

	(12)	(15)

Experience adjustments on plan assets	12	15

Percentage of plan assets (%)	6	8

Experience adjustments on plan obligations	(13)	(12)

Percentage of plan obligations (%)	6	6

The actual return on plan assets during the year ended 31 December 2006 was HK$30 million (2005 - HK$32 million).

The accumulated actuarial losses recognised in the statement of recognised income and expense as at 31 December 2006 was HK$24 million (2005 - HK$28 million).

There is no immediate requirement for the Group to fund the deficit between the fair value of defined benefit plan assets and the present value of the defined benefit plan obligations disclosed as at 31 December 2006. Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

132	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

26.	Other Non-current Liabilities (continued)

(b)	Pension obligations (continued)

(i)	Defined benefit plans (continued)

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 30 June 2006 reported a funding level of 108% of the accrued actuarial liabilities on an ongoing basis. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 30 June 2009 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2006, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(ii)	Defined contribution plans

The employees of certain subsidiaries are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contribution totaling HK$1 million (2005 - HK$3 million) were used to reduce the current year’s level of contribution.

27.	Share Capital

(a)	Share capital of the Company

(i)	Authorised share capital of the Company

The authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (2005 - 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (2005 - 1 million preference shares of US$0.01 each).

(ii)	Issued share capital of the Company

	Number of shares	Issued and fully paid HK$ millions
Balance at 1 January 2005	4,500,000,000	1,125
Issued during the year (Notes 20(a)(i) and 29(e))	252,546,209	63

Balance at 31 December 2005	4,752,546,209	1,188

Balance at 1 January 2006	4,752,546,209	1,188
Issued during the year (Note 27(b))	13,426,333	3

Balance at 31 December 2006	4,765,972,542	1,191

Hutchison Telecommunications International Limited Annual Report 2006	133

Notes to the Accounts

27.	Share Capital (continued)

(b)	Share options of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively.

Share options are granted to directors and employees. The exercise price of the granted options is equal to the average market price of the five trading days immediately preceding the date of the grant. Options are conditional on the employee completing, at a minimum, one year’s service (the vesting period). The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

On 8 August 2005, 76,300,000 options were granted to directors and employees of the Group at an exercise price of HK$8.70 per share. One third of these options are exercisable on the expiry of each of the first, second and third year after the date of which the option was accepted. The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2005			2006
	Exercise price per share		Options (thousands)	Exercise price per share		Options (thousands)
As at 1 January		—	—	HK$	8.70	76,300
Granted	HK$	8.70	76,300		—	—
Forfeited		—	—	HK$	8.70	(12,417)
Exercised (Note 27(a))		—	—	HK$	8.70	(13,426)

As at 31 December	HK$	8.70	76,300	HK$	8.70	50,457

Of the 50,457 thousand (2005 - 76,300 thousand) outstanding options, 9,424 thousand (2005 - nil) options are exercisable. Options exercised in 2006 resulted in 13,426 thousand (2005 - nil) shares being issued at HK$8.70 each. The related weighted average share price at the time of exercise was HK$16.51 per share. All the share options outstanding at the end of the year are expiring on 7 August 2015.

The weighted average fair value of options granted during 2005 determined using the Black-Scholes valuation model was HK$3.05 at the measurement date. The significant inputs into the model were a share price of HK$8.70, grant date on 8 August 2005, exercise price of HK$8.70 per share, standard deviation of expected share price returns of 27.76%, expected life of options of 5.5 to 6.5 years, zero expected dividend paid out rate, annual risk-free interest rate of 3.68% and an expected workforce turnover rate of 5%. The volatility measured at the standard deviation of expected share price returns was based on statistical analysis of daily share prices of comparable telecommunication companies over the last three years.

134	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

28.	Reserves

	Share premium HK$millions	Accumulated losses HK$millions	Cumulative translation adjustments HK$millions	Fair value and other reserves HK$millions	Investment revaluation reserves HK$millions	Total HK$millions
Balance at 1 January 2005	19,330	(6,388)	(242)	25	—	12,725
Currency translation differences	—	—	(318)	2	—	(316)
Relating to subsidiaries acquired	1,857	—	—	—	1,233	3,090
Relating to subsidiaries disposed of	—	—	119	—	—	119
Loss attributable to equity holders of the Company for the year	—	(768)	—	—	—	(768)
Employee share option scheme
- value of services provided	—	—	—	90	—	90
Actuarial gains of defined benefits plans	—	42	—	—	—	42

Balance at 31 December 2005	21,187	(7,114)	(441)	117	1,233	14,982

Balance at 1 January 2006, as previously reported	21,187	(7,114)	(441)	117	1,233	14,982
Retrospective adjustment in respect of adoption of the amendment to HKAS 21	—	(9)	9	—	—	—

Balance at 1 January 2006, as restated	21,187	(7,123)	(432)	117	1,233	14,982
Currency translation differences	—	—	64	1	—	65
Profit attributable to equity holders of the Company for the year	—	201	—	—	—	201
Transfer between reserves	—	(4)	—	4	—	—
Employee share option scheme
- value of services provided	—	—	—	96	—	96
Issuance of ordinary shares arising from exercise of employee share options	154	—	—	(41)	—	113
Actuarial gains of defined benefits plans	—	11	—	—	—	11

Balance at 31 December 2006	21,341	(6,915)	(368)	177	1,233	15,468

The accumulated losses of the Group include accumulated losses of HK$2 million by associates as at 31 December 2006 (2005 - HK$4 million).

Hutchison Telecommunications International Limited Annual Report 2006	135

Notes to the Accounts

29.	Notes to Consolidated Cash Flow Statement

	2005 HK$ millions	2006 HK$ millions
(a) Purchases of subsidiaries
Net assets acquired
(excluding cash and cash equivalents):
Fixed assets (Note 19)	3,404	906
Goodwill (Note 20)	1,822	4,681
Other intangible assets
- telecommunications licence (Note 21)	2,402	264
- brand name and customer base (Note 21)	4,088	108
Other non-current assets - other receivables	280	—
Associates	—	—
Stocks	168	3
Trade and other receivables	1,303	262
Borrowings (Note (d))	(5,409)	(3,238)
Trade and other payables	(1,574)	(1,020)
Other non-current liabilities	(58)	—
Deferred tax liabilities (Note 23)	(581)	—
Loan from minority shareholders (Note (d))	(3)	—
Minority interest (Note (d))	(1,926)	—

	3,916	1,966
Less: Investments amount held prior to purchase	(1,757)	—
Less: Investments revaluation reserve upon acquisition	(1,233)	—

	926	1,966

Discharged by:
Cash payment	934	—
Less: Cash and cash equivalents acquired	(8)	(41)

Total net cash consideration	926	(41)
Prepayment for acquisition of subsidiaries	—	2,007

	926	1,966

(b) Purchase of transmission business
Net assets acquired:
Fixed assets (Note 19)	—	137
Other intangible assets
- customer base (Note 21)	—	48
Deferred tax liabilities (Note 23)	—	(16)

	—	169

Discharged by:
Cash payment	—	124
Negative goodwill recognised directly in the consolidated income statement (Note 5(b))	—	45

	—	169

136	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

29.	Notes to Consolidated Cash Flow Statement (continued)

	2005 HK$ millions	2006 HK$ millions
(c) Disposal of subsidiaries
Net assets disposed of
(excluding cash and cash equivalents):
Fixed assets (Note 19)	190	47
Goodwill (Note 20)	177	—
Other non-current assets	22	—
Stocks	7	61
Deferred tax assets (Note 23)	—	3
Trade and other receivables	66	250
Borrowings (Note (d))	—	(63)
Trade and other payables	(50)	(273)
Current income tax liabilities	—	(20)
Deferred tax liabilities (Note 23)	—	(3)
Exchange reserve	119	—
Minority interest (Note (d))	(2)	—

	529	2
Loss on disposal of subsidiaries	(336)	—

	193	2

Satisfied by:
Cash payment	198	105
Less: Cash and cash equivalents disposed of	(5)	(103)

	193	2

	Borrowings HK$ millions	Minority interest HK$ millions	Total HK$ millions
(d) Analysis of changes in financing during the year
As at 1 January 2005	17,555	1,000	18,555
New loans	26,779	—	26,779
Repayment of loans	(22,208)	(3)	(22,211)

Net cash flows from financing activities	4,571	(3)	4,568
Minority interest in profit	—	618	618
Exchange translation differences	(652)	(151)	(803)
Relating to subsidiaries acquired (Note (a))	5,409	1,929	7,338
Relating to additional interest in subsidiaries acquired	—	(26)	(26)
Relating to a subsidiary disposed of (Note (c))	—	(2)	(2)
Relating to a subsidiary partially disposed of	—	17	17
Equity contribution from minority shareholders	—	312	312
Dividends paid to minority shareholders	—	(70)	(70)
Share of other reserves	—	27	27
Actuarial gains of defined benefits plans	—	5	5
Transfer of loans	4	(4)	—
Net off of loan facility fees	(195)	—	(195)

As at 31 December 2005	26,692	3,652	30,344

Hutchison Telecommunications International Limited Annual Report 2006	137

Notes to the Accounts

29.	Notes to Consolidated Cash Flow Statement (continued)

	Borrowings HK$ millions	Minority interest HK$ millions	Total HK$ millions
(d) Analysis of changes in financing during the year (continued)
As at 1 January 2006	26,692	3,652	30,344
New loans	33,605	—	33,605
Repayment of loans	(25,532)	—	(25,532)

Net cash flows from financing activities	8,073	—	8,073
Minority interest in profit	—	1,375	1,375
Exchange translation differences	1,396	256	1,652
Relating to subsidiaries acquired (Note (a))	3,238	—	3,238
Relating to additional interest in subsidiaries acquired	—	(524)	(524)
Relating to a subsidiary disposed of (Note (c))	(63)	—	(63)
Relating to exercise of share options of a subsidiary	—	67	67
Equity contribution from minority shareholders	—	1,368	1,368
Dividend paid to minority shareholders	—	(266)	(266)
Share of other reserves	—	17	17
Actuarial gains of defined benefits plans	—	1	1
Repayment of loan from minority shareholders	—	(188)	(188)
Amortisation of loan facility fees	81	—	81

As at 31 December 2006	39,417	5,758	45,175

(e)	Significant non-cash transactions

During the year ended 31 December 2005, the Group privatised HGCH by way of scheme of arrangement (Note 20(a)(i)). In this connection, the Group issued approximately 253 million new ordinary shares with an imputed value of HK$7.60 per ordinary share and resulting in an increase of share capital and share premium by HK$63 million and HK$1,857 million respectively.

During the year ended 31 December 2006, the Group capitalised licence fees of HK$1,351 million as telecommunication licences (included in other intangible assets) with the corresponding amount recorded as licence fee liabilities (represented mainly the discounted value of the fixed annual fees to be paid over the licence period).

30.	Contingent liabilities

As at 31 December 2006, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$319 million.

(b)	a claim against the Group’s subsidiary in Israel, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The claim to date amounts to approximately HK$1,014 million. At this stage, and until the claim is recognised as a class action, the Group and its legal counsel are unable to evaluate the probability of success of such claim, and therefore no provision has been made. In addition, the Group and its legal counsel are of the opinion that even if the request to recognise this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will likely be significantly lower than the abovementioned amount.

(c)	claims against the Group’s subsidiaries in India in respect of certain taxes (income tax, service tax and Central Excise), duties and other demands under adjudication, dispute and/or appeal. The claims to date amount to approximately HK$251 million. The Group and its legal counsel are vigorously defending all claims. No amounts have been recognised in respect of the contingent liabilities as it is expected that the Group will meet the requisite performance criteria and will be successful in its defence against the claims.

138	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

31.	Commitments

Outstanding Group commitments not provided for in the accounts are as follows:

(a)	Capital commitments

	Telecommunications mobile network		Telecommunications fixed network
	2005 HK$ millions	2006 HK$ millions	2005 HK$ millions	2006 HK$ millions
Contracted but not provided for	3,792	7,359	606	360
Authorised but not contracted for (Note)	11,787	10,500	316	268

	15,579	17,859	922	628

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	2005 HK$ millions	2006 HK$ millions	2005 HK$ millions	2006 HK$ millions
Not later than one year	561	747	174	177
Later than one year and not later than five years	816	1,532	130	194
Later than five years	810	1,569	57	87

	2,187	3,848	361	458

(c)	Acquisition of telecommunications licence for third generation mobile services

In October 2001, a subsidiary of the Company was issued a 3G licence in the 1900-2200-MHz radio spectrum for Hong Kong (“Licence”) for a duration of 15 years. For the first five years of the term of the License, fixed annual licence fees were payable. Beginning from the sixth year of the Licence, variable licence fees payable amount to 5% of network turnover (as defined in the Licence) in respect of the relevant year; or the Appropriate Fee (as defined in the Licence) in respect of the relevant year whichever is greater. The net present value of the Appropriate Fee has already been recorded as licence fees liabilities.

Hutchison Telecommunications International Limited Annual Report 2006	139

Notes to the Accounts

31.	Commitments (continued)

(d)	Royalties commitments

Partner is committed to pay royalties to the Government of Israel at 3.5% on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” which includes all kinds of income of Partner from the provision of telecommunications services under the licence - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. From 1 January 2006, the rate of royalty payments paid by cellular operators will be reduced annually by 0.5% until it reaches a level of 1%.

(e)	Funding commitments

The Group has agreed to provide or arrange necessary funding for its Thailand operations in the event additional equity funding is to be contributed.

GMRP (Thailand) Limited (“GMRP”) has granted a call option to the Group and the Group has granted a put option to GMRP in respect of up to all of the shares in Hutchison Wireless MultiMedia Holdings Limited (“HWMHL”), the holding company of Hutchison CAT Wireless MultiMedia Limited, held by GMRP.

HWMHL has granted an option to the CAT Telecom Public Company Limited (“CAT Telecom”) to swap the shares which CAT Telecom holds in Hutchison CAT Wireless MultiMedia Limited with the shares of HWMHL or BFKT (Thailand) Limited.

DPBB (Thailand) Limited (“DPBB”) has granted a call option to the Group and the Group has granted a put option to DPBB in respect of up to all the preference shares in the share capital of PKNS (Thailand) Limited, the holding company of BFKT (Thailand) Limited, held by DPBB.

The Group holds an option to acquire the Hutchison Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A..

The Group holds call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in the non-wholly owned investment holding companies in India through which the Group holds indirect interests in the Group’s Indian operating companies, in each case subject to applicable regulatory approvals. Conversely, some Indian shareholders hold put options that could, again subject to applicable regulatory approvals, require the Group to purchase additional equity interests in those investment holding companies. Some of the call and put options are exercisable at fair market value of the investment holding companies to be determined or agreed by the parties (and if no agreement is reached, as determined in accordance with a pre-agreed formula or by a specified independent investment bank, as the case may be) at the time of exercise of the relevant option. Other call and put options are exercisable at a price determined in accordance with a formula specified in the relevant options agreement.

32.	Substantial Shareholders

As at 31 December 2006, the Company is owned as to 49.7% (2005 - 49.8%) by HWL and 19.3% (2005 - 19.3%) by Orascom Telecom Holding S.A.E.. The remaining shares are widely held. As there was no shareholder, directly or indirectly, which has more than 50% of the voting control or otherwise has governing power over the Company, the Directors consider that the Company has no ultimate holding company.

140	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

33.	Related Party Transactions

For the purposes of these accounts, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals.

Related Party Group:

■	Hutchison Group - HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the year are summarised below:

(i)	Key management personnel remuneration

No transaction has been entered with the directors of the Company (being the key management personnel) during the year other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 8(a).

(ii)	Transactions with Hutchison Group:

	2005 HK$ millions	2006 HK$ millions
Provision for fixed telecommunications and other services	(72)	(68)
Provision for mobile telecommunications services income	(19)	(22)
Rental expenses on lease arrangements	72	57
Bill collection services fee expenses	11	11
Roaming arrangement fee income	(1)	(3)
Sharing of services arrangements	30	29
Dealership services fee expenses	11	21
Global procurement services arrangements expense	26	26
Provision of data center services	(17)	(19)
Purchase of handset and accessories	965	1,239
Purchase of office supplies	6	7
Advertising and promotion expenses	6	17
Guarantee and other finance fees	142	95
Interest expense on amounts due to related companies	92	—
Interest income on non-current amount due from a related company	—	(6)

(iii)	Balances with Hutchison Group:

	2005 HK$ millions	2006 HK$ millions
Receivables from related companies (a)	86	50
Payables to related companies (b)	(153)	(99)
Non-current amount due from a related company (c)	—	117

Hutchison Telecommunications International Limited Annual Report 2006	141

Notes to the Accounts

33.	Related Party Transactions (continued)

(iii)	Balances with Hutchison Group: (continued)

(a)	The receivables from related companies are unsecured, interest free and repayable on demand.

(b)	The payables to related companies arose during the ordinary course of business are unsecured, interest free and repayable on demand.

(c)	As at 31 December 2006, the non-current amount due from a related company of HK$117 million arose from a loan to Hutchison Call Centre Holdings Limited (“HCCHL”), a subsidiary of HWL, which is unsecured and bears interest at LIBOR plus 1% per annum. HCCHL holds a call option while the Group holds a put option exercisable between 3 to 5 years from March 2006, which if exercised, would entitle HCCHL to acquire the business owned by 3 Global Services Private Limited (“3GS”), a subsidiary of the Group, at an exercise price based on the aggregate of the consideration paid for the acquisition of Hutchison Tele-Services (India) Holdings Limited (“HTSI”) from HCCHL and investment cost plus interest accrued and after deduction of any distribution made by HTSI for the period from the date of acquisition to the date of transfer of the 3GS business. The loan is repayable upon the exercise of the said call/put options, or if the options were not exercised during the exercise period, the said loan together with the accrued interest income will be accounted for as the consideration for the acquisition of HTSI upon expiry of the options.

34.	Subsequent Events

(a)	Disposal of the Company’s Indian mobile telecommunications operation (the “Sale Group”)

On 11 February 2007, the Company entered into an agreement to sell its entire direct and indirect equity and loan interests, held through subsidiaries, in the Sale Group to Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11,080 million (approximately HK$86,570 million) (the “Transaction”). The Transaction is conditional on the Company’s shareholders’ approval and Indian regulatory approvals. The Transaction was subsequently approved by the Company’s shareholders at an extraordinary general meeting held on 9 March 2007.

Subsequently, ETH and certain affiliates (“Essar”) have asserted various rights in relation to the Transaction and have threatened to commence proceedings in the Indian courts in order to enforce those alleged rights, including by preventing completion of the Transaction. On 15 March 2007, the Company entered into a conditional settlement agreement (the “Settlement Agreement”) with Essar pursuant to which Essar agreed to, amongst others: (i) refrain from doing anything which would prevent, delay or inhibit completion of the Transaction; (ii) use all reasonable endeavours to ensure completion of the Transaction is achieved as soon as practically possible; (iii) waive rights it has or claims to have in respect of certain matters including those related to the Transaction; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, and subject to completion of the Transaction and obtaining the approval of its shareholders, the Company agreed to make scheduled payments aggregating US$415 million (approximately HK$3,243 million) before interest.

Upon completion of the Transaction and payment under the Settlement Agreement, the Group is expected to realise an estimated pre-tax gain of approximately US$9,195 million (HK$71,847 million) and net cash inflow of approximately US$10,585 million (HK$82,708 million).

(b)	Petition alleging breach of Foreign Direct Investment regulations (the “FDI Regulations”) in India

On 7 March 2007 the Company received a copy of a petition (the “Petition”) that had been filed with the High Court of Delhi in India naming the Company, Hutchison Essar, the Indian government and various other Indian parties as respondents. The Petition alleged, amongst others, that by virtue of the Company’s arrangements with certain Indian shareholders of Hutchison Essar, its foreign shareholding in Hutchison Essar was in breach of the FDI Regulations. The Petition requested that Hutchison Essar’s telecommunications licence be cancelled, investigations and proceedings against various parties for violation of Indian regulations be instituted and shares in Hutchison Essar held in breach of the FDI Regulations be confiscated. On 9 March 2007 the court adjourned the hearing of the Petition indefinitely, noting that the issues raised in the Petition were already being considered by competent Indian governmental authorities. The court also declined to require any of the respondents, including the Company and Hutchison Essar, to respond to the Petition. The Company considers that the Petition is entirely without merit and will take all necessary actions to vigorously defend the groundless allegations made against the Company and Hutchison Essar.

142	Hutchison Telecommunications International Limited Annual Report 2006

Notes to the Accounts

35.	US Dollar Equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 29 December 2006, which was HK$7.78 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

36.	Balance Sheet of the Company, Unconsolidated

	2005 HK$ millions	2006 HK$ millions
ASSETS
Current assets
Cash and cash equivalents	111	14
Other receivables and prepayments	2	4
Amounts due from subsidiaries (Note (b))	867	216
Loans to subsidiaries (Note (c))	26,079	19,005

Total current assets	27,059	19,239

Non-current assets
Investments in subsidiaries, at costs (Note (d))	—	3,400

Total assets	27,059	22,639

LIABILITIES
Current liabilities
Amount due to a related company (Note (b))	7	—
Amounts due to subsidiaries (Note (b))	172	94
Accrued expenses and other payables	10	22

Total current liabilities	189	116

Non-current liabilities
Loan from a subsidiary (Note (e))	4,480	—

Total liabilities	4,669	116

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital (Note 27)	1,188	1,191
Reserves (Note (f))	21,202	21,332

Total equity	22,390	22,523

Total equity and liabilities	27,059	22,639

Net current assets	26,870	19,123

Total assets less current liabilities	26,870	22,523

Dennis Pok Man LUI	Tim Lincoln PENNINGTON
Director	Director

Hutchison Telecommunications International Limited Annual Report 2006	143

Notes to the Accounts

36.	Balance Sheet of the Company, Unconsolidated (continued)

(a)	The Company was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability.

(b)	Amounts due from/to subsidiaries and a related company are unsecured, interest free and repayable on demand.

(c)	As at 31 December 2006, the loans to subsidiaries are unsecured, interest free and repayable on demand. As at 31 December 2005, except for loans to subsidiaries of HK$3,868 million which were unsecured, interest bearing and repayable on demand, other loans to subsidiaries were unsecured, interest free and repayable on demand.

(d)	In 2006, the Company injected HK$3,400 million as additional share capital into a wholly owned subsidiary, increasing the Company’s cost of investment in its subsidiaries from HK$25 to HK$3,400 million. As at 31 December 2005, the Company’s cost of investment in its subsidiaries amounted to HK$25. The investment costs as at 31 December 2005 were rounded down to zero in the Company’s balance sheet.

(e)	The loan from a subsidiary was secured, interest bearing and not repayable within twelve months from the balance sheet date. The effective interest rate on the loan from a subsidiary was 5.41% at the balance sheet date. The fair value of the loan from a subsidiary as at 31 December 2005 was approximately HK$4,480 million.

(f)	Reserves

	Share premium HK$ millions	Accumulated losses HK$ millions	Fair value and other reserves HK$ millions	Total HK$ millions
As at 1 January 2005	19,330	(3)	—	19,327
Issuance of ordinary shares (Note 28)	1,857	—	—	1,857
Loss for the year	—	(35)	—	(35)
Employee share option scheme – value of services provided	—	—	53	53

As at 31 December 2005	21,187	(38)	53	21,202

As at 1 January 2006	21,187	(38)	53	21,202
Issuance of ordinary shares arising from exercise of employee share options (Note 28)	154	—	(41)	113
Loss for the year	—	(60)	—	(60)
Employee share option scheme – value of services provided	—	—	77	77

As at 31 December 2006	21,341	(98)	89	21,332

144	Hutchison Telecommunications International Limited Annual Report 2006

Principal Subsidiaries

Particulars of the principal subsidiaries as at 31 December 2006 are as follows:

	Place of incorporation/ registration and operation	Currency	Nominal value of issued ordinary share capital/ registered capital	Percentage of equity interest held	Principal activities
Aircel Digilink India Limited (Note 1)	India	INR	1,011,000,000	52%	Mobile telecommunications services
BFKT (Thailand) Limited (Note 2)	Thailand	THB	5,000,000	49%	Network leasing
Essar Spacetel Private Limited (Note 1)	India	INR	255,000,000	52%	Mobile telecommunications services
Fascel Limited (Note 1)	India	INR	5,000,000,000	52%	Mobile telecommunications services
HCL Network Partnership	Hong Kong	HK$	10,000	100%	Telecommunications network equipment leasing and provision of ancillary services
HTI (BVI) Finance Limited	British Virgin Islands	US$	1	100%	Finance
Hutchison CAT Wireless MultiMedia Limited (Note 2)	Thailand	THB	950,000,000	36%	Marketing of mobile telecommunications services
Hutchison Essar Cellular Limited (Note 1)	India	INR	10,726,826,260	52%	Mobile telecommunications services
Hutchison Essar Limited (Note 1)	India	INR	4,140,868,500	52%	Mobile telecommunications services
Hutchison Essar Mobile Services Limited (Note 1)	India	INR	1,997,164,690	52%	Mobile telecommunications services
Hutchison Essar South Limited (Note 1)	India	INR	5,396,075,000	52%	Mobile telecommunications services
Hutchison Global Communications Limited	Hong Kong	HK$	20	100%	Fixed-line communications
Hutchison GlobalCentre Limited	Hong Kong	HK$	2	100%	Data centre facilities services
Hutchison MultiMedia Services Limited	Hong Kong	HK$	20	100%	Provision of internet services
Hutchison Telecom East Limited (Note 1)	India	INR	1,934,416,370	52%	Mobile telecommunications services
Hutchison Telecommunication Services Limited	Hong Kong	HK$	20	100%	Mobile telecommunications retail operations
Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	HK$	20	100%	Provision of management and treasury services
Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	HK$	10,000,000	100%	Provision of information technology services
Hutchison Telecommunications International	Hong Kong	HK$	2	100%	Provision of management services
(HK) Limited

Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	LKR	875,000,000	100%	Mobile telecommunications services
Hutchison Telephone (Macau) Company Limited	Macau	MOP	10,000,000	71%	Mobile telecommunications services
Hutchison Telephone Company Limited	Hong Kong	HK$	1,258,120	71%	Mobile telecommunications services
Kasapa Telecom Limited	Ghana	GHC	13,165,886,000	100%	Mobile telecommunications services
Partner Communications Company Ltd.	Israel	NIS	1,545,162	51%	Mobile telecommunications services
PT. Hutchison CP Telecommunications	Indonesia	IDR	649,890,000,000	60%	Mobile telecommunications services
3 Global Services Private Limited (“3GS”, Note 3)	India	INR	494,920	100%	Investment holding

Note 1:	The Group’s 52% equity interest in each of these companies is comprised of (i) 42.34% equity interest, held through subsidiaries, in each of these companies; (ii) 37.25% equity interest in an investment holding company holding a 19.54% equity interest in each of these companies; and (iii) 45.79% equity interest in an investment holding company holding a 5.11% equity interest in each of these companies. In addition, the Group also holds call options over the remaining shares of such investment holding companies and is committed to providing financial support for the shareholders of such investment holding companies.
Note 2:	In addition to the Group’s 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51% and 30% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.
Note 3:	As disclosed in Note 33 (iii)(c), the beneficial interest in the business of 3GS is subject to a call option held by Hutchison Call Centre Holdings Limited (“HCCHL”), a subsidiary of HWL, which if exercised, would entitle HCCHL to acquire the business owned by 3GS at a predetermined price.

Hutchison Telecommunications International Limited Annual Report 2006	145

  Information for US Investors

The Group’s consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) which differs in some respects from US GAAP. The effect on net income attributable to equity holders of the Company and shareholders’ equity arising from significant differences between HKFRS and US GAAP is as follows.

			2005 HK$ millions		2006 HK$ millions		2006 US$ millions
(Loss)/profit attributable to equity holders of the Company under HKFRS				(768)		201		26
Adjustments:
Revenue recognition	(a	)		88		62		8
Customer acquisition and retention costs	(b	)		61		(65)		(8)
Business combinations	(c	)		(163)		(419)		(54)
Termination benefits	(e	)		(12)		(4)		—
Onerous contracts	(f	)		(16)		(15)		(2)
Pension cost	(g	)		(67)		(1)		—
Share-based payments	(h	)		(28)		—		—
Others	(i	)		37		(9)		(1)
Deferred taxation	(j	)		(24)		(103)		(14)
Minority interest				(23)		(140)		(18)

Loss attributable to equity holders of the Company under US GAAP				(915)		(493)		(63)

Loss per share attributable to equity holders of the Company
– basic			HK$	(0.20)	HK$	(0.10)	US$	(0.01)
– diluted			HK$	(0.20)	HK$	(0.10)	US$	(0.01)

Shareholders’ equity under HKFRS				16,170		16,659		2,141
Adjustments:
Revenue recognition	(a	)		80		143		18
Customer acquisition and retention costs	(b	)		(282)		(348)		(45)
Business combinations	(c	)		(1,014)		(1,488)		(191)
Reversal of goodwill amortisation expense	(c	)		65		65		8
Impairment of goodwill	(d	)		(719)		(719)		(92)
Termination benefits	(e	)		7		3		—
Onerous contracts	(f	)		54		39		5
Pension cost	(g	)		(37)		(30)		(3)
Others	(i	)		101		98		13
Deferred taxes	(j	)		(747)		(863)		(111)
Minority interest				2		(210)		(27)

Shareholders’ equity under US GAAP				13,680		13,349		1,716

Exchange translation adjustments	(k	)		(27)		(170)		(22)

146	Hutchison Telecommunications International Limited Annual Report 2006

Information for US Investors

The increases or decreases noted above refer to the following differences between HKFRS and US GAAP:

(a)	Revenue recognition

Under HKFRS, connection and installation fees are recognised as revenue when the installation or connection takes place. Under US GAAP, revenues from connection and installation fees and any other up-front fees are deferred and recognised over the expected customer relationship period.

Under HKFRS, there is no technical guidance on the accounting of multiple element contracts. Revenue allocation to sales of handsets and services is based on the respective values as stated in the subscribers’ contracts.

Under US GAAP, the Group adopted EITF 00-21 on “Revenue Arrangements with Multiple Deliverables”, which addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF 00-21 also addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The fair value method is used when allocating the revenue for each unit of accounting. The amount allocated to the delivered item, i.e. handsets, is limited to the amount that is not contingent on the delivery of additional items or meeting other specific performance conditions. This resulted in different amounts being allocated to the handsets between HKFRS and US GAAP.

(b)	Customer acquisition and retention costs

Under HKFRS, as described in Note 2(l)(ii), certain customer acquisition and retention costs, comprising handset subsidies, sales commission and other direct costs for acquisition and retention purposes, are capitalised and amortised over the minimum enforceable contractual period. In the event a customer ends its relationship before the costs have been fully amortised, the unamortised acquisition and retention costs are written off.

Under US GAAP, direct incremental customer acquisition and retention costs are deferred and amortised over the average customer relationship period to the extent of deferred revenue with any excess costs expensed as incurred.

(c)	Business combinations

(i)	Under HKFRS, prior to 1 January 2004, the excess of the cost of acquisition over the fair value of the Group’s share of net assets of the acquired subsidiary company, associated company and joint venture entity is recognised as goodwill. From 1 January 2004, with the early adoption of HKFRS 3, the excess of cost directly attributable to the business combination over the Group’s share of fair values of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. Under US GAAP, starting 1 January 2002, goodwill was no longer subject to amortisation but is tested for impairment annually, as well as when there are indicators of impairment. Such change was also made under HKFRS effective 1 January 2004. Intangible assets acquired in a business combination have been limited to those assets that can be identified and controlled and for which future economic benefits attributable to the asset will probably flow to the entity and whose fair value can be measured reliably. In the event the criteria cannot be met, intangibles are not recognised and the corresponding amount will be included as part of goodwill.

Under US GAAP, the cost of the acquisition is allocated to the proportionate share of fair value of acquired assets and liabilities, including separately identifiable intangibles if it satisfies either the “contractual-legal” or “separability” criterion. Any excess cost of the acquisition is recognised as goodwill. Intangibles are amortised over their estimated useful lives. The adjustment made to intangible assets is mainly attributable to licences from the acquired subsidiary company, approximately amounting to HK$2,775 million (2005 - HK$3,002 million).

Hutchison Telecommunications International Limited Annual Report 2006	147

Information for US Investors

(ii)	In February 2005, the Group’s various interests in India were reorganised under Hutchison Essar, the Group’s mobile telecommunications operator in Mumbai (the “India Restructuring”). Prior to the India Restructuring, the Group’s effective interest in the six India operating entities ranged from 49% to 74%. Subsequent to the India Restructuring, Hutchison Essar owned 100% of the equity interest in the other five India operating entities and the Group held an effective interest of 56% in Hutchison Essar (the Group’s effective interest has subsequently changed to 53% and 54% in June and October 2005 respectively). Under both HKFRS and US GAAP, the reorganisation of the interest that was held by the Group was accounted for as a transaction amongst entities under common control. Under HKFRS, changes in the non-controlling interests of the Group were accounted for at their carrying value and the excess of consideration given up over the carrying value of the non-controlling interest acquired was recorded as goodwill. Under US GAAP, the acquisition of the non-controlling interests of the Group was accounted for using the purchase method, resulting in the percentage of assets and liabilities acquired being recorded at their fair value.

In July 2005, the Group privatised HGCL, which holds the Group’s Hong Kong fixed-line business, by way of scheme of arrangement (the “HGCL privatisation”). Part of the consideration was settled by issuance of shares. Under HKFRS, the HGCL privatisation was considered as a transaction amongst entities under common control. The Group has accounted for the additional interests acquired at their carrying value at the date of the transaction and the excess of consideration given up over the carrying value of minority interests acquired being recorded as goodwill. Under US GAAP, this transaction was an acquisition of non-controlling interests in subsidiaries and was accounted for using the purchase method, resulting in fair value adjustments being made to tangible assets and recognition of intangible assets. There is also a difference between HKFRS and US GAAP in the cost of acquisition. Under HKFRS, shares issued as consideration are recorded at their fair value as at the date of the exchange, the date that the Group is legally obliged to deliver cash or shares to the minority shareholders and the minority shareholders are legally obliged to give up their shares in HGCL in return, i.e. the date when all the conditions that might prevent the transaction from proceeding have been met. Under US GAAP, shares issued as consideration are measured at their market price over a reasonable period of time before and after the parties reach an agreement on the purchase price and the proposed transaction is announced. The difference in the cost of acquisition resulted in a lower amount of goodwill of HK$56 million recorded under US GAAP.

For the India Restructuring and the HGCL privatisation, details of net assets acquired and goodwill under US GAAP are as follows:

	2005
	India Restructuring HK$ millions	HGCL Privatisation HK$ millions
Purchase consideration	346	2,339
Less: Carrying value of minority interest acquired	200	57
Less: Fair value of net assets acquired – shown as below	103	363

Goodwill	43	1,919

The fair values of net assets acquired are as follows:
	India Restructuring HK$ millions	HGCL Privatisation HK$ millions
Property, plant and equipment, net	(53)	440
Customer contracts and customer relationships	85	—
Distribution networks and direct sales associates relationship	45	—
Licences	17	—
Other assets	3	—
Deferred tax assets /(liabilities)	6	(77)

	103	363

In April 2005, the Group’s shareholding in Partner increased from 42.9% to 52.2% following the completion of a buyback of shares by Partner from certain of its shareholders. The Group is deemed to have acquired an additional 9.3% of the issued share capital of Partner and resulted in a consolidation of Partner as a subsidiary company. This transaction was accounted for using the purchase method under both HKFRS and US GAAP. Under HKFRS, all the assets and liabilities were fair valued, resulting in the differences between the fair value and book value of the portion of interests held prior to the transaction being included in the investment revaluation reserves. Under US GAAP, only the additional interest acquired is stepped up to its fair value, with minority interest recorded at historical costs.

148	Hutchison Telecommunications International Limited Annual Report 2006

Information for US Investors

(iii)	In March 2006, the Group reorganised its holding structure in Hutchison Essar in light of the changes in the rules governing foreign direct investment in telecommunications operators in India. In June 2006, the Group acquired an interest in IndusInd Telecom Network Limited, subsequently renamed Omega Telecom Holdings Private Limited. As a result of these transactions, the Group held a 37.25% equity interest in an investment holding company holding a 19.54% equity interest in Hutchison Essar and a 45.79% equity interest in an investment holding company holding a 5.11% equity interest in Hutchison Essar. Under HKFRS, both transactions were accounted for as transactions amongst entities under common control whereby changes in the non-controlling interests of the Group were accounted for at their carrying value and the excess of consideration given up over the carrying value of the non-controlling interest acquired was recorded as goodwill. Under US GAAP, the acquisitions of the non-controlling interests of the Group were accounted for using the purchase method, resulting in the percentage of assets and liabilities acquired being recorded at their fair value.

2006 India Acquisitions HK$ millions
Purchase consideration	5,260
Less: Carrying value of minority interest acquired	524
Less: Fair value of net assets acquired – shown as below	651

Goodwill	4,085

The fair values of net assets acquired are as follows:

India Acquisitions HK$ millions
Property, plant and equipment, net	(248)
Customer contracts and customer relationships	628
Distribution networks and direct sales associates relationship	316
Licences	(19)
Other assets	5
Deferred tax liabilities	(31)

651

On 3 July 2006, Partner completed the acquisition of the transmission business of Med-1, a private company that has laid a submarine fibre-optic network and holds a licence to provide data communications services in Israel, for a consideration of NIS71 million (approximately HK$124 million). The acquisition is accounted for as a business combination under both HKFRS and US GAAP. The transaction generates an amount of HK$45 million, derived from the fair value of net assets acquired in excess of the purchase consideration, being recorded as negative goodwill under HKFRS, which was directly credited to the income statement. Under US GAAP, in the event where the fair value of net assets acquired exceeds the purchase consideration, the excess should be allocated as a pro rata reduction in the amounts that would have been assigned generally to all the acquired assets except financial assets, other current assets or deferred tax assets. Details of the allocation of net assets under US GAAP are as follows:

2006 Acquisition of Med-1 HK$ millions
Purchase consideration	124
Less: Fair value of net assets acquired – shown as below	124

Goodwill	—

Hutchison Telecommunications International Limited Annual Report 2006	149

Information for US Investors

The fair values of net assets acquired are as follows:

	Acquisition of Med-1
	Fair value Before pro rata reduction HK$ millions	Fair value After pro rata reduction HK$ millions
Fixed assets	137	92
Other intangible assets - customer base	48	32

	185	124

As discussed in Note 5(c), on 5 October 2006, Hutchison Essar completed the acquisition of its 100% shareholding in Spacetel, a company that had licence applications in certain areas within India. The acquisition is considered a business combination under HKFRS while it is considered an asset acquisition under US GAAP as Spacetel had not commenced its planned principal operation or services. As a result, the excess of the purchase consideration over the fair value of net assets acquired of HK$53 million is recorded as goodwill under HKFRS but under US GAAP an amount of HK$81 million is capitalised as licence, i.e. an intangible asset, with a corresponding amount of HK$28 million recorded as deferred tax liabilities. The licence cost would be amortised over the contractual period of 20 years. For the year ended 31 December 2006, amortisation has not been commenced since the networks for the related licenced areas were yet to be launched.

(d)	Impairment of goodwill

Under HKFRS, the Group will perform an impairment review to ensure its goodwill and other long-lived assets are carried at no more than their recoverable amount if there is an indication of impairment, or at least annually for goodwill. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use, based on present value calculations. The value in use test is performed for each cash-generating unit identified. A cash-generating unit is the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets. The cash generating unit can be a level or levels above the reporting unit, the reporting unit, or a level or levels below the reporting unit.

Under US GAAP, the Group performs an annual impairment test for goodwill based on the fair value of the operating segment or one reporting level below the operating segment. The fair value of the reporting unit is allocated to its assets and liabilities, including any unrecognised intangible assets. The remaining fair value for the reporting unit is the implied fair value of the goodwill. This implied fair value of goodwill is compared to its carrying amount on an annual basis to determine if there is a potential impairment. If the implied fair value of the goodwill is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value is less than its carrying value.

(e)	Termination benefits

Under HKFRS, termination benefits are recognised when there is a legal or constructive obligation to pay the benefits. Constructive obligation exists when a termination plan has been prepared and management could have raised a valid expectation in those affected that the plan will be carried out by either starting to implement or announcing the plan.

US GAAP requires employers to recognise the obligation to provide post-employment benefits if the obligation is attributable to employees’ services already rendered, employees’ rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. However, termination benefits are only recognised when the termination plan has been communicated to employees.

(f)	Onerous contracts

Under HKFRS, the present obligation under an onerous contract should be recognised and measured as a provision. An onerous contract is defined as a contract under which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

150	Hutchison Telecommunications International Limited Annual Report 2006

Information for US Investors

Under US GAAP, a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit should be recognised and measured at its fair value when the rights conveyed by the contract ceased to be used.

(g)	Pension cost

Under HKFRS, as described in Note 2(y)(i), actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of recognised income and expense.

Under US GAAP, the unrecognised actuarial gains and losses are recognised by amortising the amount by which cumulative unrecognised gains and losses exceed 10% of the greater of the assets of the scheme and the defined benefit obligations over the average expected future working lifetime of the Group’s employees.

Under US GAAP, during the year ended 31 December 2006, the Group adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”). SFAS 158 requires an entity to recognise in its balance sheet an asset for a defined benefit pension or postretirement plan’s over-funded status or a liability for a plan’s under-funded status, and to recognise changes in that funded status through other comprehensive income in the year in which the changes occur. SFAS 158 does not change the amount of net periodic benefit expense recognised in our results of operations. The adopting of this standard result in a net decrease in other non-current liabilities of HK$25 million and an increase in accumulated other comprehensive income of HK$20 million as at 31 December 2006. Our plans’ under-funded status was HK$12 million at 31 December 2005 and HK$15 million at 31 December 2006 respectively. The fair value of our plans’ assets is changed from HK$193 million at 31 December 2005 to HK$187 million as of 31 December 2006.

We regularly review our actual asset allocation and the pension plans’ investments are periodically rebalanced to our targeted allocation when considered appropriate.

At 31 December 2006, we have unrecognised net actuarial gains of HK$25 million related to our defined benefit pension plans. These gains will be recognised as a component of pension income or expense in future years. Our estimated 2007 expense related to our defined benefit pension plans of HK$14 million includes the recognition of approximately HK$1 million of these gains.

Under HKFRS, provision for severance payments in Thailand is accounted for under the actuarial method.

Under US GAAP, provision for severance payments in Thailand is accounted for under the gross method since the actuarial value of benefits on immediate termination exceeds the actuarial value of benefits at the expected date of separation.

(h)	Share-based payments

Under HKFRS, as described in Note 2(y)(ii), share-based payments expense is determined by reference to the fair value of the options granted. In accordance with HKFRS 2, the Group applied this HKFRS to share options that were granted after 7 November 2002 and had not yet vested at 1 January 2005.

Under US GAAP, the Group has early adopted SFAS No.123R “Share-Based Payment” from 1 January 2005. SFAS 123R replaces FASB statement No.123, “Accounting for Stock-Based Compensation” and supersedes APB No.25 “Accounting for Stock Issued to Employees”. SFAS No.123R requires the compensation cost relating to share-based payment transactions be recognised in the financial statements. That cost will be measured based on fair value of the equity or liability instruments issued. Under US GAAP, share options that were granted after 7 November 2002 and vested before 1 January 2005 were accounted for based on APB No.25. Share options that were unvested as at 1 January 2005 were measured in accordance with the transitional provisions of SFAS No.123R. The Group used the modified prospective transition method as specified in the standard.

Hutchison Telecommunications International Limited Annual Report 2006	151

Information for US Investors

(i)	Others

Other differences between HKFRS and US GAAP include:

(i)	Capitalisation of interest expense

Under HKFRS, interest costs incurred prior to the date the qualifying asset is ready for its intended use are capitalised as construction in progress to the extent that the borrowings are identified as being related to the acquisition of the qualifying asset.

Under US GAAP, interest costs incurred prior to the qualifying asset being ready for its intended use that could have been avoided if the expenditures for the qualifying asset had not been made are capitalised as construction in progress.

(ii)	Telecommunication spectrum licences

Under HKFRS, licence fee payments made in India before 1999 were recorded as period costs. Under US GAAP, licence fee payments made in India before 1999 were capitalised and amortised over the remaining licence period.

Under US GAAP, interest costs incurred prior to the launch of the network were also capitalised as part of licence, which were expensed under HKFRS.

Subsequent to 1999, licence fees in India became variable and the payments made were recorded as period costs under both HKFRS and US GAAP.

(iii)	Sale and leaseback transaction

In 1998, the Group entered into a sale and leaseback transaction for certain of its mobile telecommunication assets. Under HKFRS, this transaction was accounted for as a defeased lease and, thus, the assets subject to the sale and leaseback arrangement have been accounted for as a financing lease. The arrangement for the financial assets transferred to a third party in exchange for payment of liabilities was considered meeting the criteria for offset under HKAS32 and therefore the related assets and liabilities have been presented on the balance sheet on a net basis.

Under US GAAP, the mobile telecommunication assets and related depreciation expense subject to this arrangement are recorded at their historical cost. A portion of the underlying assets has been impaired during the year ended 31 December 2004. Accordingly, impairment charge under US GAAP has been adjusted for the difference between the cost basis under HKFRS and US GAAP. Further, the related financial assets transferred to a third party under the defeased lease agreements have not met all of the criteria for treatment of a sale under SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The related assets and liabilities as at 31 December 2006 are HK$1,858 million (2005 - HK$2,210 million).

(iv)	Lease arrangement

In March 2006, the Group entered into an agreement with a third party supplier for leasing certain block wiring systems built specifically for the Group with an option to purchase such systems at a certain price during the lease period. Under HKFRS, the lease arrangement is determined as an operating lease since it will not transfer substantially all the risks and rewards incident to the ownership according to the agreement. Under US GAAP, the installation of the block wiring systems is subject to EITF 97-10 “The Effect of Lessee Involvement in Asset Construction” and is considered integral equipment under FIN 43 “Real Estate Sales” and EITF 00-13 “Determining Whether Equipment is Integral Equipment subject to FASB Statements No.66 and No.98”. EITF 00-13 requires a lessee to record the construction cost during the construction period if the lessee has substantially all of the construction period risks. Such an evaluation is conducted through a maximum guarantee test. Since the deposit paid by the Group for the block wiring systems exceeds the project costs incurred by the third party supplier at the inception, the Group accounted for the arrangement as a construction contract and accordingly an amount of HK$19.6 million was recognised as fixed assets with a corresponding reduction of HK$5.7 million in trade and other receivables and an increase of HK$13.9 million in accounts payable and accruals under US GAAP. The corresponding depreciation will commence once the equipments installation is complete and ready for use.

152	Hutchison Telecommunications International Limited Annual Report 2006

Information for US Investors

(j)	Deferred taxation

HKFRS and US GAAP are substantially the same with respect to deferred income tax expense or benefit that affects the Group.

The amounts included in the reconciliation show the income tax effects of the differences between HKFRS and US GAAP as described above.

(k)	Exchange translation adjustments

Under HKFRS, up to 1 January 2005, goodwill arising from business combinations was translated at historical exchange rates. As at 1 January 2005, with the adoption of HKAS 21, goodwill is translated at closing rate for acquisitions take place after 1 January 2005.

Under US GAAP, goodwill and intangible assets arising from business combination are translated at the exchange rates prevailing at the year end.

In 2005 and 2006, the amounts included in the reconciliation show the effect on the shareholders’ funds of the differences between HKFRS and US GAAP described above.

The cumulative translation adjustment impact of each reconciling item is included in each respective reconciling item in the reconciliation for shareholders’ funds. The cumulative translation adjustment line at the bottom of the reconciliation is the total of all such translation adjustments presented for information purpose.

Difference in Operating Profit

In 2005, the operating profit reported per HKFRS was HK$2,154 million and the operating profit reported per US GAAP was HK$1,966 million. The difference related to the classification of the profit on partial disposal of subsidiary company of HK$71 million being included in the operating profit per HKFRS and the rest attributed to the differences between HKFRS and US GAAP described above.

In 2006, the operating profit reported per HKFRS was HK$5,045 million and the operating profit reported per US GAAP was HK$4,594 million. The difference related to the classification of the profit on partial disposal of subsidiary company of HK$44 million being included in the operating profit per HKFRS and the rest attributed to the differences between HKFRS and US GAAP described above.

Hutchison Telecommunications International Limited Annual Report 2006	153

Information for US Investors

Condensed Consolidated Statement of Changes in Shareholders’ Equity

	2005 HK$ millions	2006 HK$ millions	2006 US$ millions
Share Capital
Balance, beginning of year	1,125	1,188	153
Issuance of ordinary shares	63	3	—

Balance, end of year	1,188	1,191	153

Additional paid-in capital
Balance, beginning of year	19,041	20,959	2,704
Related to subsidiary companies acquired	1,801	—	—
Issuance of ordinary shares arising from exercise of employee share options	—	113	14
Share-based payments	117	96	12
Transfer from accumulated deficits	—	4	—

Balance, end of year	20,959	21,172	2,730

Accumulated other comprehensive income (AOCI)
Balance, beginning of year	—	—	—
Adjustment to AOCI	—	20	3

Balance, end of year	—	20	3

Accumulated deficits
Balance, beginning of year	(7,084)	(7,999)	(1,032)
Net loss attributable to equity holders of the Company	(915)	(493)	(63)
Transfer to additional paid-in capital	—	(4)	—

Balance, end of year	(7,999)	(8,496)	(1,095)

Cumulative translation adjustments
Balance, beginning of year	(373)	(468)	(60)
Translation adjustment	(214)	(70)	(15)
Related to subsidiary disposed of	119	—	—

Balance, end of year	(468)	(538)	(75)

Total shareholders’ equity	13,680	13,349	1,716

154	Hutchison Telecommunications International Limited Annual Report 2006

Information for US Investors

Variable Interest Entities ( “VIEs” )

In 2005 and 2006, the Group conducted its operations in India and Thailand through entities in which the Company did not have voting control or a majority of the direct equity interest.

For the entities in India, in addition to its direct minority interest in each of the entities, in 2004 the Group also had indirect interests of varying percentages ranging from 0.3% to 25% in the Indian operating entities. In February 2005, after the India Restructuring, the Group had a direct 42.34% equity interest and an indirect attributable 13.9% equity interest in all the India operating entities. The Group’s indirect attributable equity interest in Hutchison Essar subsequently decreased by approximately 3% and then increased by approximately 1% in June and October 2005 respectively. In 2006, following the reorganisation of its holding structure in Hutchison Essar and the acquisition of an interest in IndusInd Telecom Network Limited, the Group held a direct 42.34% equity interest in Hutchison Essar and a 37.25% equity interest in an investment holding company holding a 19.54% equity interest in Hutchison Essar and a 45.79% equity interest in an investment holding company holding a 5.11% equity interest in Hutchison Essar. As a consequence, the Group consolidated the Indian operating entities as subsidiaries for the year ended 31 December 2006.

The Group has also established an entity to facilitate the sale and leaseback transaction described in Note l(iii) above. Under HKFRS, these entities are included as subsidiary companies for the reasons described in Note 2(d). Under US GAAP, these entities are variable interest entities as defined in Financial Accounting Standards Board Interpretation No. 46 (“FIN 46R”). As a result of the direct and indirect ownership interests and other financing arrangements, the Group has determined that it was the primary beneficiary, as defined in FIN 46R, for these entities from the date of acquisition or incorporation and, accordingly, has included the financial statements of these entities in the Group’s consolidated financial statements. FIN 46R has been applied for all periods presented.

The following principal entities are variable interest entities in which the Group is the primary beneficiary:

	Total Assets as at 31 December 2005 HK$ millions	Revenue for the year ended 31 December 2005 HK$ millions	Total Assets as at 31 December 2006 HK$ millions	Revenue for the year ended 31 December 2006 HK$ millions
Hutchison CAT Wireless MultiMedia Limited	1,419	1,045	1,700	1,016
Operating entities in India (note 1)	14,004	9,991	N/A	2,181
Telecom Investments India Private Limited	1,024	—	3	—
Usha Martin Telematics Limited	1,069	6	66	2
Pacific Leasing Limited	2,210	—	1,858	—

The following entity is a variable interest entity in which the Group holds a variable interest, but is not the primary beneficiary:

	Hutchison Telecommunications Argentina S.A.		3 Global Services Private Limited
Balances and results as at and for the year ended 31 December	2005 HK$ millions	2006 HK$ millions	2006 HK$ millions
Total assets	14	11	130
Revenue	32	22	464
(Loss)/profit attributable to shareholders	(113)	(16)	24
The Group’s maximum exposure to loss as a result of its involvement	552	561	—

Note 1: The Group consolidated the Indian operating entities as subsidiaries subsequent to the reorganisation of the holding structure in Hutchison Essar in March 2006.

Hutchison Telecommunications International Limited Annual Report 2006	155

Information for US Investors

Fair Value of Financial Instruments

The Group has put and call options to acquire certain minority interests in its variable interest entities in India and Thailand.

For entities in India, certain put and call options are exercisable at fair market value of its variable interest entities as per terms and conditions of respective option contracts.

For the entities in Thailand, the put and call options are exercisable at anytime at a nominal value.

Deferred Taxation

As of 31 December 2006, the Group had accumulated tax losses amounting to HK$12,618 million (2005 - HK$9,809 million) which may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong and overseas. The tax effect on the accumulated tax losses amounted to HK$2,775 million (2005 - HK$2,203 million).

The tax losses of certain subsidiary companies, mainly Hong Kong, can be carried forward indefinitely while the tax losses of the majority of the subsidiary companies in overseas will expire within periods ranging from 2007 to 2014. Realisation of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income.

At 31 December 2006, a valuation allowance of HK$3,703 million (2005 - HK$2,578 million) had been provided for against the remaining deferred tax assets related to the tax losses carried forward, depreciation allowances and other temporary differences since management believes it is more likely than not that taxable income will not be sufficient in the foreseeable future to utilise the tax loss carry forward.

	31 December 2005 HK$ millions	31 December 2006 HK$ millions
Net deferred tax (liabilities) /assets:
Deferred tax liabilities	(768)	(954)
Deferred tax assets	3,492	4,697
Valuation allowance	(2,578)	(3,703)

	146	40

Share-based Payments

(i)	Employee Stock Option Plans of Partner Communications Company Limited

Partner became the Group’s subsidiary from April 2005.

In July 2004, the board of directors of Partner approved an employee stock option plan (as amended on 1 March 2006) (the “2004 Plan”) for options to be granted to employees under the provisions of the capital gain’s tax route provided for in section 102 of the Israeli Income Tax Ordinance.

The purpose of the 2004 Plan is to promote the interests of Partner and its shareholders by providing employees, officers and advisors of Partner with appropriate incentives and rewards to encourage them to enter into and continue in the employment of or service to Partner and to acquire a proprietary interest in the long-term success of Partner. The 2004 Plan will remain in force for 10 years from its adoption in July 2004.

A total number of 5,775,000 ordinary shares of Partner (the “Partner Shares”), representing 3.70% of the total issued share capital of Partner as at the date of this report may be issued under the 2004 Plan. The maximum number of options which may be issued and allotted to each participant under the 2004 Plan shall not exceed 1,834,615 Partner Shares, representing approximately 1.17% of the total number of shares in issue at the date of this report.

156	Hutchison Telecommunications International Limited Annual Report 2006

Information for US Investors

An option shall become cumulatively vested as to one-fourth (25%) of the shares covered thereby on each of the first, second, third and fourth anniversaries of the date of the relevant grant, unless otherwise set by the Compensation Committee of Partner (the “Partner Compensation Committee”) being appointed by Partner’s board of directors to administer the 2004 Plan, in the relevant grant instrument. The exercise period during which an option may be exercised will be determined by the Partner Compensation Committee and will not exceed ten years from the date of grant of options. No payment is required to be made by the grantee on application or acceptance of an option.

The Partner Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined taking into consideration the fair market value of a Partner Share at the time of grant. Such fair market value on any date will be equal to the average of the closing sale price of the Partner Shares during the preceding thirty trading days, as such closing sale price is published by the national securities exchange in Israel on which the Partner Shares are traded, or if there is no sale of Partner Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date, or if Partner Shares are not listed on a securities exchange in Israel or the over the counter market, the fair market value on such date as determined in good faith by the Partner Compensation Committee.

The board of directors of Partner adopted the 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) in 1998 and 2000 respectively. Until November 2003, Partner granted options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform to the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partner prior to Partner becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of options will be made under the aforesaid three Plans without the board of directors of Partner approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company.

Partner’s share-based compensation cost that was included in the consolidated income statement was HK$39 million for the year ended 31 December 2006 (2005: HK$38 million). The total income tax benefit recognised in the consolidated income statement for share-based compensation arrangements was HK$3 million for the year ended 31 December 2006 (2005: HK$3 million).

The weighted average fair value of options granted during the year determined using the Black-Scholes valuation model that uses the assumption noted in the following table.

	After 1 April 2005	2006
Expected volatility	58%	39%
Expected dividend yield	0%	6.1%
Risk-free interest rate	3.5%	5.5%
Weighted average expected life	5 years	5 years

A summary of option activity under the employee stock option plan as of 31 December 2006, and changes during the year are presented below:

Options	Shares (in ‘000)	Weighted-Average Exercise Price (NIS)	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (NIS million)
Outstanding at 31 December 2005	7,067	25.85
Granted	596	33.18
Exercised	(1,988)	22.72
Forfeited/Expired	(602)	27.14

Outstanding at 31 December 2006	5,073	27.78	7.5	104.0

Exercisable at 31 December 2006	2,377	26.57	6.6	51.6

Hutchison Telecommunications International Limited Annual Report 2006	157

Information for US Investors

The weighted-average grant-date fair value of options granted during the year was approximately NIS10.82, equivalent to HK$20 (2005 - HK$36). The total intrinsic value of options exercised during the year was approximately NIS36.8 million, equivalent to HK$68 million (2005 - HK$44 million).

Cash received from the exercise of option under all share-based payment arrangements during the year was approximately NIS44 million, equivalent to HK$78 million (2005 - HK$32 million).

At 31 December 2006, the total unrecognised compensation cost related to non-vested share-based compensation arrangements granted under the plans mentioned above amounted to NIS20.4 million equivalent to HK$38 million (2005 - HK$64 million).

(ii)	The HutchEssar Option Plan

The HutchEssar Employees Stock Option Plan 2005 of Hutchison Essar (“HutchEssar Option Plan”) was approved for adoption by the shareholders of Hutchison Essar on 21 December 2005 and subsequently by the shareholders of the Company at the annual general meeting held on 16 May 2006. The HutchEssar Option Plan will be in effect for a period of 10 years from its effective date of 1 July 2005.

No option granted under the HutchEssar Option Plan will vest unless and until Hutchison Essar has completed an initial public offering and listing of its shares on a recognised stock exchange. The HutchEssar Option Plan provides that options granted to employees automatically vest as to 30% on either the expiry of the period of 12 months after the relevant date of offer of options (the “Offer Date”), or on the date on which Hutchison Essar’s shares are first traded on any recognised stock exchange (the “IPO Date”) or 1 January 2007, whichever is the latest; as to 30% on either the expiry of the period of 24 months after the Offer Date, or at the expiry of the period of 12 months after the IPO Date, whichever is the later; and as to 40% on either the expiry of the period of 36 months after the Offer Date, or at the expiry of 24 months after the IPO Date, whichever is the later. The relevant Indian regulations require a minimum period of 12 months between the grant of options and the vesting of such options. The exercise period in respect of a particular option shall commence from the date of vesting until the date falling 10 years from the offer of the option subject to earlier lapse in accordance with the provisions of the HutchEssar Option Plan.

The following share options were outstanding under the HutchEssar Option Plan during the year ended 31 December 2006:

Options	2005 (in ‘000)	2006 (in ‘000)
Outstanding options at beginning of the year	—	4,489
Granted	4,489	2,045
Exercised	N/A	N/A
Forfeited/Expired	—	(872)

Outstanding options at end of the year	4,489	5,662

Exercisable options at end of the year	N/A	N/A

No compensation cost was recognised with respect to these options during the year ended 31 December 2006 since there is no certainty that these options will vest in the foreseeable future.

Business Co-operation Contract

As discussed in Note 2(g), the Group obtained an investment licence to engage in a business co-operation under a Business Co-operation Contract (“BCC”) in Vietnam. Under HKFRS, the Group has recognised in its financial statements the assets that it controls and the liabilities that it incurs, as well as, the expenses that it incurs and its share of the income, if any, from the BCC. Under US GAAP, the BCC is accounted for as an operating lease in accordance with EITF 01-08 “Determining whether an arrangement contains a lease”. The difference between HKFRS and US GAAP does not have any impact on net income and shareholders’ equity as at 31 December 2006.

158	Hutchison Telecommunications International Limited Annual Report 2006

Information for US Investors

Effect of Recent Pronouncements

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We are required to adopt FIN 48 effective 1 January 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognised upon adoption of FIN 48. The Group is currently evaluating the impact of this Interpretation on our future results of operations and financial position.

Fair Value Measurement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 expands disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorises and prioritises the sources to be used to estimate fair value. We are required to adopt SFAS 157 effective 1 January 2008 on a prospective basis. The Group is currently evaluating the impact of this new standard on our future results of operations and financial position.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealised gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognised in earnings as incurred and not deferred. We are required to adopt SFAS 159 effective 1 January 2008. The Group is currently evaluating the impact of this new standard on our future results of operations and financial position.

Effect of Prior-Year Misstatements when Qualifying Misstatements in Current-Year Financial Statements

In March 2007, the FASB Staff Position issued a proposed FSP 154a “Considering the Effects of Prior-Year Misstatements when Qualifying Misstatements in Current-Year Financial Statements” (“FSP 154a”). FSP 154a extends the guidance for SEC registrants in SAB 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) to all other non-governmental entities that are not subject to the requirements of SAB 108. FSP 154a does not have any impact on the Group’s results of operations and financial position as the Group has adopted SAB 108 for its fiscal year ended 31 December 2006.

Hutchison Telecommunications International Limited Annual Report 2006	159

  Five-year Financial Summary

	2002 HK$ millions	2003 HK$ millions	2004 HK$ millions	2005 HK$ millions	2006 HK$ millions	2006 US$ millions
RESULTS

Turnover	7,635	10,045	14,845	24,356	33,378	4,290

Profit/(loss) attributable to equity holders of the Company	(1,042)	(396)	(30)	(768)	201	26

ASSETS, LIABILITIES AND EQUITY
Cash and cash equivalents	2,859	1,993	2,102	2,436	2,048	263
Restricted cash	575	6	10	1	—	—
Other current assets	1,639	3,177	4,211	10,706	10,549	1,356
Total non-current assets	26,724	31,991	34,397	46,448	67,121	8,627

Total assets	31,797	37,167	40,720	59,591	79,718	10,246

Current borrowings	6,354	5,483	13,844	7,690	16,048	2,063
Other current liabilities	4,792	6,016	6,852	10,781	13,817	1,776
Non-current borrowings	6,548	7,485	3,582	19,002	23,369	3,004
Amounts due to related companies	18,805	22,903	—	—	—	—
Deferred tax liabilities	—	46	148	963	1,075	138
Other non-current liabilities	1,251	1,255	1,428	1,333	2,992	384

Total liabilities	37,750	43,188	25,854	39,769	57,301	7,365

Share capital	—	—	1,125	1,188	1,191	153
Reserves	(6,279)	(6,716)	12,705	14,982	15,468	1,988

Shareholders’ equity/(deficit)	(6,279)	(6,716)	13,830	16,170	16,659	2,141
Minority interest	326	695	1,036	3,652	5,758	740

Total equity	(5,953)	(6,021)	14,866	19,822	22,417	2,881

Total equity and liabilities	31,797	37,167	40,720	59,591	79,718	10,246

160	Hutchison Telecommunications International Limited Annual Report 2006

Information for Shareholders

Listings

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares (ADSs) on New York Stock Exchange, Inc. Each ADS represents ownership of 15 ordinary shares of the Company. Additional information and specific enquiries concerning the Company’s ADSs should be directed to the Company’s ADS Depositary at the address given on this page.

Stock Code / Ticker

The Stock Exchange of Hong Kong Limited	2332
New York Stock Exchange, Inc.	HTX

Financial Calendar

US Record Date	5 April 2007
Closure of Register of Members	4 May to 8 May 2007
2007 Annual General Meeting	8 May 2007
2007 Interim Results	August 2007

Registered Office

Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman KY1-1111, Cayman Islands
Telephone:	+1 345 945 3901
Facsimile:	+1 345 945 3902

Head Office and Principal Place of Business

22/F, Hutchison House, 10 Harcourt Road, Hong Kong
Telephone:	+852 2128 1188
Facsimile:	+852 2128 1778

Principal Executive Offices in Hong Kong

20/F, Hutchison Telecom Tower, 99 Cheung Fai Road,
Tsing Yi, Hong Kong
Telephone:	+852 2128 3222
Facsimile:	+852 2827 1371

Principal Share Registrar and Transfer Office

Butterfield Fund Services (Cayman) Limited
Butterfield House, 68 Fort Street, George Town,
Grand Cayman, Cayman Islands
Mailing address:	P.O. Box 705, Grand Cayman KY1-1107,
Cayman Islands
Telephone:	+1 345 949 7055
Facsimile:	+1 345 949 7004

Hong Kong Branch Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East,
Wanchai, Hong Kong
Telephone:	+852 2862 8628
Facsimile:	+852 2865 0990

ADS Depositary

Citibank Shareholder Services
P.O. Box 43077, Providence, Rhode Island 02940-3077, USA
Toll free for US only:	1 877 248 4237 CITI-ADR
From outside US:	+1 816 843 4281
Facsimile:	+1 201 324 3284
Email:	citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email:	htilir@htil.com.hk
Telephone:	+852 2128 3145

Website

www.htil.com

Cautionary Statements

This annual report contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

Exhibit 1.5

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Hutchison Telecommunications International Limited will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 8 May 2007 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the following resolutions:

1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31 December 2006;

2.	To re-elect directors of the Company and to authorise the board of directors to fix the directors’ remuneration;

3.	To re-appoint PricewaterhouseCoopers as the auditors of the Company and to authorise the board of directors to fix their remuneration; and

4.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(A)	“THAT:

(a)	subject to paragraphs (b) and (c) of this resolution, the exercise by the board of directors of the Company (the “Directors”) during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and otherwise deal with new shares of the Company (the “Shares”) and to allot, issue or grant securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares or such convertible securities, and to make or grant offers, agreements, options and warrants which would or might require the exercise of such powers be generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall not extend beyond the Relevant Period but shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and warrants which would or might require the exercise of such power after the end of the Relevant Period;

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to Shares issued as a result of a Rights Issue (as defined below), the exercise of the subscription or conversion rights attaching to any warrants or any securities convertible into Shares or the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to persons such as officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares or any scrip dividend providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution,

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

“Rights Issue” means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company).”

(B)	“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase or repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), or any other stock exchange on which the securities of the Company are or may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, Shares including any form of depositary shares representing the right to receive such Shares issued by the Company and that the exercise by the Directors of all powers of the Company to repurchase such securities, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of the Shares which may be purchased or repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution, and the said approval shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

(C)	“THAT subject to the passing of Ordinary Resolutions No. 4(A) and 4(B) set out in the notice convening this meeting, the aggregate nominal amount of the share capital of the Company which may be purchased or repurchased by the Company pursuant to the authority granted to the Directors by Ordinary Resolution No. 4(B) set out in the notice convening this meeting shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the Directors pursuant to Ordinary Resolution No. 4(A) set out in the notice convening this meeting, provided that such shares shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this resolution.”

The register of members of the Company will be closed from Friday, 4 May 2007 to Tuesday, 8 May 2007, both days inclusive.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 14 April 2007

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited no later than 4:30 p.m. on Thursday, 3 May 2007.

2.	Only members are entitled to attend and vote at the Meeting.

3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the chairman of the Meeting will exercise his power under Article 66 of the Articles of Association of the Company to put each of the above resolutions to the vote by way of a poll.

5.	With respect to Ordinary Resolution No.4(A), the directors of the Company wish to state that they have no immediate plans to issue any new shares of the Company. Approval is being sought from the members under Ordinary Resolution No.4(A) as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

6.	A circular containing the information regarding, inter alia, the directors proposed to be re-elected, general mandates to issue and repurchase shares of the Company is being sent to the shareholders of the Company together with the Company’s 2006 Annual Report.

As at the date of this announcement, the Directors are:

Executive Directors: Mr. Dennis Pok Man LUI Mr. Tim PENNINGTON	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY
Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT Mr. Michael John O’CONNOR Mr. Aldo MAREUSE

Alternate Directors:

Mrs. CHOW WOO Mo Fong, Susan

(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)

Mr. Martin Wolfgang MICHLMAYR

(Alternate to Mr. Michael John O’Connor)

Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)

Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)

Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)